Tomkins plc  Report & Accounts 2003

# ACCELERATING FUTURE GROWTH

## Tomkins

TOMKINS IS A WORLD-CLASS GLOBAL ENGINEERING AND MANUFACTURING GROUP WITH MARKET AND TECHNICAL LEADERSHIP ACROSS ITS THREE BUSINESSES; INDUSTRIAL & AUTOMOTIVE, AIR SYSTEMS COMPONENTS AND ENGINEERED & CONSTRUCTION PRODUCTS.

IN THIS YEAR OF TRANSITION WE HAVE REFOCUSED OUR COMPANY TO ACCELERATE FUTURE GROWTH AND PROFITABILITY.

## CONTENTS

In this Report, the term "underlying" indicates the amount has been adjusted for the effects of currency translation and acquisitions and disposals; in the case of profits, the amount is also stated before goodwill amortisation and operating exceptional items. Some figures and ratios mentioned in this Report are not readily available from the financial information and details of how these figures and ratios have been arrived at are set out on page 82 and in the Financial review.
During 2002, Tomkins plc changed its accounting reference date from 30 April to 31 December. The comparative figures in this Report are therefore for the eight-month accounting period from 1 May 2002 to 31 December 2002. Unless otherwise stated, the commentary in this Report compares results for the 368 day period from 1 January 2003 to 3 January 2004 ("2003") with unaudited pro forma results extracted from the management accounts for the 374 day period from 23 December 2001 to 31 December 2002 ("2002").

# FINANCIAL HIGHLIGHTS

| | 2003 | 2002<br>(pro forma)<br>(unaudited) |
|---|---|---|
| Sales | £3,150.4m | £3,245.4m |
| Operating profit before operating exceptional items[1] | £271.8m | £288.8m |
| Operating profit[1] | £235.9m | £242.7m |
| Non operating exceptional items | £(83.2)m | £4.1m |
| Profit before tax | £132.4m | £237.0m |
| Exceptional release from other tax provisions | £90.7m | – |
| Basic earnings per share | 18.5p | 18.9p |
| Total dividends per share[2] | 12.0p | 12.0p |
| Net (debt)/cash | £(264.7)m | £157.6m |

[1] Before goodwill amortisation (see page 82 and the Financial review) [2] Based upon dividends for the eight months ended 31 December 2002, plus four months pro rata based upon dividends for the year ended 30 April 2002.

## HIGHLIGHTS OF THE YEAR

- Reported sales in sterling during 2003 were down 2.9 per cent at £3,150.4 million; this represented an underlying increase of 4.1 per cent.

- Reported operating profit in sterling, before operating exceptional items of £35.9 million (2002: £46.1 million) and goodwill amortisation, in 2003 was down 5.9 per cent at £271.8 million; this represented an underlying increase of 2.3 per cent.

- Operating profit from continuing operations, before goodwill amortisation in 2003 of £11.9 million (2002: £10.4 million), increased to £246.0 million compared with £237.3 million in 2002.

- Industrial & Automotive produced a strong performance with underlying sales and operating profit before operating exceptional items and goodwill amortisation for the year up by 6.3 per cent and 9.9 per cent respectively.

- Air Systems Components showed strong margin recovery in the second half of the year.

- Engineered & Construction Products increased underlying sales and operating profit before operating exceptional items and goodwill amortisation for the year by 2.3 per cent and 2.6 per cent respectively.

- The effect of currency translation, particularly the weakness of the US dollar, reduced reported sales and operating profit before operating exceptional items and goodwill amortisation by £208.9 million and £20.2 million respectively in 2003.

- The tax credit for the year of £47.5 million is due to the exceptional release of £90.7 million from other tax provisions following a comprehensive review of potential tax exposures of the Group.

- Maintained dividend of 12.0 pence per ordinary share.

- Early redemption of redeemable convertible cumulative preference shares.

**TURNOVER BY DIVISION**



- 63% Industrial & Automotive
- 14% Air Systems Components
- 23% Engineered & Construction Products

**PROFIT BY DIVISION**



- 64% Industrial & Automotive
- 14% Air Systems Components
- 22% Engineered & Construction Products

**EMPLOYEES BY DIVISION**



- 60% Industrial & Automotive
- 18% Air Systems Components
- 22% Engineered & Construction Products



"2003 HAS BEEN A YEAR OF POSITIVE CHANGE WITHIN TOMKINS."
DAVID NEWLANDS, CHAIRMAN

**In 2003, we achieved a creditable financial performance at the same time as we prepared the Group for what, we hope, will be better times ahead in some of our markets. All our people have shown tremendous enthusiasm and commitment towards achieving the strategic initiatives set out in our last Report and Accounts and expanded upon by our Chief Executive, Jim Nicol, in his review.**

In particular, we have been focusing upon the five elements that will most impact growth in the economic value of the Group, namely the building of an entrepreneurial culture, the development of new technologies and products, achieving manufacturing excellence, expanding internationally and making value-creating acquisitions.

## Overview of 2003 results

In 2003, reported sales were £3,150.4 million (2002: £3,245.4 million) and operating profit (before operating exceptional items and goodwill amortisation) was £271.8 million (2002: £288.8 million). Operating profit from continuing operations, before goodwill amortisation in 2003 was £246.0 million (2002: £237.3 million).

The significant weakness of the US dollar adversely affected our reported sterling sales and operating profit (before operating exceptional items and goodwill amortisation) by £208.9 million and £20.2 million respectively.

Operating exceptional items before taxation were £35.9 million (2002: £46.1 million). Non operating exceptional charges before taxation were £83.2 million (2002: non operating exceptional income of £4.1 million) including a £72.9 million charge in relation to our exit from the valves, taps and mixers businesses.

The net interest charge was £8.4 million (2002: net interest income of £0.6 million) and profit before taxation was £132.4 million (2002: £237.0 million).

A tax credit for the year of £47.5 million arose due to an exceptional release of £90.7 million from the other tax provisions following a comprehensive review of potential tax exposures of the Group. For 2004 we estimate the effective tax rate will return to around 30 per cent.

Basic earnings per share were 18.5 pence (2002: 18.9 pence).

## Dividend

The Board has recommended a final dividend of 7.4 pence per share, which, together with the interim dividend of 4.6 pence per share paid on 10 November 2003, brings the total dividends for the year to 12.0 pence per share. This is the same as the total dividends paid in respect of our last twelve-month accounting period ending on 30 April 2002.

Our good cash flow enables us to maintain our dividend and we anticipate reviewing the level of our dividend payments this year as and when the hoped for improvement in operating earnings comes through.

The final dividend, if approved at the Annual General Meeting, will be paid on 1 June 2004 to shareholders on the register at 30 April 2004. The Board has decided to offer the Dividend Reinvestment Plan in respect of this final dividend.

## Corporate governance

We place great importance in ensuring that we have the checks and balances to provide shareholders with comfort about our long-term future. The structure of your Board ensures that we have the highest standards of corporate governance, which has been acknowledged during the year by third party commentators such as the NAPF and Euromoney. The transparency of our reporting provides shareholders with a clear understanding of the Group's results and prospects. We have a conservative financial culture that ensures our businesses operate within a structure of strong internal financial controls. Our strong balance sheet makes us resilient but also flexible to take advantage of opportunities to make value-creating acquisitions.

## The Board

Tony Reading, who was a Director of the Company from 1992, stood down from the Board on 31 December 2003. Tony, aged 60, was based in the USA and was responsible for Engineered & Construction Products, Automotive Fluid Systems, Wiper Systems and the automotive aftermarket manufacturing companies. On behalf of the Board, I would like to thank Tony for his contribution to the Group and wish him well in his future endeavours.

## People

Tomkins people across all our operations have responded with great enthusiasm and commitment to the challenges placed upon them by the level of change taking place within their businesses. Their hard work has been crucial in achieving the progress that we have made this year and I thank them for their considerable efforts.

## Outlook

The measures that we have taken during the past three years to reduce costs and improve efficiency will increasingly benefit the Group during 2004. There are signs of recovery in several of our markets, particularly in the USA where the weaker dollar is expected to stimulate further the economy. Whilst this continued weakness of the US dollar will affect our reported sterling earnings, we expect a good improvement in the underlying performance of the Group during 2004.

David Newlands

**DAVID NEWLANDS**
CHAIRMAN



> "ALL OUR BUSINESSES RECOGNISE THE NEED FOR GROWTH AND ARE PURSUING STRATEGIES AIMED AT MAXIMISING THEIR POTENTIAL."
> JAMES NICOL, CHIEF EXECUTIVE

**During 2003 we have made considerable progress in a number of areas:**

- We outperformed most of our principal markets.
- We continued our investment in manufacturing excellence through our programme of strategic manufacturing initiatives and lean manufacturing.
- We initiated further investment in Asia and China, building on our global reach.
- We acquired Stackpole to enhance further our position in the rapidly growing outsourced market for automotive powertrain systems and components and have since invested to expand capacity to meet the growing demand in that business.
- We continued to encourage the development of an entrepreneurial culture with a focus on growth in value.
- We progressed the disposals of non-core businesses.
- We achieved underlying growth in sales and operating profit.

Our principal objective must be to achieve long term sustainable growth in the economic value of Tomkins through strategic development of our businesses. Through effective communication to the financial markets, this translates into growth in equity value for our shareholders. We describe "Managing for Value" on page 18.

**We see the main drivers for growth in the intrinsic value as:**

- improving our competitive advantage through technology and innovation;
- profitable growth in sales;
- increasing the cash margin; and
- investing where we can earn an after tax return in excess of our weighted average cost of capital.

All our businesses recognise the need for growth and are pursuing strategies aimed at maximising their potential. We have previously outlined our plans to develop three of our business areas where we see the greatest potential for long term growth in value: the automotive powertrain, the industrial and automotive aftermarket and Air Systems Components.

**Automotive powertrain**

The automotive powertrain, which consists of the engine, transmission and related accessories, is currently a $150 billion global market, of which only approximately $30 billion or 20 per cent is currently outsourced by automotive original equipment manufacturers ("AOEs") to third party suppliers like Tomkins. This compares with around 60 per cent for the rest of the vehicle.

The AOEs are seeking to reduce their cost base by outsourcing more of the powertrain and are embracing new technologies and production techniques that are being developed by suppliers. At the same time, global automotive production is increasing and the overall value of the powertrain is rising due to ever stricter emission regulations and consumer demands for performance and economy. These factors combine to create a significant increase in the size of the market for outsourced powertrain components and systems. Through Gates and our recent acquisition of Stackpole, Tomkins is already a major player in this market and we intend to participate fully in this future growth.

**Industrial and automotive aftermarket**

The Group already has a significant position in the North American industrial and automotive aftermarket, supplying products such as accessory drive and synchronous belts, tensioners, wipers, high-pressure hydraulic hoses and connectors and other automotive accessories. We are building upon this strength by increasing sales of new products, adding products manufactured by third parties and further developing our rapidly growing presence in Europe and Asia.

**Air Systems Components**

Our Air Systems Components businesses are already the US market leaders in air handling products for the commercial and residential markets. As well as participating in the anticipated recovery in the US commercial and industrial construction market, we are seeking to make bolt-on acquisitions that add new products or markets to our existing US businesses. We intend to expand internationally, particularly in Asia where we are in discussions with a major US customer on a co-operative marketing effort.

**Our five pervasive themes that encapsulate the drivers that I believe will lead to growth in economic value are:**

**Building an entrepreneurial culture**
We have introduced a new management incentive scheme that more closely aligns the interests of management with those of shareholders. The new scheme bases managers' bonuses upon a percentage of "Bonusable Profit", which is based upon their businesses' operating profit, less tax, and a charge for the capital invested in their businesses (based upon the Group's weighted average cost of capital). This moves individual managers' focus from performance measurement against an arbitrary annual budget to the absolute performance of their business and year on year improvement. Salaries are fixed in real terms and bonuses will only rise if absolute performance improves. The scheme included around 30 senior managers during 2003 and has been extended to approximately 50 additional individuals for 2004.

Senior Management Team (from left to right). David Carroll, Executive Vice President; Ken Lever, Finance Director; James Nicol, Chief Executive; Terry O'Halloran, President Air Systems Components; Malcolm Swain, Vice President – Special Projects; John Zimmerman, Vice President, Corporate Development; and Richard Bell, President, The Gates Corporation.



**SALES TO END MARKETS**

| | |
|---|---|
| 15% | North America automotive original equipment |
| 12% | RoW automotive original equipment |
| 13% | North America automotive aftermarket |
| 6% | RoW automotive aftermarket |
| 14% | Residential construction |
| 11% | Commercial & industrial construction |
| 10% | Industrial original equipment |
| 10% | Industrial aftermarket |
| 5% | Industrial/utility |
| 2% | Manufactured housing |
| 2% | Recreational vehicles |



People development is key to achieving our goals and therefore we have initiated the Tomkins College, in conjunction with the University of Indiana in the USA. The College will focus upon ensuring that all our management teams have the necessary and most up-to-date skill sets to enable them to optimise their own and their businesses' performance.

**Developing innovative products**

All our businesses realise that product innovation is key to maintaining the competitive advantage that allows them to grow their businesses. Progress in this area is monitored closely on a quarterly basis. Examples include the following:

• In Industrial & Automotive, the electromechanical drive "stop-start" technology using our patented belts and tensioners goes into production this year with a major European car manufacturer. This has also attracted considerable interest from other manufacturers across the world.

• In Air Systems Components, Lau's proprietary PropSound software helps fan designers to minimise noise, placing us at the leading edge of this increasingly important point of differentiation in the commercial and industrial market.

• In Engineered & Construction Products, Dexter Axle has had great success with its electro-hydraulic actuator, which significantly improves trailer braking distances and reduces the risk of jack-knifing.

**Achieving manufacturing excellence**

Our aim is to be the lowest cost producer of quality products through excellence in manufacturing. We will achieve this through strategic manufacturing initiatives ("SMIs"), which address the location of manufacturing activities and lean manufacturing, which makes the manufacturing processes more efficient.

We are reaching the end of a three-year programme of SMIs, having accelerated a number of projects during 2003. Since the start of the programme, we have consolidated facilities, moving production to optimal locations. Projects undertaken during 2003 were the closure of the Elizabethtown, Kentucky transmission belt plant and the transfer of its production to other US plants, the relocation of hose production from two plants in the USA to a plant in Cohisa, Mexico and the second phase of the reorganisation of our Wiper Systems operations in Europe, following the recently completed closure of the Dunstable plant in the UK. The overall investment of around £200 million in operating costs and capital expenditure during the past three years has resulted in annual cost savings of the order of £50 million.

A significant exercise for the staged implementation of lean manufacturing is taking place across all our facilities. During 2003, we estimate that we have saved around £25 million in operating costs and these savings are in addition to the significant benefits arising from reduced inventory levels, the release of manufacturing space and the freeing up of machine capacity.

**Expanding our global position**

Some developing countries such as China are expected to experience growth rates during this decade well above those achievable in the developed world. For example, China is expected to become the third largest car manufacturer in 2005, overtaking countries such as Germany and South Korea. We already lead the Chinese market for transmission belts and, together with our partner, we are making a £50 million investment over the next three years to create a second production plant. Commercial construction in China will grow significantly, driven in part by the Olympic Games in Beijing in 2008, and our Air Systems Components businesses are working to establish a larger presence in this market. Several of our other businesses are seeking expansion in Asia, both as a market for their products and as a lower cost source of product.

**Making value-creating acquisitions**

Our financial strength enables us to supplement organic growth with acquisitions in our areas of business focus.

Stackpole, which brought us expertise in powder metal and engineered components for powertrain, is an example of what we look for when assessing acquisitions, namely, the ability to achieve double digit growth and double digit margins, proprietary technology, good management and, above all, the ability to create value. We continue to look to make further acquisitions in Powertrain, Air Systems Components and Aftermarket.

## Market outlook

Overall, our main markets are expected to show some improvements in 2004.

The global industrial and automotive aftermarket, our most profitable market (around 29 per cent of Group sales), is expected to show further modest growth in 2004 but we expect to outperform that market through new product introductions and geographical expansion.

According to CSM, a leading industry forecaster, the global automotive original equipment market (around 27 per cent of Group sales) is expected to grow in 2004 by 4.7 per cent to 59.3 million units, with modest growth in North America and Europe and 16 per cent growth in Asia.

The US commercial construction market (around 11 per cent of Group sales) has experienced a significant decline since its peak in 2000 but is forecast to grow by around 2 per cent in 2004.

The US residential construction market (around 14 per cent of Group sales), which measured by new housing starts grew by 8.4 per cent in 2003, is forecast by the National Association of Home Builders to show a modest decline of 3.2 per cent in 2004 but will remain at what are historically high levels.

The actions that we have taken will ensure that we will be a much better company in 2004 than we were last year. If our markets perform as forecast, our ability to outperform our competitors should ensure that we achieve good underlying growth in performance during 2004.

**JAMES NICOL**
**CHIEF EXECUTIVE**

1 Before operating exceptional items and goodwill amortisation (see page 82 and the Financial review).
2 Excluding goodwill.
3 Before operating exceptional items and goodwill amortisation and after tax excluding the exceptional tax release, on a constant currency basis.
4 Net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of operating exceptional items.

## INDUSTRIAL & AUTOMOTIVE

| FINANCIAL HIGHLIGHTS | 2003 | 2002 (pro forma) (unaudited) |
|---|---|---|
| Sales | £1,977.2m | £1,948.7m |
| Operating profit[1] | £189.9m | £181.6m |
| Operating margin[1] | 9.6% | 9.3% |
| Average net operating assets[2] | £784.6m | £784.5m |
| Return on average net operating assets[1] | 24.2% | 23.1% |
| Return on average invested capital[3] | 8.9% | 8.6% |
| Capital expenditure | £111.0m | £119.0m |
| Depreciation | £90.7m | £85.6m |
| Cash generation[4] | £156.0m | £241.9m |
| Employees | 23,692 | 20,990 |

## AIR SYSTEMS COMPONENTS

| FINANCIAL HIGHLIGHTS | 2003 | 2002 (pro forma) (unaudited) |
|---|---|---|
| Sales | £447.9m | £500.4m |
| Operating profit[1] | £42.3m | £50.9m |
| Operating margin[1] | 9.4% | 10.2% |
| Average net operating assets[2] | £120.4m | £139.3m |
| Return on average net operating assets[1] | 35.1% | 36.5% |
| Return on average invested capital[3] | 9.9% | 11.2% |
| Capital expenditure | £8.6m | £14.2m |
| Depreciation | £16.2m | £19.1m |
| Cash generation[4] | £55.4m | £66.9m |
| Employees | 6,933 | 6,427 |

## ENGINEERED & CONSTRUCTION PRODUCTS

| FINANCIAL HIGHLIGHTS | 2003 | 2002 (pro forma) (unaudited) |
|---|---|---|
| Sales | £725.3m | £796.3m |
| Operating profit[1] | £63.6m | £72.4m |
| Operating margin[1] | 8.8% | 9.1% |
| Average net operating assets[2] | £177.5m | £224.0m |
| Return on average net operating assets[1] | 35.8% | 32.3% |
| Return on average invested capital[3] | 14.0% | 13.7% |
| Capital expenditure | £20.7m | £19.6m |
| Depreciation | £21.4m | £24.1m |
| Cash generation[4] | £73.6m | £101.5m |
| Employees | 8,638 | 9,161 |

**TOMKINS BUSINESS OVERVIEW:** Our activities are positioned within three specific business groups as outlined below. Tomkins products are sold into a wide variety of end markets.

## Business Group 1

**SALES BY BUSINESS UNIT**

|  |  |
|---|---|
| Power Transmission | 45% |
| Fluid Power | 16% |
| Wiper Systems | 14% |
| Fluid Systems | 11% |
| Other | 14% |

**SALES BY MAJOR PRODUCT CATEGORY**

|  |  |
|---|---|
| Synchronous belts | 24% |
| Other belts | 16% |
| Hydraulic & auto hose | 17% |
| Wiper Systems | 15% |
| Other | 28% |

**SALES TO END MARKETS**    ☐ Position 1    ☐ Position 2

% of sales into markets where business is number 1 or 2

| Market | Code | Position 1 | Position 2 |
|---|---|---|---|
| Power Transmission | H | 88 | 12 |
| Fluid Systems – closure caps | H | 82 | 13 |
| Fluid Systems – RTPMS | H | 100 | |
| Fluid Systems – thermostats | H | 100 | |
| Fluid Systems – speciality valves | H | 88 | 2 |
| Fluid Systems – fuel valves | M | | 100 |
| Fluid Systems – wheel valves | H | 47 | 53 |
| Fluid Power | M | 21 | 57 |
| Wiper Systems | H | 34 | 46 |

Average market share code:
H if 30% or greater   M if 11% to 29%   L if 10% or less

## Business Group 2

**SALES BY BUSINESS UNIT**

|  |  |
|---|---|
| Air Systems | 38% |
| Hart & Cooley | 31% |
| Ruskin | 31% |

**SALES BY MAJOR PRODUCT CATEGORY**

|  |  |
|---|---|
| Grilles, registers, diffusers | 22% |
| Dampers, louvres | 10% |
| Flex duct & accessories | 8% |
| Vents | 24% |
| Other | 36% |

**SALES TO END MARKETS**    ☐ Position 1    ☐ Position 2

% of sales into markets where business is number 1 or 2

| Market | Code | Position 1 | Position 2 |
|---|---|---|---|
| Residential | M | 17 | 17 |
| Commercial/Industrial | H | 46 | 2 |

Average market share code:
H if 30% or greater   M if 11% to 29%   L if 10% or less

## Business Group 3

**SALES BY BUSINESS UNIT**

|  |  |
|---|---|
| Lasco | 24% |
| Dexter Wheels & Axles | 21% |
| Philips Doors & Windows | 14% |
| Material Handling | 10% |
| Discontinued | 31% |

**SALES BY MAJOR PRODUCT CATEGORY**

|  |  |
|---|---|
| Door, windows, venting | 15% |
| Material handling | 22% |
| Industrial/utility | 35% |
| Bathware & fittings | 23% |
| Other | 5% |

**SALES TO END MARKETS**    ☐ Position 1    ☐ Position 2

% of sales into markets where business is number 1 or 2

| Market | Code | Position 1 | Position 2 |
|---|---|---|---|
| Bathware | H | 80 | |
| Lasco Fittings | M | 79 | 21 |
| Dexter Wheels & Axles | H | 98 | |
| Philips Doors & Windows | H | 45 | 2 |
| Material Handling | H | 67 | |

Average market share code:
H if 30% or greater   M if 11% to 29%   L if 10% or less

| | 2003 | 2002 (pro forma) (unaudited) |
|---|---|---|
| Sales | £1,977.2m | £1,948.7m |
| Operating profit[1] | £189.9m | £181.6m |
| Operating margin[1] | 9.6% | 9.3% |
| Average net operating assets[2] | £784.6m | £784.5m |
| Return on average net operating assets[1] | 24.2% | 23.1% |
| Return on average invested capital[3] | 8.9% | 8.6% |
| Capital expenditure | £111.0m | £119.0m |
| Depreciation | £90.7m | £85.6m |
| Cash generation[4] | £156.0m | £241.9m |
| Employees | 23,692 | 20,990 |

[1] Before operating exceptional items and goodwill amortisation (see page 82 and the Financial review) [2] Excluding goodwill [3] Before operating exceptional items and goodwill amortisation and after tax excluding the exceptional tax release, on a constant currency basis [4] Net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of operating exceptional items.

## 2003 HIGHLIGHTS: INDUSTRIAL & AUTOMOTIVE

• Underlying sales increased by 6.3 per cent
• Underlying operating profit up by 9.9 per cent
• Building on global platform through innovation

**Tomkins Industrial & Automotive group manufactures a wide range of systems and components for the industrial and automotive markets through four business areas, Powertrain (which comprises Power Transmission and Stackpole), Fluid Power, Wiper Systems and Fluid Systems selling to original equipment manufacturers and the replacement markets throughout the world. In addition, the group has a number of discrete businesses that manufacture products primarily for the automotive replacement markets. Its brands include Gates, Stackpole, Stant, Schrader and Trico.**

We have made a significant investment in restructuring our Industrial & Automotive group during the past three years and we are now beginning to see the benefits coming through. The group achieved another strong performance in 2003, reflecting the resilience of our businesses, their global reach and their success at product innovation and improved manufacturing efficiency. Against a background of overall flat original equipment, aftermarket and replacement markets, underlying sales and operating profit before operating exceptional items and goodwill amortisation increased by 6.3 per cent and 9.9 per cent respectively. Operating exceptional items amounted to £20.7 million arising from the implementation of strategic manufacturing initiatives.

In automotive original equipment, North American and Western European production fell by 2.9 per cent and 3.4 per cent respectively in 2003 while, in the rest of the world, production increased by 6.7 per cent. The automotive aftermarket across the world generally remained at levels similar to 2002, although there were some notable exceptions such as the strong growth in the Chinese market. Sales of industrial original equipment and replacement products remained at low levels with little improvement in demand from the construction, agriculture and mining markets.

### Powertrain
Sales: 2003 £890.5m; 2002 £797.0m

**Underlying sales increased by 7.4 per cent
Underlying operating profits increased by 8.4 per cent**

Within Powertrain, Power Transmission recorded a very strong performance, reflecting market share gains driven by product innovation and the operational benefits arising from strategic manufacturing initiatives and lean manufacturing. It also produced good growth in the aftermarket, particularly in Europe where sales rose by 10.0 per cent.

Notable new business wins during the year included our first QMT Micro-V® belt, a moulded front end accessory drive belt with exceptional noise and efficiency characteristics which will go into production in July 2004 in North America. We also received our first order for the Electro-Mechanical Drive stop-start system, which will go into production with a major European car manufacturer later this year. Amongst the many awards received by Power Transmission during the year, our Asian operations gained the Honda Technology Award and our North American businesses were made "GM Supplier of the Year" for the second year running.

As part of its focus upon broadening its geographic reach, Power Transmission has begun the construction of a new facility in Suzhou, China. The existing facility, which opened in 1997 and has been expanded twice, is now running at full capacity. The £50 million investment, in conjunction with our partner, will create production capacity for the industrial market and the existing facility will then focus exclusively on the automotive market. Escalating foreign direct investment, transplant manufacturing and high GDP growth are driving the rapid development of the Chinese industrial and automotive markets. 2003 was a record year for Chinese automotive demand, and sales are expected to double by 2005 and to triple by 2010. Tomkins, the leading player in the Chinese power transmission sector, is ideally placed to benefit from this substantial growth.





## TOP 10
### INDUSTRIAL & AUTOMOTIVE CUSTOMERS

- CARQUEST
- DAIMLERCHRYSLER
- FORD
- GENERAL MOTORS
- GENUINE PARTS CO.
- HONDA
- NISSAN
- PSA / PEUGEOT
- TOYOTA
- VOLKSWAGEN

**SALES TO END MARKETS**



| | |
|---|---|
| 42% | Automotive original equipment |
| 31% | Automotive aftermarket |
| 11% | Industrial original equipment |
| 16% | Industrial aftermarket |

**SALES BY MAJOR PRODUCT CATEGORY**



| | |
|---|---|
| 24% | Synchronous belts |
| 17% | Other belts |
| 16% | Hydraulic & automotive hose |
| 15% | Wiper systems |
| 28% | Other |

The integration of Stackpole, acquired in June 2003, has progressed well and it has recently begun construction of two new facilities required to fulfil new business awarded prior to acquisition. New business gains since acquisition have amounted to Cdn$16 million per annum and a further Cdn$96 million per annum of near booked business is awaiting final order confirmation, including transmission oil pumps, variable valve timing components and transmission modules. Operating margins in Q4 2003 returned to double digits following the effect of the power outage in North America in August, adverse product mix within its automotive gear business and the loss of the protection of currency hedges against the weak dollar as these were marked-to-market when Stackpole was acquired. Going forward, the business continues to invest to support its pipeline of over Cdn$500 million of business under development and quotation.

### Fluid Power
Sales: 2003 £307.3m; 2002 £326.3m

**Underlying sales increased by 3.2 per cent Underlying operating profits declined by 14.3 per cent**

Fluid Power had a difficult year with low levels of activity in its main markets for construction, mining and agricultural equipment. Although it achieved a small increase in underlying sales, profitability was affected by a weak performance by its European operations. However, the business will begin to benefit from recent restructuring in North America and Europe. There are also signs that activity in some of its markets is improving, with order levels from North American construction and agricultural equipment manufacturers and distributors increasing markedly towards the end of the year.

### Wiper Systems
Sales: 2003 £284.1m; 2002 £282.7m

**Underlying sales increased by 8.2 per cent Underlying operating profits increased by 52.6 per cent**

Wiper Systems produced a strong result driven by market share gains and a good performance in the automotive aftermarket. In particular, the range of aftermarket Teflon blades has been well received in both the USA and Europe and new platform wins have helped to improve original equipment margins. The consolidation of its manufacturing base continued with the closure of the plant in Buffalo, New York State with the transfer of activity to our existing facilities in Texas and Mexico, where all rubber extrusion is now concentrated. In Europe, an improved aftermarket performance was offset in part by the effect of production problems at the Pontypool facility in the UK.

### Fluid Systems
Sales: 2003 £221.8m; 2002 £215.6m

**Underlying sales increased by 9.5 per cent Underlying operating profits increased by 6.9 per cent**

Schrader Electronics maintained its global market leadership in remote tyre pressure monitoring systems with sales up by over two thirds compared with 2002. In order to meet the ramp up of demand for its products, it is constructing a new facility in Northern Ireland, with production due to commence in May 2004. The pipeline of new products and new technology, such as wireless auto location and the snap-in sensor, continues to grow, providing Schrader Electronics with an innovative edge over its competition.

The group is also a leader in fuel vapour management systems required to meet increasingly stringent emission regulations across the world. Stant recently maintained its position as principal supplier of fuel closure caps to Ford with a new design that meets all present and anticipated legislation in the US and Europe. The team responsible for this product received our Charles C Gates Award as recognition for product innovation.

### Other Industrial & Automotive sales
Sales: 2003 £273.5m; 2002 £327.1m

These businesses manufacture a range of products mainly for the automotive aftermarket. Lower sales reflected the disposal of Gates Formed-Fibre earlier in the year. Underlying sales and operating profit were ahead of last year.



**INDUSTRIAL & AUTOMOTIVE 2003 SALES TO END MARKETS**

- Automotive original equipment ■
- Automotive aftermarket ■
- Industrial original equipment ■
- Industrial aftermarket ■

| | Automotive original equipment | Automotive aftermarket | Industrial original equipment | Industrial aftermarket |
|---|---|---|---|---|
| North America | 38% | 33% | 12% | 17% |
| Europe | 46% | 31% | 10% | 13% |
| Rest of World | 55% | 19% | 12% | 14% |
| Total | 42% | 31% | 11% | 16% |

  

| | 2003 | 2002<br>(pro forma)<br>(unaudited) |
|---|---|---|
| Sales | **£447.9m** | £500.4m |
| Operating profit[1] | **£42.3m** | £50.9m |
| Operating margin[1] | **9.4%** | 10.2% |
| Average net operating assets[2] | **£120.4m** | £139.3m |
| Return on average net operating assets[1] | **35.1%** | 36.5% |
| Return on average invested capital[3] | **9.9%** | 11.2% |
| Capital expenditure | **£8.6m** | £14.2m |
| Depreciation | **£16.2m** | £19.1m |
| Cash generation[4] | **£55.4m** | £66.9m |
| Employees | **6,933** | 6,427 |

[1] Before operating exceptional items and goodwill amortisation (see page 82 and the Financial review) [2] Excluding goodwill [3] Before operating exceptional items and goodwill amortisation and after tax excluding the exceptional tax release, on a constant currency basis [4] Net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of operating exceptional items.

## 2003 HIGHLIGHTS: AIR SYSTEMS COMPONENTS

• Strong margin recovery through the year

• Excellent results in residential markets

• Upside when commercial markets improve

**Tomkins Air Systems Components group is the leading manufacturer of air handling components in North America, supplying the heating, ventilation and air conditioning market. The product range includes fans, grilles, registers, diffusers, fan coils and terminal units for residential and commercial applications and dampers for commercial and industrial use. Products are sold under the leading brand names in the industry, including Hart & Cooley, Ruskin, Lau, Titus, Krueger and Actionair.**

The US commercial and industrial construction market, which represents around 70 per cent of Air Systems Components ("ASC") sales, declined by around 6.1 per cent and is now some 28 per cent below its peak in 2000. US residential construction, around 30 per cent of ASC sales, remained buoyant throughout the year and finished 8.6 per cent ahead of 2002. Compared with the same period last year, ASC underlying sales and operating profits before operating exceptional items and goodwill amortisation declined by 1.8 per cent and 9.6 per cent respectively.

Results for the first half of the year were affected by additional costs incurred in maintaining supply to customers during the closure and subsequent transfer of production from five facilities to other plants within the group. However, with these problems behind it, operating margins returned to double-digit levels in the second half.

ASC continued to reduce its cost base through the group wide implementation of lean manufacturing. During 2003, this has resulted in freeing up sufficient capacity to enable it to close its Junction City facility in December and to announce that a further

facility will be closed in 2004. These closures gave rise to operating exceptional items of £4.1 million during the year.

Significant and high profile new business gained during the year includes Titus's contract for Visteon Village, Detroit, Miami International Airport and a major headquarters building in the United Arab Emirates. Ruskin Air Management is currently working with the design team on London Heathrow's Terminal 5. Talks are progressing with a major customer to enable ASC to increase its penetration into the rapidly growing Chinese commercial construction market.

**SALES TO END MARKETS**



Residential construction

Commercial & industrial construction

30% 70%

**SALES BY MAJOR PRODUCT CATEGORY**



Grilles, registers, diffusers

Dampers, louvres

Flex duct & accessories

Vents

Other

22% 10% 36% 8% 24%








|  | **2003** | 2002<br>(pro forma)<br>(unaudited) |
| --- | --- | --- |
| Sales | **£725.3m** | £796.3m |
| Operating profit[1] | **£63.6m** | £72.4m |
| Operating margin[1] | **8.8%** | 9.1% |
| Average net operating assets[2] | **£177.5m** | £224.0m |
| Return on average net operating assets[1] | **35.8%** | 32.3% |
| Return on average invested capital[3] | **14.0%** | 13.7% |
| Capital expenditure | **£20.7m** | £19.6m |
| Depreciation | **£21.4m** | £24.1m |
| Cash generation[4] | **£73.6m** | £101.5m |
| Employees | **8,638** | 9,161 |

[1] Before operating exceptional items and goodwill amortisation (see page 82 and the Financial review) [2] Excluding goodwill [3] Before operating exceptional items and goodwill amortisation and after tax excluding the exceptional tax release, on a constant currency basis [4] Net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of operating exceptional items.

**SALES TO END MARKETS**



- Residential construction
- Manufactured housing
- Truck & trailer
- Automotive & industrial
- Other

**SALES BY MAJOR PRODUCT CATEGORY**



- Doors, windows, venting
- Material handling
- Industrial/utility
- Bathware & fittings
- Other

## 2003 HIGHLIGHTS:
## ENGINEERED & CONSTRUCTION PRODUCTS

- Strong performance from Dexter
- Refocused Bathware and Fittings
- Disposal of Valves, Taps and Mixers businesses

**Tomkins Engineered & Construction Products group manufactures a range of engineered products for a variety of end markets primarily related to the building, construction, truck and trailer and automotive industries. Over 90 per cent of the sales are within North America. Each of the business areas has a good competitive position as a result of a strong branded product offering and a low manufacturing cost base. Long established relationships in the channels to market also provide competitive strength.**

In mixed markets, Tomkins Engineered & Construction Products group gradually improved its overall performance during the year with underlying sales and operating profits from continuing operations up by 2.1 per cent and 4.5 per cent respectively.

### Lasco
Sales: 2003 £221.8m; 2002 £259.6m

Overall, Lasco's underlying sales were slightly down on last year. Lasco Bathware performed well in the residential construction market and, although sales were down on last year, it made significant progress in replacing sales lost when a key original equipment customer decided to exit the business earlier in the year. Lasco Fittings achieved sales similar to last year but margins were reduced by further rises in PVC raw material prices, which it was unable to pass on in full to customers.

### Philips Doors & Windows
Sales: 2003 £150.1m; 2002 £158.2m

Philips produced an increase in underlying sales of 4.5 per cent with strong growth in sales to the residential construction market

more than compensating for a further decline in manufactured housing and, for the first time, residential construction became its largest market segment.

### Material Handling
Sales: 2003 £101.1m; 2002 £99.0m

Material Handling saw a return to profit on an increase in underlying sales of 7.2 per cent. Better order intake and improved contract margins as well as the lower fixed costs due to a plant closure in the previous year all contributed to the turnaround in performance.

### Dexter Wheels & Axles
Sales: 2003 £175.2m; 2002 £185.8m

Dexter produced another very good performance with underlying sales up 3.9 per cent. Increased demand in the industrial and utility and recreational vehicle markets more than offset a significant decline in manufactured housing.

### Valves, Taps and Mixers
Sales: 2003 £77.1m; 2002 £93.7m

During the year, Milliken Valve Co Inc. was sold for £4.5 million and the business and assets of Cobra were sold for £7.4 million. Since the year end, the remaining valves, taps and mixers businesses, Hattersley Newman Hender and Pegler, were sold for £13.0 million before expected additional costs. The businesses have been treated as discontinued in the financial information.










**"OUR STRONG CASH FLOW AND BALANCE SHEET PROVIDE A SOUND FOUNDATION FOR GROWING OUR BUSINESSES."**
KEN LEVER, FINANCE DIRECTOR

### Accounting reference date

The Company's year end was changed to the end of December during 2002, which resulted in an eight-month period being reported in the comparative period. To assist in the comparison of accounting periods we have presented in the 2003 financial statements, we have included an unaudited pro forma profit and loss account for the year ended 31 December 2002. The commentary below compares the year ended 3 January 2004 with this unaudited pro forma financial information.

### Determining underlying financial performance

Around 70 per cent of our businesses have the US dollar as their currency and so the weakening of the US dollar during 2003 had a translation impact on our reported turnover and operating profit when converted into sterling.

For 2003, our US dollar financial results were translated at an average rate of £1=$1.6306 compared with £1=$1.4984 in 2002. This represents an 8.8 per cent reduction in the US dollar to sterling exchange rate.

Also during 2003 our continuing major investment in strategic manufacturing initiatives resulted in significant abnormal costs. These strategic initiatives are aimed at improving the cost base of the Group. It is important we charge these costs to the businesses as they are a real cost of our operations. However, the scale of the costs does distort the reported performance unless they are separately identified. We therefore describe these costs as operating exceptional items and highlight them separately.

Acquisitions and disposals can also distort the view of the change in performance from one year to the next and so we regard it as helpful to show their impact on sales and operating profit.

To present a view of the underlying performance of Tomkins and our business groups we have prepared the tables presented on page 16 to pull out the impact of currency translation, operating exceptional items and acquisitions and disposals.

In January 2004 we completed the disposal of the remaining businesses within our valves, taps and mixers business segment. To identify the impact of the results of the business in 2003 we have separately identified the sales and results of discontinued businesses in the profit and loss account.

### Margins

Overall our reported operating margin before operating exceptional items and amortisation of goodwill was 8.6 per cent. This compares with 8.9 per cent in the comparable year. The operating margins of our business groups are set out in detail on page 15.

### Goodwill

Goodwill relating to acquisitions prior to May 1998 used to be set directly against retained profits and was not charged to the profit and loss account. Goodwill relating to periods prior to May 1998, and to companies remaining in Tomkins, which has been written off to reserves amounts to £1,054.8 million.

Since May 1998 we have been required to amortise goodwill relating to acquisitions through the profit and loss account based on the expected life of the goodwill. Amortisation in the year amounted to £11.9 million (2002: £10.4 million) with the increase being attributable to the acquisition of Stackpole during 2003.

When businesses are sold we are required to reinstate the acquisition goodwill relating to the business and set this off against the sale proceeds in arriving at a profit or loss on disposal. During the year goodwill written back on disposals amounted to £29.9 million.

### Operating exceptional items

The operating exceptional items are separately disclosed in note 3 to the financial statements. The table overleaf sets out the profit and cash effect of the strategic manufacturing initiatives in 2003.

### Non-operating exceptional items

We have recorded a net loss on the disposal of businesses in the year of £18.5 million. This loss relates to the disposal of three of our businesses, Formed-Fibre, Milliken and Cobra, as previously reported.

The provision for the loss on the exit of the European Automotive Hose business of £32.6 million and the release of the provision of £33.1 million relating to the disposal of operations and related warranties were reported in our results for the half year to 5 July 2003. Any ongoing operating losses of the European Automotive Hose business included in the reported operating profit of the Group, to the extent they have been included in the provision for the loss on exit, are offset by a transfer from the provision shown separately in the profit and loss account. This amounted to £1.6 million for the period from the date of the announcement of the exit.

In January 2004 we completed the sale of Pegler Limited and the business and assets of Hattersley Newman Hender Limited. The provisional sale proceeds before costs amounted to £13.0 million, of which £5.8 million is deferred. The estimated loss on disposal of £72.9 million includes a goodwill impairment charge of £51.4 million relating to recycled goodwill previously written off against reserves. As noted above, this completes the exit from the valves, taps and mixers business and the results have been separately identified as discontinued in the profit and loss account.

Profit on disposal of fixed assets of £7.7 million relates principally to the insurance proceeds in excess of the book value of assets destroyed in a fire at Pegler Limited in 2002.

Full details of the disposals during the period are contained in note 29 to the financial statements.

### Finance costs

The nature and currency of our cash and loan balances around the Group affect the overall net interest charge. Although we have net debt, this comprises gross cash balances and gross debt balances around the Group. The gross debt relates primarily to our sterling corporate bonds issued in December 2001, which are at a floating rate of around 6.6 per cent, and the sterling corporate bonds issued in September 2003, which are at a floating rate of around 4.8 per cent. Our cash is denominated primarily in US dollars and sterling and earns lower rates of interest than the interest on the debt.

The net interest expense in 2003 was £8.4 million (2002: net interest income of £0.6 million).

### Earnings per share

We have presented earnings per share before and after amortisation of goodwill and non-operating exceptional items. Before amortisation of goodwill and non-operating exceptional items, earnings per share was 18.78 pence compared with 20.41 pence in 2002. After goodwill and non operating exceptional items, earnings per share was 18.53 pence compared to 18.91 pence in 2002.

### Dividends

The dividends to our preference shareholders are dollar denominated and in the year, the sterling equivalent was £28.9 million (2002: £38.3 million). Preference dividends have reduced as a result of the redemption of the redeemable convertible cumulative preference shares and due to the weakening of the US dollar.

The dividends to holders of ordinary shares for the year were £92.8 million. This represents dividend cover, before goodwill amortisation and non-operating exceptional items, of 1.6 times (2002: 1.7 times).

The cash cover for dividends paid in the year, represented by operating cash after interest, tax and preference dividends, compared to the ordinary dividends amounted to 1.5 times. In 2002 the cash cover on the same basis was 1.9 times.

### Capital expenditure

Our total gross capital expenditure in the year was £141.1 million (2002: £152.9 million). This represented 1.1 times depreciation charged (2002: 1.2 times).

After proceeds from asset disposals of £27.1 million the net expenditure on fixed assets was £114.0 million (2002: £141.2 million). This represents 0.9 times depreciation charged in the year (2002: 1.1 times).

In the table on page 15 we show the ratio of capital expenditure to depreciation for each of the business groups in Tomkins.

### Working capital

Average working capital as a percentage of sales over the year amounted to 13.4 per cent compared to 12.9 per cent in the comparable period.

Currency movements and acquisitions and disposals affect overall reported working capital. After currency movements (a decrease of £26.5 million) and acquisitions and disposals (a decrease of £31.8 million) working capital increased by £22.9 million. This was due to an increase in stock of £4.2 million, an increase in debtors of £17.2 million and a decrease in creditors of £1.5 million. Stock levels were higher as it has taken longer than planned to reduce levels of safety stocks built up to minimise any disruption to customer service during the plant rationalisation initiatives. Debtors are higher due to longer credit terms on certain aftermarket sales.

### Cash flow

The cash movement for the year is summarised in the table overleaf.

| OPERATING EXCEPTIONAL ITEMS | 2003 | | | | Best estimate for 2004 | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Operating exceptional items | Cash flow | | | Operating exceptional items | Cash flow | |
| | | One off cost | Capital expenditure | | | One off cost | Capital expenditure |
| | £ million | £ million | £ million | | £ million | £ million | £ million |
| Projects in progress in 2002 and prior: | | | | | | | |
| Industrial & Automotive | 4.5 | 10.2 | 27.5 | | – | 2.9 | 5.1 |
| Air Systems Components | 1.5 | 3.0 | 0.2 | | – | 2.6 | – |
| Engineered & Construction Products | – | 0.6 | – | | – | – | – |
| Projects started in 2003: | | | | | | | |
| Industrial & Automotive | 16.2 | 14.4 | 2.2 | | 15.2 | 10.6 | 3.8 |
| Air Systems Components | 2.6 | 2.4 | – | | – | – | – |
| Engineered & Construction Products | 11.1 | 3.7 | – | | – | 0.2 | – |
| Total Group | 35.9 | 34.3 | 29.9 | | 15.2 | 16.3 | 8.9 |

**CASH FLOW**

| | 2003 £ million | 2002 (pro forma) (unaudited) £ million |
|---|---|---|
| Opening cash | 157.6 | 40.9 |
| Net cash inflow from operating activities | 332.0 | 423.6 |
| Capital expenditure (net) | (114.0) | (141.2) |
| Operating cash flow | 218.0 | 282.4 |
| Tax | (29.6) | (67.4) |
| Interest and dividends | (137.7) | (128.8) |
| Redemption of preference shares | (384.5) | – |
| Other movements | (10.3) | (5.5) |
| Cash (decrease)/increase before acquisitions and disposals | (344.1) | 80.7 |
| Acquisitions and disposals | (105.1) | 50.8 |
| Translation | 26.9 | (14.8) |
| Net funds movement | (422.3) | 116.7 |
| Closing (debt)/cash | (264.7) | 157.6 |

**TAXATION**

| | 2003 £ million | % |
|---|---|---|
| Taxation on profit before tax of £132.4 million at 30% | 39.7 | 30.0% |
| Tax rate differences | (8.8) | |
| Permanent differences between book and taxable income | (1.3) | |
| Addition to balance sheet tax provision | 5.6 | |
| Current charge for period excluding non deductible exceptional items | 35.2 | 26.6% |
| Adjustments in respect of prior years | (7.8) | |
| Recognition of deferred tax asset | (7.2) | |
| Actual rate prior to impact of exceptional items | 20.2 | 15.3% |
| Non-deductible exceptional items | 23.0 | |
| Actual tax rate prior to contingency release | 43.2 | 32.6% |
| Exceptional tax contingency release | (90.7) | |
| Reported tax credit | (47.5) | |

Operating cash flow is stated after £34.3 million of restructuring costs and £29.9 million of capital expenditure associated with the various restructuring projects. Details of net cash inflow from operating activities for the year are set out in note 9 to the financial statements.

### Taxation

A tax credit of £47.5 million (2002: charge of £44.9 million) was recognised during the year. This was principally due to an exceptional release of other tax provisions of £90.7 million.

Favourable adjustments to prior year tax estimates of £7.8 million and the recognition of deferred tax assets of £7.2 million benefited the tax charge. Also in the period there has been an exceptional release of £90.7 million from other tax provisions as separately identified in note 20 to the financial statements. This release has arisen as a result of an ongoing review of Group tax exposures. Taking into account the favourable impact of the above and the impact of the disallowance for tax purposes of certain of the exceptional charges in the

year, the current tax charge for the period would have been 26.6 per cent.

The reconciliation of the current tax rate of 30 per cent to the actual tax rate prior to the contingency release is set out in the table above.

### Return on average invested capital

The annualised return on average invested capital for the Group, before operating exceptional items and goodwill amortisation, calculated on a constant currency basis, was 9.8 per cent compared with 10.3 per cent in the year to 31 December 2002. This is an accounting measure we monitor for each of our businesses.

Comparison of return on average invested capital with the Group weighted average cost of capital gives a broad indication of the extent to which a business is covering the Group's cost of capital over time. Return on average invested capital represents the after tax operating profit in the business expressed as a percentage of the average invested capital in the business including all goodwill associated

with acquisitions made in the past. We use 9 per cent as an estimate of the weighted average cost of capital for the Group.

Accounting convention requires goodwill relating to acquisitions to be translated at the rate of exchange existing at the time an acquisition is made. If the local currency of a business weakens then the reported sterling operating profits may decline whilst the reported sterling asset base remains at a higher level due to the historic rate of translation. Return on average invested capital is a more meaningful measure when stated in local currency or at a constant exchange rate on translation. We have therefore shown the constant currency return on average invested capital for the Group and for the business groups on page 15.

Return on average operating assets employed is a measure of the pre tax accounting return on the accounting book value of the net capital employed in a business. It is based on operating profit before interest and tax as a percentage of the net book value of net operating assets employed in the business.

A table setting out each of the measures for the business groups is shown on page 15.

### Capital structure and treasury policy

Our financing structure has been revised following the early redemption of the redeemable convertible cumulative preference shares in August 2003.

The redemption price of $48.50 per share was at a $1.50 discount to the par value of $50.00 per share. The total redemption value including accrued dividends was $604.1 million. We financed the redemption with existing cash resources and a £250 million sterling corporate bond, giving rise to the overall net debt position for the Group. The early redemption gave rise to a net gain of £10.8 million, which is reported in the profit and loss account. This amount is not included in the calculation of earnings per share.

Our medium term aim is to maintain an appropriate mix of equity and debt to ensure an efficient capital structure consistent with our desired investment grade financial profile. Our debt capacity is consistent with this aim and includes maintaining a level of interest and preference dividend cover of five times in the medium term. Our long term debt finance requirements are defined within these parameters and with an understanding of our future financing needs for capital investment, acquisitions and dividends.

We have a Global Medium Term Note Programme under which Tomkins may issue bonds in each of the main currencies up to a total maximum principal amount of £750 million. Our initial bond under the programme in December 2001 was for £150 million with a 10 year maturity and was issued at a coupon of 8 per cent.

In September 2003 we issued a further £250 million bond with a 12 year maturity at a coupon of 6.125 per cent. The proceeds of this bond issue were used to finance the early redemption of the redeemable convertible cumulative preference shares which took place in August 2003.

In the immediate future our debt requirements will continue to be sourced from the banking market.

Our committed bank borrowing facilities mainly comprise a multi-currency revolving credit facility of £400 million maturing in February 2009, which contains financial covenants relating to interest cover and net debt to EBITDA.

Financial risk management is the responsibility of our central treasury function, which operates within strict policies and guidelines approved by the Board. Compliance with these policies and guidelines is monitored through the regular reporting of treasury activities.

### Interest rates

Interest rate exposures are managed by using interest rate swaps, options and forward rate agreements. A degree of fixed rate cover is maintained which is appropriate to the Group's ongoing operations and capital structure.

### Foreign currency transaction exposures

The foreign currency transaction exposures in the business are protected with forward currency purchases and sales. These are put in place when foreign currency trading transactions are committed or when there is a high likelihood of such transactions arising.

### Foreign currency translation exposures

To the extent that Tomkins is funded by shareholders' equity, overseas investments are not hedged. The Group's net borrowings are generally retained in proportion to the currencies in which the Group's assets are denominated, to hedge the foreign currency translation

exposure arising from the Group's overseas investments. The net debt position comprises principally US dollars, Canadian dollars and Euros.

Dividends are funded by converting the foreign currency cash flows generated by overseas investments at the time of payment of the dividend. Interest payments on foreign currency net borrowings will be funded with cash flows generated by the corresponding foreign currency investments.

We do not hedge foreign currency profit and loss translation exposures and we are subject to the risk of currency fluctuation. We estimate a movement of 10 per cent in the £/$ exchange rate has an impact on reported operating profits of around 7 to 8 per cent. This risk is partly offset to the extent that interest arises on foreign currency net borrowings.

Information on our use of derivatives and financial instruments is given in note 28 to the financial statements.

### Liquidity

Borrowing facilities are monitored against forecast requirements and timely action is taken to put in place, renew or replace credit lines. Our policy is to reduce financing risk by diversifying our funding sources and by staggering the maturity of our borrowings.

We operate in a wide range of markets and geographic locations and as a result the seasonality of our borrowing requirements is low. Our policy is to apply funds from one part of the Group to meet the obligations of another part wherever possible, to ensure maximum efficiency of the Group's funds. No material restrictions apply which limit the application of this policy.

### OPERATING STATISTICS

| | 2003 | 2002 (pro forma) (unaudited) |
|---|---|---|
| **EBIT margin[1]** | | |
| Group | **8.6%** | 8.9% |
| Industrial & Automotive | **9.6%** | 9.3% |
| Air Systems Components | **9.4%** | 10.2% |
| Engineered & Construction Products | **8.8%** | 9.1% |
| **EBITDA margin[1]** | | |
| Group | **12.7%** | 12.9% |
| Industrial & Automotive | **14.2%** | 13.7% |
| Air Systems Components | **13.1%** | 14.0% |
| Engineered & Construction Products | **11.7%** | 12.1% |
| **Return on average operating assets** | | |
| Group | **25.8%** | 26.4% |
| Industrial & Automotive | **24.2%** | 23.1% |
| Air Systems Components | **35.1%** | 36.5% |
| Engineered & Construction Products | **35.8%** | 32.3% |
| **Capital expenditure: depreciation (times)** | | |
| Group | **1.1** | 1.2 |
| Industrial & Automotive | **1.2** | 1.4 |
| Air Systems Components | **0.5** | 0.7 |
| Engineered & Construction Products | **1.0** | 0.8 |
| **Return on average invested capital[2]** | | |
| Group | **9.8%** | 10.3% |
| Industrial & Automotive | **8.9%** | 8.6% |
| Air Systems Components | **9.9%** | 11.2% |
| Engineered & Construction Products | **14.0%** | 13.7% |

[1] Before operating exceptional items and goodwill amortisation
[2] Return on invested capital is profit after tax, before interest, operating exceptional items, exceptional net gains on disposal and goodwill amortisation expressed as a percentage of the simple average invested capital. Invested capital comprises the accounting book value of capital employed and goodwill. The ratio has been calculated on a constant currency basis.

### FINANCIAL STATISTICS

| (excluding exceptional net gains on disposals and goodwill amortisation) | 2003 | 2002 (pro forma) (unaudited) |
|---|---|---|
| Interest and preference dividend cover (times) | **6.3** | 6.4 |
| Return on equity after tax (on a constant currency basis) | **10.0%** | 10.1% |
| Dividend cover (times) | **1.6** | 1.7 |

| | Sales | | Operating profit[1] before operating exceptional items and central costs | | Operating profit[1] before operating exceptional items | | Operating exceptional items | | Operating profit[1] after operating exceptional items | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **GROUP** | £ million | Change | £ million | Change | £ million | Change | £ million | Change | £ million | £ million | Change |
| 2002 (unaudited pro forma) | 3,245.4 | | 304.9 | | 288.8 | | (46.1) | | | 242.7 | |
| Exchange rate effect | (208.9) | | (20.2) | | (20.2) | | 3.3 | | (16.9) | | |
| Disposals | (72.5) | | (7.7) | | (7.7) | | – | | (7.7) | | |
| | 2,964.0 | | 277.0 | | 260.9 | | (42.8) | | | | |
| Acquisitions | 65.0 | 2.2% | 5.0 | 1.8% | 5.0 | 1.9% | – | – | 5.0 | | |
| Restructuring charges | – | – | – | – | – | – | 6.9 | 16.1% | 6.9 | | |
| Underlying change | | | | | | | | | | | |
| Continuing operations | 120.1 | 4.1% | 15.0 | 5.4% | 7.1 | 2.7% | – | – | 7.1 | | |
| Discontinued operations | 1.3 | – | (1.2) | (0.4)% | (1.2) | (0.4)% | – | – | (1.2) | | |
| | | | | | | | | | | (6.8) | (2.8)% |
| 2003 | 3,150.4 | | 295.8 | | 271.8 | | (35.9) | | | 235.9 | |
| **INDUSTRIAL & AUTOMOTIVE** | | | | | | | | | | | |
| 2002 (unaudited pro forma) | 1,948.7 | | | | 181.6 | | (36.3) | | | 145.3 | |
| Exchange rate effect | (110.1) | | | | (11.5) | | 2.6 | | (8.9) | | |
| Disposals | (39.9) | | | | (1.9) | | – | | (1.9) | | |
| | 1,798.7 | | | | 168.2 | | (33.7) | | | | |
| Acquisitions | 65.0 | 3.6% | | | 5.0 | 3.0% | – | – | 5.0 | | |
| Restructuring charges | – | – | | | – | – | 13.0 | 38.6% | 13.0 | | |
| Underlying change | 113.5 | 6.3% | | | 16.7 | 9.9% | – | – | 16.7 | | |
| | | | | | | | | | | 23.9 | 16.4% |
| 2003 | 1,977.2 | | | | 189.9 | | (20.7) | | | 169.2 | |
| **AIR SYSTEMS COMPONENTS** | | | | | | | | | | | |
| 2002 (unaudited pro forma) | 500.4 | | | | 50.9 | | (8.2) | | | 42.7 | |
| Exchange rate effect | (44.3) | | | | (4.1) | | 0.6 | | (3.5) | | |
| | 456.1 | | | | 46.8 | | (7.6) | | | | |
| Restructuring charges | – | – | | | – | – | 3.5 | 46.1% | 3.5 | | |
| Underlying change | (8.2) | (1.8)% | | | (4.5) | (9.6)% | – | – | (4.5) | | |
| | | | | | | | | | | (4.5) | (10.5)% |
| 2003 | 447.9 | | | | 42.3 | | (4.1) | | | 38.2 | |
| **ENGINEERED & CONSTRUCTION PRODUCTS** | | | | | | | | | | | |
| 2002 (unaudited pro forma) | 796.3 | | | | 72.4 | | (1.6) | | | 70.8 | |
| Exchange rate effect | (54.5) | | | | (4.6) | | 0.1 | | (4.5) | | |
| Disposals | (32.6) | | | | (5.8) | | – | | (5.8) | | |
| | 709.2 | | | | 62.0 | | (1.5) | | | | |
| Restructuring charges | – | – | | | – | – | (9.6) | (640.0)% | (9.6) | | |
| Underlying change | | | | | | | | | | | |
| Continuing operations | 14.8 | 2.1% | | | 2.8 | 4.5% | – | – | 2.8 | | |
| Discontinued operations | 1.3 | 0.2% | | | (1.2) | (1.9)% | – | – | (1.2) | | |
| | | | | | | | | | | (18.3) | (25.8)% |
| 2003 | 725.3 | | | | 63.6 | | (11.1) | | | 52.5 | |
| **CENTRAL COSTS** | | | | | | | | | | | |
| 2002 (unaudited pro forma) | | | | | (16.1) | | – | | | (16.1) | |
| Underlying change | | | | | (7.9) | (49.1)% | – | – | | (7.9) | (49.1)% |
| 2003 | | | | | (24.0) | | – | | | (24.0) | |

[1] Before goodwill amortisation

### Pensions

The disclosure information required by Financial Reporting Standard No. 17 "Retirement Benefits" ("FRS 17") is included in note 26 to the financial statements. Under FRS 17, the asset values and the discount rates of the liabilities are based on the financial markets existing at our financial year end.

At 3 January 2004 there was a gross deficit of liabilities compared to assets in the defined benefit pension plans of £148.2 million (31 December 2002: £194.8 million). The decrease in the deficit was due to the improvement in the equity markets, offset by a reduction in the long-term discount rate applied to pension liabilities.

The recognition of the related deferred tax asset reduces the net pension liability to £103.7 million (31 December 2002: £136.4 million). Under FRS 17 this deficit would have to be included in the balance sheet.

Cash contributions to the scheme in 2004 we estimate will be £20 million, a decrease of £3 million on 2003.

### Results prepared under US GAAP in US dollars

Operating income from continuing operations under US GAAP in 2003 was $352.1 million, compared to $377.4 million in 2002. Both are stated before goodwill impairment and the latter before goodwill amortisation charged in the four months to 30 April 2002. Net income under US GAAP was $430.8 million in 2003, which compared to $197.2 million in 2002.

The differences between operating income under US GAAP and UK GAAP arise from the treatment of costs associated with exit or disposal activities, goodwill, intangible assets, pension costs and share options. Net income under US GAAP is subject to additional adjustments relating to the treatment of capitalised interest, derivatives and deferred tax.

Shareholders' equity under US GAAP was $2,701.1 million at 3 January 2004, compared to $2,412.6 million at 31 December 2002. The adjustments from UK GAAP reflect the cumulative effect of adjustments noted above.

A reconciliation of the reported financial information prepared under UK and US GAAP is shown on pages 74 to 77, as supplemental financial information.

### International Financial Reporting Standards

From 2005 onwards, in common with over 7,000 listed companies within the European Union, Tomkins will be required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"). Consequently, our 2004 Report & Accounts will be the last to contain financial statements prepared in accordance with UK GAAP.

For some months now, we have been planning for the transition from UK GAAP to IFRS. We are currently in the process of interpreting the accounting standards that will apply from 2005 onwards, setting the Group's future accounting policies in accordance with IFRS and identifying the detailed accounting and disclosure requirements that will necessitate changes to our financial information systems.

We are not, as yet, in a position to quantify the effect of the differences between IFRS and UK GAAP on the Group's results or financial position. Based on our work to date, we believe that the significant differences will arise in the following areas.

#### *Preference shares*

Under UK GAAP, the 5.560% Voting Convertible Cumulative Preference Shares are presented as non-equity shareholders' funds. Under IFRS, the carrying value of these shares must be split for accounting purposes between a liability component, representing the present value of the obligation to pay dividends in perpetuity, and an equity component, representing the fair value of the holder's option to convert into ordinary shares. Dividends payable on the shares will be presented as finance costs in the income statement, rather than as an appropriation of profit.

#### *Derivatives and hedge accounting*

Under UK GAAP, the derivative financial instruments that the Group uses to manage its currency and interest rate exposures are not recognised until the hedged transaction has itself been recognised in the financial statements. Under IFRS, derivatives are recognised as assets and liabilities stated at their fair values and changes in their fair values are recognised in the income statement. While so-called "hedge accounting" can be used to mitigate fluctuations in earnings, it is not our current intention to adopt this approach. As a result we are likely to experience some volatility in our profit and loss account, presented under IFRS, due to movements in exchange rates.

#### *Goodwill*

Generally, the carrying amount of goodwill recognised under UK GAAP on past acquisitions will not be revisited under IFRS. However, in comparison to UK GAAP, where goodwill is amortised over its useful life, under IFRS goodwill will be subject to an annual impairment review.

#### *Research and development costs*

Under UK GAAP, all research and development costs are written off to the profit and loss account in the period in which they are incurred. Under IFRS, development costs must be capitalised as an intangible asset if certain conditions relating to the feasibility of the development project are met and the asset must be amortised over its useful life.

#### *Retirement benefits*

Under IFRS, the basis of accounting for retirement benefits is broadly similar to that required by FRS 17 "Retirement benefits" the disclosures for which are given in note 26 to the financial statements. However, whereas under FRS 17 actuarial gains and losses would be taken directly to equity, under IFRS they must be recognised in the income statement.

Overall, we believe that the further move under IFRS towards the fair valuation of assets and liabilities will lead to greater volatility in the reported results of listed companies.

Outside the European Union, many other countries will either require or permit companies to report under IFRS from 2005. We support the continuing efforts of the accounting standard-setters to achieve convergence between IFRS and US GAAP.

### Going concern

The Directors are confident, on the basis of current financial projections and facilities available, that the Company and the Group have adequate financial resources to continue in operation for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing the financial statements.

**KEN LEVER**
**FINANCE DIRECTOR**

and is designed to improve strategic and operational decisions to ensure long-term creation of value for our shareholders.

The change has been subtle rather than major. It has been about a change of mindset rather than reporting. We have achieved this through some changes in our key processes. We have ensured that our strategic planning processes direct resources into those areas where we believe we can create value. We have improved our approach to appraisal of investments and potential acquisitions to ensure that they will be value-creating. We have also modified our performance measurement so that in addition to standard accounting metrics, such as return on invested capital, we look at cash flow metrics, such as free cash flow from our businesses, and also economic metrics such as cash added value and economic return.

Strategic development of the business is an integral part of value creation. The strategic initiatives described in this Annual Report are important as we grow the value of our business. The restructuring projects help us to lower our cost base and be more cost competitive. The focus on technology and development of new products enhance our competitive position. Lean manufacturing initiatives lead to more efficient manufacturing processes, also lowering cost and reducing working capital.

The progress of the managing for value initiative is set out on the following time line.

## MANAGING FOR VALUE

We focus our planning, reporting, control and performance management framework on a managing for value approach.

The intrinsic value of a business reflects its ability to generate sustainable cash flows over time. This in turn is a function of the strategic positions we occupy.

Strategic position depends on the attractiveness of the market, in terms of size, growth and ability to earn a sustainable economic return, and our competitive position in the market place, in terms of product offering, cost base, manufacturing capability and technology.

We focus our planning, reporting, control and performance management framework on a managing for value approach. The framework focuses on value based decision-making at all levels

| | Year to April 2001 | Year to April 2002 | Eight months to December 2002 | Year to December 2003 |
|---|---|---|---|---|
| **Internal** | • External strategic review<br>• Strategic process framework developed<br>• Changes to core processes for evaluating investments and acquisitions | • Performance measurement incorporates economic profit (cash added value) and economic return<br>• Free cash flow metric introduced<br>• Economic value models introduced to assess intrinsic value and perform value gap analysis | • Business performance measurement incorporates economic profit (cash added value) and economic return | • New management incentive scheme introduced focusing on Bonusable Profit (operating profit after tax and cost of capital charge) |
| **External** | • External presentation of strategic position analysis for each business group | • Focus on return on invested capital at the Group level | • Focus on return on invested capital at the Divisional level<br>• Free cash flow identified at Divisional level<br>• Weighted average cost of capital disclosure | • Bonusable Profit disclosure |










**1 David Newlands**
Non-executive Chairman. Aged 57.

Appointed to the Board in August 1999 and became Chairman in June 2000. He is non-executive Chairman of KESA Electricals plc, Deputy Chairman of The Standard Life Assurance Company and a director of a number of other companies. He was formerly Finance Director of The General Electric Company, p.l.c. and non-executive Chairman of Britax International plc.

**4 Norman Broadhurst**
Independent Non-executive Director. Aged 62.

Appointed to the Board in December 2000. He is currently Chairman of Chloride Group PLC and Freightliner Limited. He is also a non-executive director of Cattles plc, Old Mutual plc and United Utilities PLC. He was Group Finance Director of Railtrack PLC from 1994 to 2000.

**7 Sir Brian Pitman**
Senior Independent Non-executive Director. Aged 72.

Appointed to the Board in June 2000. He is a non-executive director of The Carphone Warehouse Group PLC and Singapore Airlines. He has also been appointed as Interim Chairman of ITV plc and is a senior advisor to Morgan Stanley. He retired in April 2001 from Lloyds TSB Group plc where he was Chief Executive for 13 years and Chairman for 4 years. He was also non-executive Chairman of NEXT Group plc from 1998 until May 2002.

**2 James Nicol**
Chief Executive Officer. Aged 50.

Appointed to the Board in February 2002. Former President and Chief Operating Officer of Magna International Inc., the Canadian automotive parts company. He joined Magna in 1987 as Vice-President, Special Projects, following a successful career as a commercial lawyer. He left in 1992 to set up TRIAM Automotive Inc. and returned to Magna as Vice-Chairman when Magna acquired TRIAM in 1998.

**5 Jack Keenan**
Independent Non-executive Director. Aged 67.

Appointed to the Board in November 2001. He is presently a non-executive director of Marks and Spencer Group p.l.c., General Mills Inc. and The Body Shop International plc and is the patron of the advisory board of the Cambridge University Centre for International Business and Management. Previously he was Chairman of Kraft International, Chief Executive of Guinness United Distillers & Vintners Ltd and an executive director of Diageo plc until he retired in October 2001.

**8 Marshall Wallach**
Non-executive Director. Aged 61.

Appointed to the Board in August 1999. He is President of Wallach Capital Advisors which is based in Denver, Colorado and advises the Gates family on its interest in the Group's perpetual preference shares.

**3 Ken Lever**
Finance Director. Aged 50.

Appointed to the Board in November 1999. He is a non-executive director of Vega Group PLC. He is a Chartered Accountant and a member of the ICAEW Financial Reporting Committee. He has held executive directorships at Albright and Wilson plc, Alfred McAlpine PLC and Corton Beach plc and was a partner in Arthur Andersen.

**6 Ken Minton**
Independent Non-executive Director. Aged 67.

Appointed to the Board in December 2000. He is a non-executive director of Solvay SA. He spent most of his career at Laporte plc where he was Managing Director for five years and then Chief Executive for ten years. Subsequently he was Executive Chairman of Arjo Wiggins Appleton PLC. He was also non-executive Chairman of John Mowlem & Company PLC and SGB Group Plc.

> **"THROUGHOUT THE GROUP WE HAVE ACTIVELY GUIDED OUR OPERATING BUSINESSES TO STRIVE TO ACHIEVE THE HIGHEST INTERNATIONALLY RECOGNISED STANDARDS."**

In recognising our corporate social responsibilities, Tomkins' approach is one of continuous improvement, particularly in the areas of health, safety and the environment ("HSE"). Notable amongst our activities during the year has been the work of the Health, Safety and Environment Committee of the Board and a supporting team of specialist professionals throughout the Group. They have been active in guiding operating businesses to strive to achieve the highest internationally recognised standards including Occupational Health and Safety Assessment Series 18001 and ISO 14001 in environmental management.

Another important milestone achieved by Tomkins during the year was the Company's admittance to the FTSE4Good UK Index, which is designed to measure the performance of companies that meet globally recognised corporate responsibility standards. For inclusion, eligible companies must meet criteria requirements in three areas, namely working towards environmental sustainability, developing positive relationships with stakeholders and upholding and supporting universal human rights.

Our Code of Conduct and Ethics and Human Rights Policy form the basis on which uniform standards are applied across the Group in all countries where we operate.

### Health, safety and environment

The priority and importance placed by the Board and management of Tomkins on HSE matters is driven by a belief and experience that our commercial success and HSE performance are compatible objectives. It was because of the importance placed on HSE matters that the Health, Safety and Environment Committee was formed by the Board at the beginning of the year.

### *Policy, Objectives and Compliance*

The intention of our HSE policy is to provide a safe and healthy workplace for our employees and to protect the environment. We are committed to the highest health, safety and environmental standards consistent with regulatory requirements and best management practices. Our businesses are required to operate their facilities consistent with this commitment. We recognise that all employees have a part to play in that commitment and they are encouraged and expected to do so.

Our policies and objectives are translated by management into specific action plans for each operational site. All business groups are encouraged to set realistic HSE targets and objectives within their annual business plans in order to pursue a strategy based on continuous performance improvement. The HSE activities of individual businesses in the Group are monitored by a team of specialist professionals who carry out regular performance audits. The audit reports arising are provided to management who are responsible for correcting any deficiencies that come to light as a result of the audit.

### *Health, Safety and Environment Committee activities*

The Health, Safety and Environment Committee plays a key role in our HSE activities. The Committee comprises two non-executive Directors and the Chief Executive, and has met four times during the year. Meetings always take place at one of the Group's facilities and form part of a two-day programme during which the Committee will usually visit two or three sites. Amongst the Committee's responsibilities is the determination on behalf of the Board of the framework or broad policy and objectives in the areas of HSE and to propose any amendments to existing policies and objectives for approval by the Board. The Committee has formal terms of reference which can be found on the Company's website www.tomkins.co.uk. Each quarter, the Committee receives an update of the HSE reports across the Group which highlight current areas of HSE focus and improvement and any event or breach of regulatory requirements. Any serious breach is communicated immediately to the Chief Executive and the Committee. This ensures the Committee is able to monitor fully, and assess the compliance record of, each business unit and ensure corrective action is taken. Of the environmental deficiencies found by regulators or discovered during audits in 2003, the substantial majority related to reporting deficiencies rather than unlawful emissions. On health and safety, the substantial majority of the Occupational Safety and Health Administration ("OSHA") citations and informal inquiries were resolved very quickly; in one case, a minor injury resulted in an OSHA citation.

To enable it to gain an understanding at first hand of HSE activities of business units and the issues facing them, site visits are undertaken by the Committee. This process enables the Committee to maintain a strong and continuing overview of the way the Group's HSE policies and objectives are being implemented. The Committee reports regularly to the Board on its activities, which assists the Board in making informed decisions about the business of the Group, particularly relating to any proposed new investment in manufacturing facilities and the HSE implications thereof.

### *Other HSE activities*

Work has continued during the year to integrate our HSE activities, which has been met with enthusiasm. This has provided the opportunity, amongst other things, for a greater consistency in reports to the Committee.

Regular conferences are held by HSE professionals from around the Group which have provided a forum in which experiences can be shared and issues discussed. There is now tangible evidence of benefits emerging from such meetings and the experience of Hart and Cooley (described below) is just one such example. It also provides opportunities for training and bringing practitioners up to date with changes in HSE rules, regulations and laws. It also encourages operating businesses to seek internationally accepted standards. This has accelerated the development, setting and monitoring of HSE key performance indicators ("KPIs") as important Group-wide operating measures. All of our business groups have established a range of KPIs within their current business plans to monitor and assess HSE performance on an ongoing basis. The Committee monitors the results of the KPIs on a regular basis to ensure that HSE focus and continuous improvement in performance is being delivered by all business groups. Business risk assurance audits are conducted by our own professionals together with the site management teams to ensure that processes and controls are in place to maintain compliance with Group policy and the applicable local and national HSE legislation. Examples of the KPIs used include:

• incident/accident and severity rates;

• raw material wastage and energy consumed per applicable production unit; and,

• compliance with Tomkins' health, safety and environment policy and local environmental legislation.

*Environmental Management Systems*
There has been a major increase in the number of the Group's manufacturing and distribution facilities worldwide achieving ISO 14001 certification or equivalent. Out of 149 facilities, some 42 facilities were ISO 14001 certified at the end of 2003 (2002: 18) and during 2004 a further 8 facilities plan to achieve certification. A further 20 facilities have alternate environmental management systems in place (these facilities have implemented fully functional Environmental Management Systems that

were not based on the ISO 14001 Outline but achieve similar results and are not intended for ISO certification); 11 facilities are expected to achieve ISO 14001 Compliant Status in 2004 (these facilities have implemented an ISO 14001 Environmental Management System but have not undergone a formal registration audit). The remaining facilities have committed to implementing environmental management systems which are in various stages of development. The percentage of facilities which have an environmental management system in place has doubled to 42% during the year and further progress is expected during 2004.

There were a number of notable environmental achievements during the year and by way of example, five are summarised below:

• At Standard-Thomson Corporation, the largest manufacturer of thermostats for vehicles in the US, a team was formed with representatives from environmental facilities and manufacturing operations with the purpose of improving the quality, material handling facilities, safety and environmental requirements associated with the cleaning of thermostat components. With the implementation of lean manufacturing initiatives, the opportunity arose to review the existing clean line process. The result was the installation of a new state-of-the-art cleaning system which improved quality by the elimination of damage to parts; reduced chemical consumption by 75% and water consumption by 20,000 gallons per working day; eliminated steam from the cleaning process resulting in a substantial reduction in the use of the plant's boilers; and, finally, reduced waste water discharges and nitrous oxide and sulphur dioxide emissions significantly. The financial impact is that, in less than 18 months, the cost of the new process will be met by the savings achieved.

• At the Air System Components plant in Lebanon, Indiana, a new closed loop parts washer cleaning system has been installed which treats and lowers metal concentrations in waste water prior to discharge to the sewer in compliance with local and federal regulations. This saves money on transportation and external treatment costs, and the savings will have paid for the equipment in about three months.

• At Dexter Axle, improvements have been achieved in basic manufacturing operations at two plants in Missouri and Georgia, for example, by replacing brush painting with paint spraying, which has had a positive environmental impact as well as a positive financial impact. At the Missouri plant, a new lighting system has been installed which will use less energy and cost less to maintain, as well as improving the working conditions for employees.

• At Trico Products' Texas facility, a project to minimise the amount of scrap plastic material was instigated. The process consisted of blending recycled plastic regrind with the base (virgin) material and the recycle programme resulted in a 25% reduction in base material being purchased for certain plastic parts. Financially, the project yielded a cost improvement and environmentally the facility was able to minimise the amount of plastic material being wasted.

• Stackpole's UK business, FormFlo, won the Accelerate Supplier of the Year Award for 2003 for Sustainable Improvement. Two of the criteria used to judge the award were the reduction in scrap from 3.4% in 2001 to 1.2% in 2003 and the halving of manufacturing lead times.

There are a number of continuous improvement projects which operating businesses have been running which yield year-on-year gains in environmental and financial performance. For example, at Trico Products' Texas facility, a source reduction-waste minimisation plan has been in place since 1999. This plan requires the reduction of hazardous waste streams by 25% from 1999 to 2005. The 25% reduction target has been achieved after just four years. Operator training in waste water treatment techniques and optimising process monitoring has resulted in a significant reduction in hazardous and non-hazardous waste streams and increasing annual cost savings. Other projects at the same plant include reductions in the amount of oil and grease and total zinc concentration being legally discharged into the municipal treatment works from the Rubber Extrusion Process and the reduction of emissions into the environment from the dip-coating process in the Plating Department.

### Health and Safety

Our businesses are encouraged to seek the health and safety industry standard, Occupational Health and Safety Assessment Series (OHSAS) 18001 or equivalent. This standard has been created to allow companies to develop systematic controls relating to their health and safety risks and to seek external accreditation of the management system.

Trends on accidents within Tomkins manufacturing plants and distribution facilities are measured using OSHA standards, since the majority of the Group's operations are based in North America. The number of reportable accidents, the incident rate and the resulting lost days, and the severity rate are all tracked. In 2003, the incident rate was 4.82 (2002: 6.06) and the severity rate 26.80 (2002: 35.09). This declining trend has continued from 2001 and is a key performance measure for each facility.

There were a number of notable health and safety achievements during the year, four of which are summarised below:

- Gates' plants at Charleston, Missouri, Galesburg, Illinois and Red Bay, Alabama have been recognised for top performance by the US Rubber Manufacturers Association through RMA's Safety Health Improvement Program, by meeting RMA improvement criteria of a 10% reduction in incidence rate over the prior year. Other Gates' plants at Ashe County, North Carolina, Iola, Kansas and Siloam Springs, Arizona were also recognised for meeting RMA excellence criteria.

- Lasco Fittings won the Plastic Pipe Fitting Association's Processor Safety Recognition Award for both 2001 and 2002 and this achievement is reflected in their accident incident rate where they have now gone 1.3 million hours without a lost time injury.

- At Dexter Axle's Albion facility, robot systems have been introduced to reduce and in many cases eliminate, material handling by employees and, as a result, greatly reducing the potential risk of strain and repetitive stress injury.

- The distribution centre at Lithonia, Georgia, one of Gates' largest in the US, has worked an entire year without an accident. They have created safety training programmes for all employees, as well as an in-depth and specific programme for the operation of fork lift trucks, narrow-aisle reach lifts and "cherry pickers".

There are numerous examples throughout the Group where changes to processes can yield environmental, health and safety and financial benefits in one operation. As an example, work done at Hart and Cooley illustrates the sort of activity leading to gains in all three areas. As a direct result of the annual Tomkins Safety and Environmental Conference, an energy audit of the Holland, Michigan manufacturing facility of Hart and Cooley disclosed that approximately one-sixth of all electricity used was attributed to plant lighting at a substantial annual cost. The audit also disclosed that 50% of both the cost and usage could be reduced through the installation of energy efficient units with longer bulb life, lower wattage and better performance. These units can also be disposed of as general refuse compared to the metal halide fixtures which have mercury content and require a licensed waste hauler for disposal. Phase 2 of the energy reduction programme is planned which is expected to realise additional savings through the replacement of all office fluorescent lighting.

### Acquisitions

We place a great deal of importance on HSE matters in our acquisition process. Where appropriate, external environmental advisers are employed to review and assess any environmental risks to which we could become exposed if we proceeded with an acquisition. In addition, a review is made of an acquisition candidate's environmental management systems, relationships with regulatory officials and general level of respect and care shown for the environment. In the due diligence process, health and safety is also a key area for which a full review is undertaken including, among other things, the level of compliance with all applicable laws and regulations. Where necessary, an indemnity is sought from the vendor to cover any potential liabilities, but it is possible that a potential acquisition would be rejected if the HSE risks were considered to be too high. We may require a vendor to undertake health, safety or environmental improvements before we will conclude a transaction.

### Socially responsible investment

The Board considers social, environmental and ethical matters in three respects:

### 1. Capital expenditure proposals

When submitting capital expenditure proposals for approval by the Board, operating businesses are required to consider and report on social, environmental and ethical matters where there is any potential impact.

### 2. Reports from the HSE Committee

The Chairman of the HSE Committee makes regular reports to the Board on the activities of the Committee and, in particular, draws to the attention of the Board any major issues.

### 3. Business Risk Assurance

The Business Risk Assurance group has included in its overall business risk assurance process specific requirements to examine and assess social, environmental and ethical matters in its list of responsibilities. The results of the work of the Business Risk Assurance group are reported quarterly to the Audit Committee which, in turn, reports to the Board.

Our approach to managing risks to short and long-term value arising from social, environmental and ethical matters is to include it as an integral part of the general business risk assessment and management processes. Through these processes the Board is able to assess the significant risks to the Company's short and long-term value. Such processes are subject to continual review and improvement where appropriate.

The Tomkins Annual Bonus Incentive Plan for management is focused on a sharing of a proportion of Group profits after deduction of the cost of capital. An intrinsic feature of our ability to generate sustained profitability is the need to maintain high standards of HSE controls in our operating businesses worldwide. There is much evidence, some of which is set out in this report, that actions to improve standards of HSE are frequently financially beneficial to the Group. Furthermore, high standards of HSE are often paralleled by high standards of product quality control and customer service. For these reasons, the Board does not believe it is necessary to identify separately the performance on HSE matters as a specific criterion in determining bonus payments.

### Code of Conduct and Ethics

Our Code of Conduct and Ethics sets out a series of policies and principles of conduct to be followed by all our companies and applies to all directors, officers and employees who are expected to conduct Company business with integrity and in compliance with the laws of the countries in which we operate. The Code covers a number of important areas including competing fairly and complying with anti-trust and competition laws, employee health and safety laws and environmental laws. It also reaffirms our commitment to fair treatment of all employees, ethical and lawful behaviour and sets out some general principles, which are important in dealing with suppliers and customers, and with governments and government agencies. The Code emphasises the importance of employees protecting our intellectual property. Any waivers to the Code require the approval of the Board and will be published on the Company's website. During the year no waivers have been either sought or granted. The full Code can be viewed on our website www.tomkins.co.uk or a printed copy is available by application to the Company Secretary at the Company's registered office.

### Human rights

Our Human Rights Policy has established a number of principles that are applied across the Group. These principles cover anti-discrimination, employee rights (in the areas of health and safety, wages and working hours), prohibition of child labour and social responsibility (covering environmental impact and community relations). We expect employees to maintain the highest standards in conformity with the principles. A copy of the full text of the Human Rights Policy can be found on our website www.tomkins.co.uk.

### Verification

In the case of the Code of Conduct and Ethics and Human Rights Policy, senior management throughout the Group are required to confirm annually that they and their businesses have complied with the principles set out in both the Code and Policy and to report any breaches. For 2003, no breaches were reported by any of the operating businesses. A process of verification will be introduced in 2004 under which adherence to the Code of Conduct and Ethics and the Human Rights Policy will form part of the business risk assurance process.

In the case of HSE, the Health, Safety and Environment Committee of the Board receives detailed quarterly reports from a team of experienced professionals on the current status of all matters reported to the Committee which require attention,

including a description of what action has been taken to address those matters and the timetable to completion. The adoption of international or comparable internal standards, tailored to the unique operation by a growing number of operating businesses, increases the Committee's confidence in the veracity of the reporting systems and procedures.

### Charitable giving and community affairs

We have well-established guidelines that determine the nature of organisations to which we will give support. We recognise that we have an obligation to our shareholders and the wider community in which our businesses operate to provide balanced and targeted charitable assistance. The charities given assistance cover a wide range of activities including health and welfare, education, civic and community projects, culture and the arts. We prefer to spread our charitable giving over many smaller local charities that usually do not have the organisation, structure or resources to compete with the marketing skills of the larger high-profile charitable bodies. Each year donations are made to hundreds of charities. We make further donations through advertising, sponsorship, products for prizes and volunteers or other in-kind support.

In the UK, applications are normally made to Tomkins' corporate office in London. Requests for donations are made from a variety of charities and we try to respond positively to as many requests as possible, provided they come from small local charities and are registered with the Charities Commission.

In the US most requests for support are made locally and donations can be made in a number of ways. The Tomkins Foundation makes matching gifts, foundation gifts and contributions to United Way, an external charitable organisation that distributes funds to charities. Tomkins' US subsidiary companies also make donations to United Way. In addition to their charitable giving activities, our businesses also run a whole range of initiatives for the benefit of local communities. These include allowing our employees time off to participate in community activities and other charitable support. With the co-operation of certain of our US companies, some local charities will designate a "casual day for a cause", whereby our companies allow their employees to dress casually for a good cause, to enable funds to be raised for

charity. Examples of the many organisations to which help was provided during the year include American Heart Association, American Cancer Society and the Museum of Nature and Science. At the plant level, donations were also made to "March of Dimes" (an organisation that helps prevent birth defects and infant mortality) and support was given to Drug Awareness Resistance Education (DARE) programmes (which aim to keep children off drugs).

Total charitable donations during the year are shown in the Directors' report on page 25.

No donations were made to any organisation in which any of the independent non-executive Directors serves in an executive capacity.

### Political donations

It is our practice not to use shareholders' funds for the purpose of making political donations either in the form of cash donations or other in-kind benefits and consequently we have not sought shareholder approval to make such donations.

# DIRECTORS' REPORT

The Directors present their report and the financial statements for the year ended 3 January 2004.

## Principal activities

Tomkins is a world-class global engineering and manufacturing group with market and technical leadership across its three businesses: Industrial & Automotive, Air Systems Components, and Engineered & Construction Products. The principal subsidiary and associated undertakings and their activities are listed in note 31 to the financial statements.

## Results

The audited financial statements for the year ended 3 January 2004 are set out on pages 40 to 73. Profit attributable to shareholders is £171.8 million (eight months ended 31 December 2002 – £117.8 million).

A review of the businesses, activities and future developments of the Company and its subsidiaries is given on pages 2 to 18 and should be read as part of this report.

## Ordinary dividends

The Directors recommend an ordinary final dividend of 7.4p per ordinary share, to be paid on 1 June 2004 to ordinary shareholders on the register as at the close of business on 30 April 2004. Together with the ordinary interim dividend of 4.6p per share paid on 10 November 2003, this makes a total dividend for the year of 12.0p (eight months ended 31 December 2002 – 8.0p).

## Acquisitions and disposals

See note 29 to the financial statements.

## Resolutions at the Annual General Meeting

Resolution 7 is a resolution to re-appoint Deloitte & Touche LLP as the Company's independent auditors, following the transfer on 1 August 2003 by the Company's auditors Deloitte & Touche of their business to Deloitte & Touche LLP, a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000. The Company's consent has been given to treating the appointment of Deloitte & Touche as extending to Deloitte & Touche LLP under the provisions of section 26(5) of the Companies Act 1989.

Resolution 9 renews the Directors' authority to issue relevant securities up to an amount not exceeding £12,887,706, representing 257,754,120 ordinary shares of 5p each, being 33⅓ per cent of the issued ordinary share capital (excluding treasury shares) as at 26 February 2004, until the next Annual General Meeting. The Company held no shares in treasury as at 26 February 2004. There are at present no plans to exercise this authority, except in relation to share options and other similar categories of allotment.

Resolution 10 renews the Directors' authority to allot shares for cash without first offering them to existing shareholders on a pro rata basis until the next Annual General Meeting. If resolution 12 is approved at the Annual General Meeting, the authority will also cover the sale of treasury shares for cash. The authority sought is limited to the issue or, in the case of treasury shares, sale of up to 38,663,100 ordinary shares of 5p each (£1,933,155), being approximately (but not more than) 5 per cent of the issued ordinary share capital as at 3 January 2004 and also as at 26 February 2004. Your Board confirms its intention, in line with the guidelines issued by representatives of institutional investors and the London Stock Exchange, that not more than 7.5 per cent of the issued ordinary share capital will be allotted or, in the case of

treasury shares, sold for cash on a non pre-emptive basis during any three-year period.

Resolution 11 seeks authority for the Company to make market purchases of its own ordinary shares up to a maximum of 10 per cent of the issued ordinary share capital. Your Board may make purchases of the Company's shares if it considers such purchases will result in an increase in earnings per share and are considered to be in the best interests of shareholders generally.

If the Company purchases any of its ordinary shares pursuant to resolution 11, the Company may cancel these shares or hold them in treasury. Such decision will be made by your Board at the time of purchase on the same basis as outlined above.

At last year's AGM, the Company was given authority to make market purchases of up to 115,868,703 ordinary shares of 5p each. No ordinary 5p shares have been purchased by the Company in the market since that date. The Company effected the early redemption of the US$50 redeemable convertible cumulative preference shares during the course of the year (see note 22 to the financial statements). The redemption of these shares was effected pursuant to the resolutions passed at the extraordinary general and class meetings held on 11 August 2003.

The total number of options to subscribe for ordinary shares of 5p each in the Company outstanding at 26 February 2004 was 25,248,579, being 3.27 per cent of the issued ordinary share capital (excluding treasury shares) as at that date. If the Company were to purchase the maximum number of ordinary shares permitted (under the existing authority and resolution 11), the options outstanding at 26 February 2004 would represent 4.35 per cent of the issued ordinary share capital (excluding treasury shares).

Following new legislation, the Company may now hold its own shares in treasury following their purchase. Resolution 12 is a technical change to the Articles of Association of the Company so that the Directors' authority to allot shares for cash on a non-pre-emptive basis pursuant to resolution 10 will also cover the sale, for cash, of any shares held by the Company as treasury shares. The limits set out in resolution 10 will apply to both the allotment of new shares, and the sale of treasury shares, for cash.

## Directors

The Directors of the Company at the year end are listed on the next page. They were all Directors throughout the year. Mr A J Reading ceased to be a Director prior to the year end, on 31 December 2003. In accordance with the Articles of Association, Messrs. D B Newlands, K Lever and Sir Brian Pitman retire by rotation and, being eligible, offer themselves for re-appointment.

## Directors' interests

The interests of the Directors in the share capital of the Company are shown on the next page. No Director had any beneficial interest in the shares or loan stock of any other Group undertaking. The executive Directors, as potential beneficiaries, are technically deemed to have an interest in all ordinary shares held by or in which the trustees of the Tomkins Employee Share Trust (the "Trust") are interested. The table includes, however, only those Trust shares which are specifically allocated to the individual Director.

No changes took place in Directors' interests during the period from 4 January 2004 to 26 February 2004.

For details of the Directors' options to purchase ordinary shares, please refer to the Remuneration Committee report on pages 31 to 37.

| Directors' interests | 3 Jan 04 No. of shares* | | 31 Dec 02 No. of shares | |
|---|---|---|---|---|
| 5p ordinary shares | Beneficial | Non-beneficial | Beneficial | Non-beneficial |
| *Executive Directors:* | | | | |
| K Lever | 265,979 | – | 201,809 | – |
| J Nicol | 1,116,982 | – | 1,015,230 | – |
| *Non-executive Directors:* | | | | |
| N N Broadhurst | 10,000 | – | 8,000 | – |
| J M J Keenan | 9,000 | – | 7,000 | – |
| K J Minton | 106,000 | – | 104,000 | – |
| D B Newlands | 294,515 | 20,000 | 292,515 | 20,000 |
| Sir Brian Pitman | 11,717 | – | 9,717 | – |
| M F Wallach | 115,000 | – | 113,000 | – |
| | | | | |
| Perpetual preference shares | | | | |
| M F Wallach | 240,244 | 112,537 | 240,244 | 112,537 |
| | | | | |
| Redeemable preference shares | | | | |
| M F Wallach | – | – | 216,664 | 289,978 |

* Includes 19,951 Deferred Shares for K Lever and 67,835 Deferred Shares for J Nicol.

## Research and development

Applied research and development work continues to be directed towards the introduction of new and improved products and the application of technology to reduce unit and operating costs and to improve services to customers.

## Employment policies

Each company in the Group is encouraged to implement comprehensive employment policies designed to identify employees with its achievements and determine ways in which their knowledge and skills can best contribute towards its success. Schemes are introduced to ensure that loyalty and performance are properly rewarded. The Tomkins Savings Related Share Option Scheme No. 2, which provides an opportunity to purchase shares in Tomkins, is open to all eligible employees as and when invitations to participate are issued.

Employee involvement and communication programmes continue to be developed, designed to provide equal opportunity to all, irrespective of sex, race, religion or colour. Each company in the Group endeavours to provide equality of opportunity in recruiting, training, promoting and developing the careers of disabled persons.

## Supplier payment policy

Tomkins requires its operating companies to determine terms and conditions of payment for the supply of capital and revenue items just as keenly as they negotiate prices and other commercial matters. Suppliers are made clearly aware of the agreed terms and how any disputes are to be settled and payment is made in accordance with those terms.

The number of days credit taken by the Company for trade purchases at 3 January 2004 was 22 days (eight months ended 31 December 2002 – 23 days). The number of days credit taken by group companies for trade purchases at 3 January 2004 ranged from 2 days to 183 days (eight months ended 31 December 2002 – 13 days to 142 days).

The average number of days taken was 45 days (eight months ended 31 December 2002 – 44 days).

## Pensions

The Group operates retirement plans covering most employees. A proportion are defined benefit plans funded by contributions from both employer and employee, at rates determined by independent actuaries in the light of regular valuations. Except where legislation makes pre-funding financially inappropriate, the remainder are money purchase plans funded by contributions from employer and employee.

The funds are held independently of the Group's finances and administered by trustees. In the United Kingdom, Tomkins requests that trustees prohibit fund managers from investing directly in the Company.

## Charitable and political donations

Total charitable donations in the year were £563,163 (eight months ended 31 December 2002 – £377,235) of which the United Kingdom accounted for £110,090 (eight months ended 31 December 2002 – £52,876); in the United States they totalled £353,751 (eight months ended 31 December 2002 – £272,728), of which £161,607 (eight months ended 31 December 2002 – £103,266) came from a Tomkins funded charitable trust; and in the remaining overseas companies they totalled £99,280 (eight months ended 31 December 2002 – £51,631).

No political donations were made during the year (eight months ended 31 December 2002 – £nil).

## Substantial shareholdings

Material interests notified to the Company representing 3 per cent or more of the issued ordinary share capital at 26 February 2004 are set out in the table below.

| | No. of shares | % |
|---|---|---|
| Legal & General Investment Management Limited | 23,279,655 | 3.01 |
| Sprucegrove Investment Management Limited | 32,121,856 | 4.15 |
| Wellington Management Company, LLP | 38,897,161 | 5.03 |

Interests notified in the perpetual preference shares at 26 February 2004 were as below.

| Perpetual preference shares | No. of shares | %* |
|---|---|---|
| L G Atherton[1] | 8,669,956 | 82.52 |
| C G Cannon[1] | 8,526,521 | 81.15 |
| C C Gates[1] | 8,639,058 | 82.22 |
| V Gates[2] | 7,597,989 | 72.32 |
| B G Hopper[1] | 8,932,650 | 85.02 |
| R E Hopper[3] | 8,932,650 | 85.02 |
| J A Woodruff III[1] | 8,621,831 | 82.06 |
| H G Woodruff[2] | 8,645,658 | 82.29 |
| T S Woodruff[2] | 8,645,658 | 82.29 |

* Includes interests held as joint trustees and interests in income from shares held under trust where there may be more than one beneficiary. It is for this reason that the interests sum to more than 100%.
(1) Joint trustees. These persons are also income beneficiaries of some of the trusts. In those cases where the person is both a joint trustee and an income beneficiary in a particular trust the holding is not counted twice.
(2) Income beneficiaries only.
(3) Includes interests held as joint trustee and, by attribution, from spouse, B G Hopper.

## Independent auditors

A resolution will be proposed at the Annual General Meeting to re-appoint Deloitte & Touche LLP as independent auditors.

Approved by the Board on 26 February 2004 and signed on its behalf by

**N C Porter**
Secretary

The directors have overall responsibility for the Group's system of internal control and for reviewing its effectiveness. To fulfil this responsibility the directors have established a planning, control and performance management framework within which each of the Group's businesses operate. Within this framework, the management of each of the businesses considers strategic, operational, commercial and financial risks and identifies risk mitigation actions. Whilst acknowledging the overall responsibility for the system of internal control the directors are aware that the system is designed to manage rather than to eliminate the risk of failure to achieve business objectives and can provide reasonable and not absolute assurance against material misstatement or loss.

During the period under review, the directors were not aware of any control breakdowns which resulted in a material loss.

The planning, control and performance management framework, which includes an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, has been in place throughout the financial year and up to the approval date of the Annual Report and Accounts. Each business unit's management identifies and assesses the key business risks affecting the achievement of its objectives. Business unit management also identifies the risk management processes used to mitigate the key risks to an acceptable level and, where appropriate, additional actions required to further manage and mitigate them. The risk summaries developed out of this process are updated at least annually. In addition, Corporate Centre management considers those risks to the Group's strategic objectives that may not be identified and managed at the business unit level.

In connection with quarterly business reviews, relevant executives discuss risk management activities with Corporate Centre management. The key risks and mitigation strategies are also discussed at least annually with the Audit Committee as well as the full Board.

The risk management framework described above is applied to major decision-making processes such as acquisitions as well as operational risks within the business including environmental, health and safety.

The other key elements of the framework, which constitutes the control environment, are:

Business strategy reviews – each business is required to prepare a strategic position assessment taking into account the current and likely future market environment and competitive position of the business with specific consideration given to strategic risk. The Corporate Centre management reviews the strategy with each business and the Board is presented with a summary of the plans.

Business reviews – on a quarterly basis, Corporate Centre management performs extensive reviews with each business. These reviews consider current and projected financial and operating results, and address the progress of key strategic and operating initiatives, the risks affecting their achievement and the actions being taken by business unit management to manage the risks and achieve their objectives.

Financial plans – each business prepares financial plans in accordance with a defined format, which includes consideration of risks. To the extent that risks are both reasonably estimable and likely to occur, they are reflected specifically in the respective business' plan. Management at the Corporate Centre reviews the financial plans with the business units and a summary is presented to the Board for approval.

Balance sheet reviews – business unit and Corporate Centre financial management conduct periodic, on-site reviews of underlying rationale and support for the significant line item components comprising the balance sheets for each business in the Group.

Capital authorisation approval – all significant capital expenditures are subject to a formal capital authorisation process, which takes into account, inter alia, operational, financial and technical risks. For significant capital projects, a post-investment analysis is completed to facilitate continuous improvement in the capital planning process, including risk identification and mitigation.

Reporting, analysis and forecasts – all businesses are required to report monthly to the Corporate Centre on financial performance compared to plan, forecast and prior year and to explain significant variances from plan and changes in the business environment. Monthly each business reassesses its forecast for the financial year. Quarterly, each business prepares a forecast for the following eighteen months and reviews projections for the three-year period covered by the financial plan.

Financial strategy – the financial strategy includes assessment of the major financial risks related to interest rate exposure, foreign currency exposure, debt maturity and liquidity. There is a comprehensive global insurance programme using the external insurance market and some limited use of an internal captive insurance company. Group Treasury manages hedging activities, relating to financial risks, with external cover for net currency transaction exposures. The Group Tax function manages tax compliance and tax risks associated with the Group's activities. The Audit Committee through the Finance Committee oversees the financial strategy as well as the tax strategy and considers the associated risks and risk management techniques being used by the Group.

Reporting certifications – in connection with the preparation of the annual and quarterly financial statements, senior business general management and financial management sign a certificate which includes a declaration regarding the existence of internal controls, the proper recording of transactions and the identification and evaluation of significant business risks.

Sarbanes-Oxley – as a foreign private issuer (FPI) listed on the NYSE in the US, the Group is subject to the provisions of the Sarbanes-Oxley Act of 2002 (the "Act"). Specifically, Section 404 requires certifications by management regarding the effectiveness of internal controls over financial reporting and requires our external auditors to express an opinion on our assertions regarding such internal controls. Accordingly, the Group is undertaking a project to ensure we are in compliance with the requirements of Section 404 by 31 December 2005 (the effective date for the Group as a FPI). While the certification and external audit opinion on internal controls over financial reporting will be reported in Tomkins' US SEC filings, the results of our compliance with the Act will serve to further strengthen the internal control framework for the Group.

The Group established an internal audit function in 2001 and uses a co-sourcing arrangement. The Vice President – Business Risk Assurance directs the activities of the internal auditors on a day-to-day basis and reports directly to the Audit Committee of the Board at least four times a year. As part of their financial audit responsibilities, the external auditors also provide reports to the Audit Committee on the operation of internal controls affecting key financial processes. The directors confirm that the effectiveness of the system of internal control for the year ended 31 December, 2003 has been reviewed in line with the criteria set out in the guidance for directors on the Combined Code "Internal Control" issued in September 1999.

# CORPORATE GOVERNANCE REPORT

The Board promotes the highest standards of corporate governance within the Company through its support and application of the Principles of Good Governance set out in Section 1 of the Combined Code. A summary of the Company's system of applying the principles and the manner in which the provisions in Section 1 have been complied with are set out in this report to shareholders. Section 1 of the Combined Code sets out the main and supporting Principles of Good Governance for companies, which are split into the following areas: directors, remuneration, accountability and audit, and relations with shareholders.

## A DIRECTORS
### 1. The Board
The Company is controlled through its Board of Directors. The Board's main roles are to create value for shareholders, to provide leadership of the Company, to approve the Company's strategic objectives and to ensure that the necessary financial and other resources are made available to the management to enable them to meet those objectives. The Board, which has reserved certain specific matters to itself for decision, is responsible for approving overall Group strategy and financial policy, acquisition and divestment policy and major capital expenditure projects. It also appoints and removes members of the Board and Board Committees, and reviews recommendations of the Remuneration Committee and the appointment of auditors and the financial performance and operation of each of the businesses.

The Board has delegated to the Chief Executive Officer responsibility for the day-to-day management of the Group subject to certain financial limits above which Board approval is required. Such delegated authority includes such matters as acquisitions and divestitures, investments, capital expenditure, borrowing facilities and foreign currency transactions.

The Board of Directors is comprised of a non-executive Chairman, five additional non-executive Directors and two executive Directors who together, with their different ages, financial, commercial, technical and operational expertise and cultures, bring with them a wide range of experience to the Company.

The Board has determined that David Newlands, Norman Broadhurst, Jack Keenan, Ken Minton and Sir Brian Pitman are independent, as they are independent of the Company's executive management and free from any material business or other relationship with the Company (either directly or as a partner, shareholder or officer of an organisation that has a relationship with the Company).

Accordingly, the Board believes that there are no such relationships that could materially interfere with the exercise of their independent judgment. Marshall Wallach is the only non-executive Director deemed not to be independent as a result of his advisory capacity to the Gates family who, notwithstanding the redemption of the redeemable convertible cumulative preference shares during the course of 2003, remain substantial preference shareholders in the Company. Non-executive directors are normally appointed for a period of two years, which is renewable by agreement with the Board. The terms and conditions of appointment of non-executive Directors are available for inspection at the Company's registered office during normal business hours and will also be available for inspection at the Annual General Meeting. The Combined Code recommends the appointment of a senior independent non-executive Director and Sir Brian Pitman has served in such capacity during the year under review.

The role of non-executive Directors is to challenge constructively, and help develop, proposals on strategy, scrutinise the performance of management in meeting agreed objectives and monitor the reporting of performance, including satisfying themselves as to the integrity of financial information, and that financial controls and systems of risk management put in place by the Company are robust and effective. They meet together from time to time in the absence of management and the Chairman normally presides over such meetings.

Directors receive a range of information about the Company upon appointment and, where appropriate, any training that is necessary for them to carry out their duties effectively. An induction programme is available which aims to provide an understanding of the Company as a whole, including its strategy, structure, geographical spread of operations, financial position, markets, products, technologies and people, as well as the legal responsibilities of a Director. The Directors have access to the advice and services of the Company Secretary whose removal may be effected only with the approval of the Board. There is an approved procedure by which all Directors can obtain independent professional advice at the Company's expense in furtherance of their duties, if required; this procedure is reviewed periodically.

The Board meets not less than five times a year, and will hold additional meetings when circumstances require. During the year to 3 January 2004, the Board met on seven occasions, including a meeting held solely to consider and approve Group strategy. Between meetings, the Chairman and Chief Executive Officer update the non-executive Directors on current matters and there is frequent contact to progress the affairs of the Company. Attendance by each individual Director at Board and Committee meetings held during 2003 is set out in the table below:

| Director | Board Meetings held | Board Meetings attended | Audit Committee Meetings held | Audit Committee Meetings attended | Remuneration Committee Meetings held | Remuneration Committee Meetings attended | Nomination Committee Meetings held | Nomination Committee Meetings attended | Health, Safety and Environment Committee Meetings held | Health, Safety and Environment Committee Meetings attended |
|---|---|---|---|---|---|---|---|---|---|---|
| David Newlands | 7 | 7 | N/A | N/A | N/A | N/A | 1 | 1 | N/A | N/A |
| Norman Broadhurst | 7 | 6 | 4 | 4 | 5 | 5 | 1 | 1 | N/A | N/A |
| Jack Keenan | 7 | 6 | 4 | 4 | 5 | 3 | 1 | 1 | N/A | N/A |
| Ken Lever | 7 | 7 | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| Ken Minton | 7 | 7 | 4 | 4 | 5 | 5 | 1 | 1 | 4 | 4 |
| James Nicol | 7 | 7 | N/A | N/A | N/A | N/A | N/A | N/A | 4 | 4 |
| Sir Brian Pitman | 7 | 5 | N/A | N/A | N/A | N/A | 1 | 1 | N/A | N/A |
| Anthony Reading | 7 | 7 | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| Marshall Wallach | 7 | 7 | N/A | N/A | N/A | N/A | 1 | 1 | 4 | 4 |

Notes:
(1) N/A = Not applicable (where a Director is not a member of a Committee).
(2) The table provides details of the attendance record of each Director at meetings of the Board and of its respective Committees. During the year, other Directors have attended meetings of the Audit Committee and Remuneration Committee by invitation. These details are not included in the table.
(3) On the rare occasion where a Director cannot attend a meeting, he will normally, prior to the meeting, make his views on the agenda items known to the Chairman or, in respect of Committee meetings, to the chairman of the respective Committee.

The Board sets the standards and values of the Company and much of this has been embodied in the Company's Code of Conduct and Ethics and Human Rights Policy which can be found on the Company's website www.tomkins.co.uk. The Code of Conduct and Ethics applies to all directors, officers and employees, including the principal executive, financial and accounting officers, as required by section 406 of the US Sarbanes-Oxley Act of 2002, the related rules of the US Securities and Exchange Commission and the rules of the New York Stock Exchange. The Code contains provisions (in paragraph XVI) under which employees can report violations of company policy or any applicable law, rule or regulation including those of the US Securities and Exchange Commission. US employees have the added protection of section 806 of the Sarbanes-Oxley Act, which prohibits the discrimination by a company or others against an employee where such violations are reported. The current procedure, which is set out in Tomkins' Code of Conduct and Ethics, provides for information to be given anonymously or by named employees under conditions of confidentiality. Those employees who come forward and give their name are assured that they will receive the full protection of section 806 and no retaliation will take place. This is predominantly a US requirement but the principles will be applied in other jurisdictions, subject to local employment law.

**Re-election of Directors**
At the forthcoming Annual General Meeting of the Company, David Newlands, Ken Lever and Sir Brian Pitman will stand for re-election. Details of their terms of appointment can be found in the Remuneration Committee Report. The Board strongly supports their re-election and recommends that shareholders vote in favour of their re-election. David Newlands brings to the Board and the affairs of the Company, considerable financial and management experience having been finance director of The General Electric Company, p.l.c. and a non-executive director of a number of other companies. He also has substantial experience in relationships with institutional shareholders. Sir Brian Pitman spent almost 50 years with Lloyds Bank, becoming Chief Executive in 1983 and Chairman for his last four years with the bank. Having managed a large financial institution, he brings extensive experience to the Board, together with a wide knowledge of the City and institutional shareholders and a particular emphasis on creating shareholder value.

**2. Chairman and Chief Executive Officer**
There is a clear division of responsibility between the Chairman and the Chief Executive Officer, with neither having unfettered powers of decision with respect to substantial matters. The Chairman is responsible for running the Board and ensures that all Directors receive sufficient relevant information on financial, business and corporate matters to enable them to participate effectively in Board decisions. In advance of each meeting, the Board is provided with comprehensive briefing papers on items under consideration.

During the year, the Chairman, David Newlands, was appointed chairman of Kesa Electrical plc and deputy chairman of The Standard Life Assurance Company. Whilst these are important appointments, the Board of Tomkins believes that the Chairman continues to be able to carry out his duties and responsibilities effectively for the Company.

The Chief Executive Officer's primary role is the running of the Company's businesses and the development and implementation of strategy.

The non-executive Directors have the opportunity to meet with the Chairman and with the Chief Executive Officer periodically, either together or separately, to consider and discuss a wide range of matters affecting the Company, its business, strategy and other matters.

**3. Board performance evaluation**
The Board conducted an evaluation of its own effectiveness and the evaluation process concentrated on six key elements comprising: (i) the optimum mix of skills and knowledge amongst the Directors, (ii) clarity of goals and processes, (iii) tailoring the evaluation to the specific circumstances of Tomkins, (iv) the culture of candour that encourages constructive evaluation, (v) regular reviews of assessment criteria and (vi) full disclosure of procedures and criteria to the Board. The results of the first evaluation were that, in general, much progress had been made during the previous two years in improving the effectiveness of the Board but progress could still be made in improving overall performance. The evaluation found that the wide range of skills and experience of the present group of Directors provided a sound basis for an effective Board. Improvements in Board performance could be achieved through a number of measures including the use of a more formal induction programme for new Directors, modifications to some Board processes and procedures, a greater understanding of the macro-economic environment in which the Company's businesses are operating and regular reviews of succession planning initiatives. The matters identified in the Board performance evaluation have been considered by the Board and action has been taken to address those matters.

The performance of the Chairman is reviewed and evaluated annually by the Board in his absence and it is intended that the evaluation of individual Directors and Board committees will commence in 2004.

**4. Board Committees**
The Board has established a number of committees with their own delegated authorities as defined in their terms of reference, which are reviewed periodically, and receives reports of their proceedings. A review of the terms of reference of Board Committees has been undertaken and amendments made to reflect recent changes in corporate governance requirements. The Board is satisfied that its Committees have written terms of reference which conform to best corporate governance practice. The terms of reference for all Board Committees can be found on the Company's website www.tomkins.co.uk or a copy can be obtained by application to the Company Secretary at the Company's registered office.

The Board appoints the chairmen and members of all Board Committees upon the recommendation of the Nomination Committee.

The Company Secretary is Secretary to all Board Committees.

The principal Committees, their membership, a brief description of their terms of reference and their duties are as follows:

**Audit Committee**
N N Broadhurst (Chairman), K J Minton, J M J Keenan.
The Board has determined that all members of the Audit Committee are independent for the purposes of the new Combined Code and rule 10A.3(b)(1) under the US Securities Exchange Act of 1934 and section 303A of the New York Stock Exchange's Listed Company Manual. In addition, the members have wide-ranging financial, commercial and management experience which they bring to the work of the Audit Committee. A brief summary of their biographical details is set out on page 19. The Chairman of the Committee, Norman Broadhurst is a chartered accountant (FCA) and a Fellow of the Institute of Corporate Treasurers, having previously been group finance director of Railtrack PLC (1994 to 2000) and joint deputy chief executive and finance director of VSEL Consortium PLC (1990 to 1994). In accordance with section 407 of the Sarbanes-Oxley Act of 2002,

the Board has determined that Norman Broadhurst is an "audit committee financial expert" as that term is defined under the rules of the US Securities and Exchange Commission, having significant, relevant and up-to-date UK and US financial and accounting knowledge and experience.

The Audit Committee meets at least four times a year and on other occasions when circumstances require and reviews the Company's financial statements and reports (including earnings releases) before they are submitted to the Board for approval. It reviews the Company's financial and corporate controls, accounting policies, internal audit and business risk assurance activities and it monitors compliance with statutory requirements for financial reporting. It also keeps under review the effectiveness of the Group's internal control systems (including financial, operational and compliance controls and risk management procedures). It considers reports from external auditors, internal auditors, business risk assurance executives and from other members of management and reports and makes recommendations to the Board. In addition, the Audit Committee keeps under review the scope and results of the external audit, its cost effectiveness, the independence and objectivity of the auditor and the nature and extent of non-audit services supplied to the Group by the external auditor, seeking to balance the maintenance of objectivity and value for money.

In determining its policy on the extent of non-audit services provided by the external auditor, the Committee takes account of the rules of the US Securities and Exchange Commission which regulate and, in certain circumstances, prohibit certain types of non-audit services, certain other rules, including those relating to audit partner rotation, and relevant ethical guidance issued by the professional bodies in the Consultative Committee of Accountancy Bodies, in particular that the external auditor should not audit its own firm's work, make management decisions for the Company, create a mutuality of interest nor be put in the position of advocate for the Company. The Committee believes that, taken together, the adoption of these rules and regulations provides adequate protection of auditor independence. All fees proposed by the external auditor must be reported to the Audit Committee and prior approval is required from the Chairman of the Audit Committee for any projects above specified limits.

The Company's practice, in accordance with the UK Companies Act and new Combined Code in relation to the appointment and termination of the external auditor, involves a recommendation from the Audit Committee to the Board, which will then make a recommendation to shareholders in general meeting. This differs from the procedure in the US, where the external auditor is accountable to the Audit Committee, which has the authority to appoint or dismiss the external auditors without reference to shareholders.

With the approval of the Board, the Committee has established guidelines for the recruitment of employees or former employees of the external auditor. Tomkins will not engage, on a part-time or full-time basis, any person who is or was an employee of the Company's external auditor, where that person has worked on the Group's audit either as a principal or partner at any time during a period of not less than three years prior to the proposed date of joining the Tomkins Group. In addition, though Tomkins may employ an employee of the Company's external auditor where such person has never worked on the Group's audit either as a principal or partner, a period of not less than one year must elapse prior to the proposed date of that person joining the Company. Any former employee of the external auditor who joined the Company before the external auditor was appointed will remain unaffected.

The Committee met four times during the year to 3 January 2004 and reports regularly to the Board on its activities. The Company's internal and external auditors attend meetings and have the opportunity to raise matters or concerns in the absence of executive Directors and other senior executives at separate meetings with the Committee and at other times.

The Committee's Terms of Reference take account of the Guidance Notes set out in Sir Robert Smith's Report published in January 2003.

**Remuneration Committee**
K J Minton (Chairman), N N Broadhurst, J M J Keenan.
The Remuneration Committee, which meets at least twice a year and on other occasions when circumstances require, comprises independent non-executive Directors and has responsibility for determining Company policy on executive remuneration for approval by the Board. It also determines specific remuneration packages and compensation packages on employment or early termination of office for each of the executive Directors of the Company. The Committee takes independent advice from consultants as and when required. All decisions of the Remuneration Committee in respect of remuneration packages of executive Directors are referred to the Board. No executive Director takes part in any discussion or decision concerning his own remuneration. The Remuneration Committee also monitors the compensation packages of other senior executives in the Group below Board level.

The report of the Remuneration Committee can be found on page 31.

**Nomination Committee**
D B Newlands (Chairman), N N Broadhurst, J M J Keenan, K J Minton, Sir Brian Pitman, M F Wallach.
The Nomination Committee makes recommendations to the Board on all proposed appointments of Directors through a formal and transparent procedure. The Committee meets as and when required. In accordance with the Company's Articles of Association, Directors are subject to re-appointment at the Annual General Meeting immediately following the date of their appointment, and thereafter they have to seek re-appointment no more than three years from the date they were last re-appointed. The Committee recommends to the Board the names of the Directors who are to seek re-appointment at the Annual General Meeting.

During the year, no new Board appointments were made. Accordingly, the Nomination Committee was not called upon to initiate a recruitment process, but the Committee and Board are aware of and support the principles set out in section A.4 of the new Combined Code.

**Health, Safety and Environment Committee**
K J Minton (Chairman), J Nicol, M F Wallach.
The Health, Safety and Environment Committee meets at least four times a year. The Committee is chaired by an independent non-executive Director and its membership also includes the Chief Executive Officer. Its principal role is to determine on behalf of the Board the framework or broad policy and objectives in the areas of health, safety and the environment ("HSE") and propose any amendments to existing policies for approval by the Board. It also reviews management's performance in the achievement of HSE objectives and reviews HSE reports produced by business units for compliance with all health, safety and environmental local codes of practice, legislation and relevant industry practice. More details of the work of the Health, Safety and Environment Committee can be found in the Corporate Social Responsibility report on page 20.

**General Purposes Committee**

J Nicol (Chairman), K Lever, E H Lewzey, J E Middleton, N C Porter, K A Sullivan, M T Swain, N P Wilkinson.

The General Purposes Committee meets as and when required. It comprises executive Directors and senior executives and the quorum requires the presence of at least one executive Director. The Committee deals principally with day-to-day matters of a routine nature and matters delegated to it by the Board.

**B REMUNERATION**

The Remuneration Committee report to shareholders can be found on page 31 and sets out the Company's remuneration policy, procedures and the remuneration of individual Directors and related information.

**C ACCOUNTABILITY AND AUDIT**

**Financial reporting**

The Board, through the Operating review and Financial review, seeks to provide a detailed review of each business of the Group. In conjunction with the Chairman's statement, the Chief Executive Officer's statement, the Financial review and the Directors' report, the Board seeks to present a balanced and understandable assessment of the Company's position and prospects.

**Internal control**

Further information on the internal control environment within which Tomkins operates may be found in the Directors' statement on internal control on page 26.

**Going concern**

The Directors' statement in relation to the Company and Group functioning on a going concern basis appears in the Financial review on page 17.

**"Whistleblower" reporting procedures**

Under section 301 of the Sarbanes-Oxley Act, all public companies, including non-US public companies such as Tomkins, acting through the Audit Committee of the Board must provide a procedure for (i) the receipt and retention, and (ii) the treatment of complaints received by the Company regarding accounting, internal controls or auditing matters. A procedure has been agreed in principle by the Audit Committee for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters and is expected to be put in place by June 2004.

**D RELATIONS WITH SHAREHOLDERS**

The Company places a high degree of importance on maintaining good relationships and communications with both institutional and private investors and ensures that shareholders are kept informed of significant Company developments.

In order to assist members of the Board to gain an understanding of the views of institutional shareholders, at each of its meetings the Board receives an Investor Relations Report, which covers a wide range of matters including a commentary on the perception of the Company and views expressed by the investment community. Analysts' reports are also made available to all Directors. The announcement of quarterly, interim and final results provides opportunities for the Company to answer questions from institutional shareholders covering a wide range of topics. There is a regular dialogue with institutional shareholders to ensure mutual understanding of objectives. The Chief Executive Officer participates in industry conferences organised by investment banks, which are attended by existing and potential shareholders, and he holds regular meetings with analysts and

institutional shareholders. The Chairman also maintains regular contact with a number of the Company's major shareholders. The Company exercises care to ensure that all price-sensitive information is released to all shareholders at the same time, as required by the Listing Rules of the Financial Services Authority and Regulation FD in the US.

The Company's website www.tomkins.co.uk provides shareholders and potential investors with information about the Company including annual and interim reports, trading updates, recent announcements, investor presentations, share price information, group policies and the terms of reference of its Board Committees. Shareholders are also able to put questions to the Company via its website.

The Company aims to deal expeditiously with all enquiries from individual shareholders on a wide range of matters. Individual shareholders also have the opportunity of attending the Annual General Meeting to put questions to the Chairman and chairmen of Board Committees. The Chief Executive Officer gives a presentation to shareholders covering a wide range of matters affecting the Company and its business and shareholders also have the opportunity to ask him questions. The Company indicates the level of proxy votes lodged in respect of each resolution proposed at its Annual General Meeting following each vote on a show of hands. In the event of a poll being called, the result will be published as soon as possible after the conclusion of the Annual General Meeting. Directors also meet informally with shareholders before and after the meeting. The Company keeps under review ways in which it can communicate more effectively with its shareholders throughout the year, as well as at the Annual General Meeting.

It has been the Company's practice to send the Notice of the Annual General Meeting and related papers to shareholders at least 20 working days before the meeting and to propose separate resolutions on each substantially separate issue.

**Institutional shareholders**

The Board notes that Section 2 of the new Combined Code seeks to encourage more active participation by institutional shareholders including entering into a dialogue with companies and making considered use of their votes – principles which the Company supports.

**Compliance statement**

The Listing Rules of the Financial Services Authority require the Board to report on compliance with the provisions contained in Section 1 of the Combined Code. The new Combined Code, issued in July 2003, is only effective for reporting years beginning on or after 1 November 2003. However, Tomkins considers that throughout the year to 3 January 2004 the Company has been in compliance with the provisions set out in Section 1 of the new Combined Code, except for those matters indicated in the Corporate Governance Report and the Remuneration Committee Report.

The certifications of the Chief Executive Officer and Finance Director required under section 302 of the US Sarbanes-Oxley Act of 2002, and the related rules of the US Securities and Exchange Commission, will be filed as exhibits to the Company's Form 20-F. In addition, following the Annual General Meeting, Mr. Nicol will certify to the New York Stock Exchange that he is unaware of any violations by the Company of the New York Stock Exchange's corporate governance listing standards.

The Company has placed on its website, www.tomkins.co.uk, a general summary of the significant ways in which the Company's corporate governance differs from that followed by domestic US companies under the New York Stock Exchange's listing standards, as required by section 303A.11.

# REMUNERATION COMMITTEE REPORT

## 1. INTRODUCTION

This report to shareholders sets out the membership of the Remuneration Committee and the names of the advisers who provided services to the Committee during the year to 3 January 2004. The policies that have been followed by the Remuneration Committee during the year in determining the elements of executive remuneration have also been set out, together with the policies and principles to be followed by the Committee over the next two years.

This report has been prepared in accordance with Schedule 7A of the Companies Act 1985, which sets out statutory requirements for the disclosure of Directors' remuneration. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to Directors' remuneration. Schedule 7A requires the auditors to report to the Company's members on the auditable part of the Remuneration Committee report and to state whether, in their opinion, that part of the report has been properly prepared in accordance with the Companies Act 1985.

Since the Report and Accounts for the eight months ended 31 December 2002, the Board has modified the terms of reference for the Remuneration Committee to reflect current best practice. The principal responsibility of the Committee is to determine the framework or broad policy for the Company's executive remuneration and the remuneration of the Chairman of the Board, for approval by the Board. The remuneration of non-executive Directors is a matter for the Board itself. The terms of reference of the Remuneration Committee can be found on the Company's website www.tomkins.co.uk.

Details of the emoluments, bonuses, benefits-in-kind, incentive arrangements (including share options and other long term incentives), pensions and service contracts applicable to each Director who served during the year are given in this report.

The report will be put to the vote of shareholders at the forthcoming Annual General Meeting.

## 2. MEMBERSHIP OF THE REMUNERATION COMMITTEE AND ADVISERS (UNAUDITED INFORMATION)

The Remuneration Committee is made up exclusively of non-executive Directors whom the Board determined to be independent as each was found to be free from any material business or other relationship with the Company (either directly or as a partner, shareholder or officer of an organisation that has a relationship with the Company). Accordingly, the Board believes that there are no such relationships that could materially interfere with the exercise of their independent judgement. Members of the Committee who served throughout the year were:
K J Minton (Chairman)
N N Broadhurst
J M J Keenan

There were no changes to the membership of the Committee during the year.

The Committee consults with the Chairman of the Board and Chief Executive Officer concerning matters of executive remuneration. The Committee also received advice from external advisers who were appointed by the Company, namely PA Consulting concerning the Company's new Annual Bonus Incentive Plan. PA Consulting provided no other professional services to the Tomkins Group during the year. Mercer Human Resource Consulting provided pension advice in respect of Executive Directors and senior executives and provided professional services in the area of pension scheme advice.

## 3. STATEMENT OF COMPANY'S POLICY ON DIRECTORS' REMUNERATION (UNAUDITED INFORMATION)

The policies operated by the Company during the year and those to be applied over the next two years, are set out below:

*Executive remuneration*
The Company's policy on executive remuneration is that the Remuneration Committee and Board should satisfy itself that executives, including executive Directors, are fairly rewarded for their individual contributions to the Group's performance. The Remuneration Committee has sought to ensure that executive Directors receive a level of remuneration that is appropriate to their scale of responsibility and performance and which will attract, motivate and retain individuals of the necessary calibre. The only pensionable element of executive Directors' remuneration is basic salary. This policy applies whether or not an executive Director is a member of the Tomkins Retirement Benefits Plan or has a personal pension arrangement.

*Annual remuneration for executives*
The Board recognises that one of its key objectives is to grow the value of the business for the benefit of shareholders and that such growth is strongly related, amongst other things, to the degree of entrepreneurial spirit in the Group. In order to create the necessary entrepreneurial impetus within an organisation, compensation arrangements are required which are similar to those that an owner of a business would seek. This has led to the adoption of a remuneration policy whereby levels of total remuneration are set which attract, retain and motivate executives, and which are provided through a combination of base salaries at median level or below and annual bonuses that have a direct and proportionate link to total value created for shareholders. This provides the incentive for executives to act like owners of the business. The Remuneration Committee and the Board believe that this more closely aligns the interests of shareholders and management whereby executives only receive substantial rewards when they have created high value in the business.

Over time and subject to the achievement of value-creating performance targets, this policy is likely to lead to a realignment of the component parts of total executive remuneration, so that a greater part of the total package received by executives is made up of incentive pay with the remainder coming from base salaries at the median level or below. The establishment of performance targets for the Company's executive share option schemes and the new incentive pay arrangements, ensures that a substantial proportion of total remuneration is directly related to actual measurable performance. Further details of the Annual Bonus Incentive Plan are set out in section 5b on page 34.

*Non-executive Directors' fees and Chairman's remuneration*

The executive members of the Board review from time-to-time the fees of non-executive Directors, who play no part in determining their own remuneration. The Chairman's remuneration is determined by the Remuneration Committee (in the absence of the Chairman) and is approved by the Board. In future, the review of non-executive Directors' fees and the Chairman's remuneration will take place every two years.

*Service contracts*

The Company's policy on Directors' service contracts is that service contracts and letters of appointment for executive Directors normally provide for notice periods of no longer than twelve months. On appointment, a longer notice period may apply, but this will reduce over time to the normal twelve months' notice period. Notwithstanding the provisions in an executive Director's service contract or letter of appointment concerning termination payments, the Company will seek to reduce any compensation that may be payable to reflect the departing Director's obligations to mitigate loss.

*External appointments*

The Company's policy on external appointments is that, with the approval of the Chairman of the Board, executive Directors are permitted to hold appointments outside the Company. Any fees payable in connection with such appointments are normally retained by Directors unless otherwise agreed. See further details set out in section 10 below.

*Long term incentives and share options – Performance conditions and phasing*

The Company has operated a number of share-based long-term incentive schemes in the past but following a review of executive remuneration, the Remuneration Committee and Board expect the number of plans and schemes to reduce over time as they lapse and are not renewed or replaced. This affects The Tomkins Restricted Share Plan ("RSP") and The Tomkins Long Term Loyalty Plan. Existing obligations in respect of those schemes will be honoured but no new commitments will be entered into. No further awards will be made under the Group's share-based incentive plans, other than The Tomkins Share Matching Scheme, which in due course will also be phased out, as awards cease to vest under the RSP.

As regards share options, the Company's policy on performance conditions and phasing is to align the interests of scheme participants with those of shareholders by setting appropriate performance conditions at levels that encourage and stretch management to maximise value creation. In addition, performance conditions are selected that take account of current industry practice. Performance conditions, where applicable, for each of the schemes operated by the Company are given below. The Company has operated a policy of phasing the grant of options and recognises that, in exceptional cases, it may be necessary to increase initial grants to attract and retain senior executives and employees with specialist skills. Other than options granted under the employees' savings related share option scheme, no options are granted at a discount to the market price. No amount is payable by the employee on the grant of an option. The current executive share option schemes will lapse for the purpose of making grants in 2005.

*Retirement benefits*

The Company's retirement benefit plan was closed to new members in April 2002 and, since that time, the Company's policy has been that new employees, including executive Directors and senior executives, will receive a payment from the Company to enable them to make contributions to retirement benefit schemes of their choice on behalf of themselves and their dependants. No change to this policy is expected over the next two years.

James Nicol and Ken Lever are not entitled to any retirement benefits defined in terms of final or average salary but they receive a payment at an annual rate of 37.5 per cent of their basic salary, to enable them to make contributions to retirement benefit schemes of their choice on behalf of themselves and their dependants. All payments made by Tomkins plc were for the year ending 3 January 2004.

## 4. PERFORMANCE GRAPH (UNAUDITED INFORMATION)

The graph set out below plots Total Shareholder Return on a holding in the Company's shares for each of the past five years ended 31 December, measured against the performance of the FTSE Engineering and Machinery Index. This index was chosen because its major constituents are, like Tomkins, moderately diversified engineering groups with a significant manufacturing presence outside the home UK market.

*Total shareholder return (December 1998 to December 2003)*



■ Tomkins
■ FTSE Engineering & Machinery

## 5. ELEMENTS OF REMUNERATION (AUDITED INFORMATION)

### a. Basic salary, fees, bonuses and benefits in kind for the year ended 3 January 2004:

| Directors' emoluments | Basic salary/fees £000 | Bonus cash(1) £000 | Bonus shares(1) £000 | Bonus deferred shares(2) £000 | Benefits in kind(3) £000 | Total emoluments (excluding retirement benefits) Year ended 3 January 2004 £000 | Total emoluments (excluding retirement benefits) Eight months to 31 December 2002 £000 |
|---|---|---|---|---|---|---|---|
| *Chairman* | | | | | | | |
| D B Newlands(4) | 155 | – | – | – | – | **155** | 105 |
| *Executive Directors* | | | | | | | |
| J Nicol | 780 | 655 | 164 | 327 | 547 | **2,473** | 1,467 |
| K Lever | 375 | 193 | 48 | 96 | 21 | **733** | 368 |
| A J Reading (to 31 December 2003)(5) | 851 | 141 | 11 | 8 | 55 | **1,066** | 465 |
| *Non-executive Directors* | | | | | | | |
| N N Broadhurst(4) | 40 | – | – | – | – | **40** | 28 |
| J M J Keenan(4) | 37 | – | – | – | – | **37** | 26 |
| K J Minton(4) | 45 | – | – | – | – | **45** | 29 |
| Sir Brian Pitman(4) | 35 | – | – | – | – | **35** | 25 |
| M F Wallach(4) | 37 | – | – | – | – | **37** | 25 |
| | 2,355 | 989 | 223 | 431 | 623 | **4,621** | 2,538 |

1 Details of Bonus payments in accordance with the Annual Bonus Incentive Plan are given in b below.

2 Deferred shares are held under the Annual Bonus Incentive Plan.

3 Benefits in kind include company car and related costs, medical cover and life assurance.
Benefits in kind for James Nicol for the year to 3 January 2004 included the following elements:
(a) a buy-out bonus payment and relocation allowance of £23,333 per month for a period of three years commencing 18 February 2002, such payments to cease on termination of employment, if sooner;
(b) a cash payment under the Deferred Matching Share Purchase Plan equivalent to the net dividend payable on 1,015,228 shares of Tomkins plc;
(c) on 26 April 2002, the Company entered into a short-term lease on a property that will be occupied by James Nicol and his family from 1 June 2002 to 30 June 2004. James Nicol has provided an indemnity to ensure that the Company's commitment as to the cost of such property is limited to that provided in his service contract; and
(d) other benefits in accordance with the terms of his contract.

4 During the year, non-executive Directors were paid a basic fee at the rate of £30,000 per annum, plus 2,000 Tomkins plc shares. On 23 July 2003, 2,000 shares were purchased for each of them at a market price of £2.45 and the cost of these shares forms part of their remuneration. In addition, the Chairmen of the Audit Committee, Remuneration Committee and the Health, Safety and Environment Committee were each paid an additional £5,000 per annum. As a member of the Health, Safety and Environment Committee, Marshall Wallach is paid an additional £2,500 per annum. As a member of the Remuneration and Audit Committees, Jack Keenan is paid an additional £2,000 per annum in total.

5 Anthony Reading stood down from the Board on 31 December 2003 and his basic salary included £397,217 paid in connection with the early termination of his employment representing 51 weeks' salary. Included within his benefits in kind is an amount of £4,700 in respect of relocation expenses paid in connection with the early termination of employment. The Company has undertaken responsibility for the sale of Anthony Reading's house in the USA as part of his relocation back to the UK.
During the year no Director exercised any options and accordingly no gains or losses were made on exercise (Anthony Reading for the eight month period to 31 December 2002 – gain of £22,825).

*Retirement benefits*

James Nicol and Ken Lever are not entitled to any retirement benefits defined in terms of final or average salary but, in addition to the figures above, they receive a payment at an annual rate of 37.5 per cent of their basic salary, which for the year ending 3 January 2004 amounted to £293,000 (eight months to 31 December 2002 – £188,000) and £141,000 (eight months to 31 December 2002 – £88,000) respectively, to enable them to make contributions to retirement benefit schemes of their choice on behalf of themselves and their dependants.

*Chairman's remuneration*

The Remuneration Committee noted during the course of the year that since David Newlands became Chairman of Tomkins in June 2000, his remuneration had remained the same. Having taken into consideration comparative remuneration data, the contribution made by the Chairman to the Company's affairs and the time he devotes to the Company's business, the Committee recommended to the Board that his remuneration should be increased from £150,000 to £175,000 per annum plus 2,000 Tomkins plc shares, with effect from 1 January 2004. This recommendation was approved by the Board.

*Non-executive Directors fees*

The executive members of the Board reviewed the fees paid to non-executive Directors and noted that the basic fee paid to non-executive Directors of £30,000 plus 2,000 Tomkins plc shares was last reviewed in 2000. Having taken into consideration comparative remuneration data, the contribution made by individual non-executive Directors to the Company's affairs, the time they devoted to the Company's business, and the extra responsibilities placed upon them arising from the changes in corporate governance requirements in the UK and the US, the executive Directors concluded that the basic fee should be increased to £40,000 plus 2,000 Tomkins plc shares commencing 1 January 2004. At the same time, the fee paid to the Chairman of the Audit Committee was increased to £15,000 per annum, the fee paid to the Chairman of the Remuneration Committee was increased to £10,000 per annum and the fee paid to the Chairman of the Health, Safety and Environment Committee was increased to £12,500 per annum. Members of the Audit Committee will receive an additional fee of £7,500 per annum, members of the Remuneration Committee will receive an additional £5,000 per annum and non-executive members of the Health, Safety and Environment Committee will receive £5,000 per annum and £1,500 per meeting day, all with effect from 1 January 2004.

**b. Current schemes – Annual Bonus Incentive Plan, Share Options and Long-term Incentives**

**(i) Annual Bonus Incentive Plan**

The executive Directors and senior executives participate in the Company's Annual Bonus Incentive Plan (the "Plan"). Each participant in the Plan receives a percentage of "bonusable profit" of the business for which he or she has responsibility. "Bonusable profit" is based on operating profit less a charge for tax, less certain exceptional items and less a charge for invested capital. The objective of the Plan is to reward the senior executives for increasing the overall value created in the business based on the margin of the after-tax return on invested capital in excess of the weighted average cost of capital. Accordingly, "bonusable profit" may increase at a faster rate than operating profit where the margin of the return over the cost of capital increases. This aligns the interests of management and shareholders.

In arriving at "bonusable profit", adjustments may be made for operating exceptional items relating to strategic manufacturing initiatives to match the costs of the strategic manufacturing initiatives to the benefits over a period of up to three years. Adjustments are also made for non-operating exceptional items. Such adjustments are made with the approval of the Remuneration Committee. The charge for taxation reflects the ongoing charge for tax excluding any benefit from exceptional adjustments to tax provisions. The charge for invested capital is based on applying the estimated weighted average cost of capital to the average invested capital in the Group. The estimated weighted average cost of capital takes into account the capital structure of the Group and the costs associated with each element of capital. It is estimated to be 9 per cent. The invested capital is based on the book value of assets in the Group excluding goodwill relating to acquisitions made prior to 30 December 1999.

The incentive bonus of the executive Directors of Tomkins plc is based on a percentage of the "bonusable profit" of the Group which, for the year ended 3 January 2004, was £96.3 million. James Nicol received the sum of £1,146,000, Ken Lever received the sum of £337,000 and Anthony Reading received the sum of £160,000, which took account of the businesses for which he had responsibility. In the current financial year, Anthony Reading is entitled to receive a bonus in respect of 51 weeks from 1 January 2004 as part of his termination arrangements. Although there is no limit to the "bonusable profit" on which bonuses are calculated, significant growth in "bonusable profit" in any one year is unlikely to arise due to the nature of the Group's business.

The bonus awards are payable as to four-sevenths in cash, one-seventh in bonus shares and two-sevenths in deferred shares. The bonus is paid at the end of June, September and December based on 75 per cent of the bonus earned to the end of the previous quarter with the balance of the full entitlement to the bonus for the calendar year paid at the end of March following the calendar year end.

Bonus shares are restricted and vest only after a period of three years after the initial bonus award. Dividends are paid on the bonus shares. Deferred shares are awarded at the time of the initial bonus award but the vesting of the shares is conditional on continued employment with the Group three years after the award. Dividends are not paid on the deferred shares.

As a condition of continued participation in the Plan, the executive Directors are required to hold shares with a purchase cost equivalent to one year's total after tax remuneration including bonus based on an average of the previous three years. Increases in annual base salary of participants are restricted to the equivalent rate of increase in the Retail Price Index (in the UK) or equivalent index in the country in which a participant works. The restrictions on the increases in salary together with the growth in bonus, assuming increases in bonusable profit, will result in the incentive pay element of remuneration increasing over time. The share awards will increase the investment each of the directors has in Tomkins plc shares.

**(ii) Share Options**

*The Tomkins Executive Share Option Scheme (No. 2) ("ESOS 2"), The Tomkins Executive Share Option Scheme No. 3 ("ESOS 3") and The Tomkins Executive Share Option Scheme No. 4 ("ESOS 4")*

ESOS 2 has expired for grant purposes, though options already granted remain outstanding and can be exercised in accordance with the rules of the scheme.

ESOS 3 is an Inland Revenue-approved scheme under which Tomkins employees who are resident in the United Kingdom for tax purposes are able to receive options with an aggregate exercise price not exceeding £30,000 that attract favourable tax treatment.

ESOS 4 is not approved by the Inland Revenue and is a scheme under which options granted do not attract favourable tax treatment in the United Kingdom. There is a limit to the number of options that can be granted under the ESOS 4 scheme of four times annual remuneration (which includes annual bonuses and certain benefits-in-kind). Under ESOS 4, options granted in excess of four times a participant's annual earnings ("super options") will only be exercisable if at least five years have elapsed since the date of grant and then only if, over a five-year period following the grant of the option, the growth in the Company's earnings per share is such that it would be in the top quartile of a league table for growth in earnings per share over a five-year period for companies in the FTSE 100 index.

ESOS 3 and ESOS 4 will continue and their current performance condition will remain in place until they lapse for grant purposes in 2005. The performance condition is based upon the growth in Tomkins earnings per share, which must exceed the growth in the Retail Price Index by an average of 2 per cent per annum over a three-year period before an option can be exercised. When the schemes were introduced in 1995, the earnings per share performance condition was widely adopted and the choice of 2 per cent was in accordance with contemporary practice. In determining whether or not the growth in earnings per share performance condition has been met, a simple arithmetic calculation is made annually when the Company's results are known.

*Tomkins Premium Priced Option*
This was an option specifically and solely granted to James Nicol as part of the incentive package on his joining Tomkins. No performance conditions were attached to this option in order to attract him to the Company and retain his services and this therefore does not comply with Schedule A of the Combined Code. It consists of a non-transferable option to acquire 5,076,142 shares with an aggregate market value of £10 million, granted on 11 February 2002. The price per share payable on the exercise of the option will be 197 pence in respect of 2,538,072 shares (A option shares), 276 pence in respect of 1,522,842 shares (B option shares) and 345 pence in respect of 1,015,228 shares (C option shares). The options vested as to one-third of A, B and C option shares on 18 February 2003, will vest as to one-third of A, B and C option shares on 18 February 2004 and as to one-third of A, B and C option shares on 18 February 2005. The option will lapse on 11 February 2012 or earlier in certain circumstances.

*Ongoing Option*
This was also an option specifically and solely granted to James Nicol on 11 February 2002, as part of the incentive package to attract him to the Company. It consisted of a non-transferable option to acquire 1,522,842 shares at 197 pence, which may not be exercised before 18 February 2005 and unless and until the performance condition has been satisfied or waived. The performance condition will be achieved if, on or after the third anniversary of the date of grant, the rate of increase of earnings per share over any three-year period is equal to or greater than the rate of increase of the Retail Price Index plus 9 per cent. The performance condition may be waived or amended by the Remuneration Committee. If there is a change of control of the Company then the option is exercisable immediately regardless of whether the performance condition is satisfied. The same lapsing events for the Premium Priced Option, apply to this option.

If there is a variation in the share capital of the Company the Remuneration Committee may adjust the number of shares in either the Premium Priced Option or the Ongoing Option as it reasonably deems appropriate to take account of the variation.

*The Tomkins Savings Related Share Option Scheme No. 2*
This is a standard Inland Revenue-approved savings related share option scheme, which is open to employees who are resident for tax purposes in the United Kingdom. No grants under this scheme were made during the year.

Movements in Directors' share options during the year were:

| | At 3 January 2004* | Granted in the year† | | At 31 December 2002 | Period of exercise | |
|---|---|---|---|---|---|---|
| | No. | No. | Exercise price (p) | No. | From | To |
| J Nicol | **9,168,440** | 1,440,576 | 208.25 | 6,598,984 | 4 Jan 04 | 11 Dec 13 |
| | | 1,128,880 | 265.75 | | | |
| K Lever | **1,078,000** | 150,000 | 208.25 | 728,000 | 19 Jan 04 | 11 Dec 13 |
| | | 200,000 | 265.75 | | | |
| A J Reading | **653,000** | 150,000 | 208.25 | 503,000 | 4 Jan 04 | 16 Jul 04 |

*or earlier date of leaving
†due to the change in accounting year end and related close periods, options attributed to Directors' performance in both 2002 and 2003 were granted during the year.

| | Net value of unexercised options | | Weighted average exercise price (p) 3 January 2004 | | | Weighted average exercise price (p) 31 December 2002 | |
|---|---|---|---|---|---|---|---|
| | 3 January 2004* £000 | 31 December 2002 £000 | Exercise price exceeds market price | Market price exceeds exercise price | | Exercise price exceeds market price | Market price exceeds exercise price |
| J Nicol | **3,836** | – | **303.60** | **211.15** | | 238.00 | – |
| K Lever | **591** | 63 | **–** | **214.19** | | 226.18 | 171.00 |
| A J Reading | **128** | – | **287.50** | **232.72** | | 256.57 | – |

*or earlier date of leaving

1 The mid-market price of a Tomkins share as at 3 January 2004 was 269.00 pence with a range during the year 1 January 2003 to 3 January 2004 of 168.75 pence to 288.50 pence.
2 Options included in the above table relate to the Tomkins Executive Share Option Schemes No. 3 and No. 4 (J Nicol 2,569,456 shares, K Lever 1,078,000 shares) and, in the case of James Nicol, Premium Priced Options (5,076,142 shares) and Ongoing Options (1,522,842 shares).

**(iii) Long-term Incentives**

*Deferred Matching Share Purchase Plan*
This was specifically and solely introduced for James Nicol as part of the incentive package to attract him to the Company. Under the Deferred Matching Share Purchase Plan 3,045,684 shares ("Matching Shares") were awarded on 11 February 2002 following the purchase by James Nicol of 1,015,228 Tomkins plc shares (the "Purchased Shares"). After three years from 18 February 2002, or earlier in certain circumstances, the award will vest in respect of 1,015,228 Matching Shares. The remaining 2,030,456 Matching Shares will vest according to the share price at that time, to the extent that, for every 1 pence that the share price increases over 197 pence, being the market price on 8 February 2002, up to a maximum of 591 pence, James Nicol will receive 5,153 shares. He may elect at any time prior to the vesting of the award to receive either the shares, or at his option, a cash payment equal to the market value on the date of the award. The award is conditional upon James Nicol (or his relatives or trustees of a family trust fund) holding the Purchased Shares for at least three years. Until the award vests in respect of at least one-third of the Matching Shares, James Nicol is entitled to receive a cash payment equal to the net dividends payable on the Purchased Shares. The cash payment shall reduce pro rata to the extent of any vesting of the award up to one-third of the Matching Shares. The aggregate value of the entitlement of James Nicol in respect of 1,015,228 Matching Shares and a further 371,016 Matching Shares (derived from 5,153 shares multiplied by the difference in the market price at 3 January 2004 of 269 pence and 197 pence) at the year end amounted to £3,729,000 (31 December 2002 – £1,929,000).

### c. Closed schemes – The Tomkins Restricted Share Plan ("RSP"), The Tomkins Share Matching Scheme ("SMS") and The Tomkins Long Term Loyalty Plan ("LTLP")

The RSP required either an element of annual cash bonus to be taken in restricted shares in the form of a Trustee Award, or employees could acquire further shares in the Company in the form of a Company Award, using cash bonuses already paid to them. Both Trustee and Company Awards were subject to forfeiture if an employee left the Company before the end of a three-year restricted period. The last award made was in July 2001.

The SMS matched vested Trustee or Company Awards under the RSP. SMS awards were up to two conditional share matching awards vesting a further two years and four years respectively after the end of the RSP restricted period, each award being for the same number of ordinary shares vesting under the RSP, with proportionate reductions to the matching awards on a disposal of any vested shares. When existing commitments to match RSP awards have been satisfied, the SMS will close.

The LTLP allowed participants to use their own funds to acquire Tomkins shares, which were matched up to a maximum of 100,000 matched shares per employee. The sale or transfer of any of the shares purchased by the employee at any time during a seven-year restricted period would result in the forfeiture of the matched shares. The last awards made were in July 1997.

With shareholder approval, these share schemes were introduced in 1995 and 1996 with no performance conditions attached and accordingly they do not comply with Schedule A of the Combined Code.

*Directors' interests in Tomkins shares at 3 January 2004*

The Directors' current interests in Tomkins shares are set out in the Directors' report on page 24 and, in the case of the executive Directors, where appropriate these include shares held through their participation in the RSP, SMS and LTLP (together the "Schemes").

The interests of the Directors in Tomkins ordinary shares held within the Schemes that are yet to vest and yet to be included in Directors' remuneration were as follows:

| Director | Scheme or Plan | 3 January 2004 Number | Awarded Number | Vested Number | 31 December 2002 Number | Vesting Period |
|---|---|---|---|---|---|---|
| K Lever | RSP | 100,000 | – | 1,869 | 101,869 | 2004 |
| | SMS | 1,809 | 1,809 | – | – | 2005 |
| A J Reading (to 31 December 2003) | SMS | – | – | 17,320 | 17,320 | 2003 |
| | LTLP | – | – | 100,000 | 100,000 | 2003 |

1  Ken Lever's RSP award of 100,000 shares will vest at the end of the three-year restricted period, but will not be eligible for a matching award under the SMS.

2  Within the RSP, the value of entitlements for current Directors at 3 January 2004 was £269,000 (31 December 2002 – £194,000). During the year 1,869 shares vested under the RSP at 267.75 pence per share, market value £5,000, in respect of Ken Lever (period ended 31 December 2002 – £25,000 in respect of former Director Anthony Reading).

3  For the SMS, the value of entitlements for current Directors at 3 January 2004 was £5,000 (31 December 2002 – £33,000). 1,809 shares were awarded to Ken Lever on 25 November 2003 (in relation to the vesting of the RSP award made on 15 August 2000) with a market value of £5,000 when the market price per share was 271.25 pence per share (period ended 31 December 2002 – £24,000 in respect of former Director Anthony Reading). No other Director received an award under the SMS during the year.
   During the year 17,320 shares vested under the SMS at 267.50 pence per share, market value £46,000, in respect of Anthony Reading (period ended 31 December 2002 – £138,000 in respect of former director David Snowdon and £23,000 in respect of former director Richard Marchant). At 3 January 2004, 1,809 shares were required to be retained by Ken Lever in order to allow the SMS award in the above table to vest in the relevant vesting period (31 December 2002 – 117,320 shares required to be retained by Anthony Reading). No other current Director was required to retain shares in this respect at 3 January 2004.

4  Within the LTLP, the value of entitlements for current Directors at 3 January 2004 was £nil (31 December 2002 – £190,000). During the year 100,000 shares vested under the LTLP at 267.50 pence per share, market value – £268,000, in respect of Anthony Reading (period ended 31 December 2002 – £254,000 in respect of former director David Snowdon and £94,000 in respect of former director Richard Marchant).

## 6. RETIREMENT BENEFITS (AUDITED INFORMATION)

James Nicol and Ken Lever are not entitled to any retirement benefits defined in terms of final or average salary but they receive a payment at an annual rate of 37.5 per cent of their basic salary, to enable them to make contributions to retirement benefit schemes of their choice on behalf of themselves and their dependants. All payments made by Tomkins plc were for the year ending 3 January 2004. The normal retirement age of the Directors is 60.

Retirement benefits, defined in final salary terms, accrued during the year ending 3 January 2004 for Anthony Reading. The Tomkins Retirement Benefits Plan (the "RBP") provides pension and other benefits within Inland Revenue limits. Total benefits for Anthony Reading are in excess of prescribed limits. The excess benefits for him are unfunded.

The accrued benefit entitlements and transfer values were:

| Name of director | Age at 31 December 2003 | Accumulated total of accrued pension at 31 December 2003 £000 pa | Transfer value of accrued pension at 31 December 2003 £000 | Accumulated total of accrued pension at 31 Dec 2002 £000 pa | Transfer value of accrued pension at 30 April 2002 valued at 31 Dec 2002 £000 | Increase in transfer value over year £000 |
|---|---|---|---|---|---|---|
| A J Reading | 60 | 189 | 2,484 | 103 | 1,475 | 1,009 |

The transfer values are the full cash equivalent of the accrued pension, at the stated date, calculated in accordance with Actuarial Guidance Note GN11 Version 8.1.

The increase in transfer value takes into account that Tomkins has consented to Anthony Reading's early retirement. The terms of early retirement in this event are laid down under the Rules of the RBP.

Accrual for Anthony Reading as a Director ceased on 31 December 2003. He continued in service beyond his sixtieth birthday, and his alternative pension formula based on retiring at 65 applies. Pensionable Earnings on this formula comprises basic earnings only. Re-calculating his accrual to 31 December 2002 on the formula would have resulted in an accrued pension of £152,000 pa (higher than the £103,000 pa accrued pension disclosed last year, but of less value). His accrual was augmented during the year by £13,256 pa, the benefit he would have accrued as a Director during the 2004 year.

Taking account of the re-calculated accrual to 31 December 2002 and the augmentation to his accrual of £13,256, the total increase in accrual for Anthony Reading in the period, after allowing for inflation, amounted to £33,123. The total increase in accrual before allowing for inflation amounted to £37,366. The transfer value of the increase, before any allowance for early retirement terms, amounts to £422,000.

## 7. SERVICE CONTRACTS (UNAUDITED INFORMATION)

A summary of the service contract or letter of appointment of individual executive Directors and non-executive Directors is as follows:

*James Nicol – Chief Executive Officer*
The Company and James Nicol entered into a contract dated 11 February 2002, which set out the terms and conditions under which he joined the Company as Chief Executive Officer on 18 February 2002. The contract remains in force until terminated by either party giving notice of not less than twelve months.

*Ken Lever – Finance Director*
On 1 November 1999, Ken Lever and the Company entered into a Memorandum which set out the terms and conditions of employment under which Ken Lever joined the Company as Finance Director on that date. The terms of the Memorandum remain in force until terminated by either party giving notice of 51 weeks.

*Anthony Reading – former Chairman, Tomkins Corporation*
Anthony Reading, who joined the Company on 1 October 1990 and stood down from the Board on 31 December 2003, entered into a Memorandum with the Company on 31 July 1999, which updated the terms and conditions of his employment with the Company. The terms of the Memorandum were terminable by either party giving notice of 51 weeks and such notice was given on 31 December 2003.

*Non-executive Directors*
None of the non-executive Directors has a service contract with the Company, their terms of engagement being set out in a letter of appointment. Ordinarily, non-executive Directors serve for a period of two years but subject to agreement with the Board, a non-executive Director can be re-appointed for a further term of two years. The appointment of non-executive Directors may be terminated before the conclusion of their two-year term by, and at the discretion of, either party upon two weeks' written notice. In the case of David Newlands, the appointment may be terminated at any time by either party serving written notice upon the other, such notice to take effect from the date of receipt thereof. None of the non-executive Directors is entitled to compensation for loss of office. The dates from which the respective letters of appointment are effective are as follows: Norman Broadhurst – 11 December 2002; Jack Keenan – 1 November 2003; Ken Minton – 11 December 2002; David Newlands – 18 February 2002; Sir Brian Pitman – 30 June 2002; Marshall Wallach – 1 August 2003.

## 8. PAYMENTS MADE TO AND INTERESTS OF FORMER DIRECTORS (AUDITED INFORMATION)

No payments were made to former directors during the year.

## 9. SUMS PAID TO THIRD PARTIES IN RESPECT OF A DIRECTOR'S SERVICES (AUDITED INFORMATION)

No amounts are paid to third parties in respect of a Director's services to the Company.

## 10. SUMS RECEIVED BY EXECUTIVE DIRECTORS FROM OTHER EXTERNAL DIRECTORSHIPS (AUDITED INFORMATION)

During the year, Ken Lever served as a non-executive Director on the Board of Vega Group plc for which he receives a non-executive directors' fee of £27,500 per annum. He was also a non-executive director of Merewood Group Ltd until 4 June 2003 for which he was paid a non-executive director's fee of £6,000 per annum. In both cases Mr Lever retained the non-executive director's fees. No other executive Director held a non-executive directorship during the year. James Nicol holds no external Directorships.

*Compliance statement*
The Company complies with the requirements of Schedule 7A of the Companies Act 1985 and the Listing Rules of the Financial Services Authority unless otherwise indicated. In preparing this report, the Remuneration Committee has given full consideration to the provisions set out in Schedule B to the Combined Code.

**Ken Minton**
Chairman of the Remuneration Committee
26 February 2004

# STATEMENT OF DIRECTORS' RESPONSIBILITIES

United Kingdom company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year and of the profit of the Group for the year. In preparing these financial statements, the directors are required to:

I.   select suitable accounting policies and apply them consistently;

II.  make judgements and estimates that are reasonable and prudent;

III. state whether applicable accounting standards have been followed; and

IV.  prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

# INDEPENDENT AUDITORS' REPORT

## To the members of Tomkins plc

We have audited the financial statements of Tomkins plc for the year ended 3 January 2004 which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses, the reconciliation of movement in shareholders' funds, the principal accounting policies and the related notes 1 to 31. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

## Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the Report and Accounts including the directors' remuneration report. Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the Report and Accounts for the above year as described in the contents section, including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

## Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

## Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 3 January 2004 and of the profit of the Group for the year then ended, and the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

**Deloitte & Touche LLP**
Chartered Accountants and Registered Auditors
London
26 February 2004

Notes:

An audit does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial statements since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

# PRO FORMA CONSOLIDATED PROFIT AND LOSS ACCOUNT

| | Year ended 3 January 2004 | | | | Unaudited Year ended 31 December 2002 | | | |
|---|---|---|---|---|---|---|---|---|
| | Before goodwill amortisation and exceptional items £ million | Goodwill amortisation £ million | Exceptional items* £ million | Total £ million | Before goodwill amortisation and exceptional items £ million | Goodwill amortisation £ million | Exceptional items* £ million | Total £ million |
| **Turnover** | | | | | | | | |
| Continuing operations | **3,073.3** | **–** | **–** | **3,073.3** | 3,151.7 | – | – | 3,151.7 |
| Discontinued operations | **77.1** | **–** | **–** | **77.1** | 93.7 | – | – | 93.7 |
| | **3,150.4** | **–** | **–** | **3,150.4** | 3,245.4 | – | – | 3,245.4 |
| **Operating profit** | | | | | | | | |
| Continuing operations | **243.5** | **(11.9)** | **–** | **231.6** | 237.7 | (10.4) | – | 227.3 |
| Utilisation of provision for loss on exit of business | **1.6** | **–** | **–** | **1.6** | – | – | – | – |
| | **245.1** | **(11.9)** | **–** | **233.2** | 237.7 | (10.4) | – | 227.3 |
| Discontinued operations | **(10.1)** | **–** | **–** | **(10.1)** | 5.4 | – | – | 5.4 |
| | **235.0** | **(11.9)** | **–** | **223.1** | 243.1 | (10.4) | – | 232.7 |
| Share of profits/(losses) of associates | **0.9** | **–** | **–** | **0.9** | (0.4) | – | – | (0.4) |
| **Operating profit including associates** | **235.9** | **(11.9)** | **–** | **224.0** | 242.7 | (10.4) | – | 232.3 |
| (Loss)/profit on disposal of businesses | **–** | **–** | **(18.5)** | **(18.5)** | – | – | 4.1 | 4.1 |
| Provision for loss on exit of business | **–** | **–** | **(32.6)** | **(32.6)** | – | – | – | – |
| Reversal of other provisions: | | | | | | | | |
| Disposal of operations and related warranties | **–** | **–** | **33.1** | **33.1** | – | – | – | – |
| Provision for loss on disposal of business to be discontinued: | | | | | | | | |
| Impairment of goodwill | **–** | **–** | **(51.4)** | **(51.4)** | – | – | – | – |
| Impairment of assets | **–** | **–** | **(21.5)** | **(21.5)** | – | – | – | – |
| Profit on disposal of fixed assets | **–** | **–** | **7.7** | **7.7** | – | – | – | – |
| **Profit before interest** | **235.9** | **(11.9)** | **(83.2)** | **140.8** | 242.7 | (10.4) | 4.1 | 236.4 |
| Net interest | **(8.4)** | **–** | **–** | **(8.4)** | 0.6 | – | – | 0.6 |
| **Profit on ordinary activities before tax** | **227.5** | **(11.9)** | **(83.2)** | **132.4** | 243.3 | (10.4) | 4.1 | 237.0 |
| Before exceptional items | **227.5** | **(11.9)** | **–** | **215.6** | 243.3 | (10.4) | – | 232.9 |
| Exceptional items* | **–** | **–** | **(83.2)** | **(83.2)** | – | – | 4.1 | 4.1 |
| Tax on profit on ordinary activities | **(45.7)** | **3.0** | **90.2** | **47.5** | (39.6) | 3.3 | (8.6) | (44.9) |
| **Profit on ordinary activities after tax** | **181.8** | **(8.9)** | **7.0** | **179.9** | 203.7 | (7.1) | (4.5) | 192.1 |
| Equity minority interest | **(8.1)** | **–** | **–** | **(8.1)** | (8.1) | – | – | (8.1) |
| **Profit attributable to shareholders** | **173.7** | **(8.9)** | **7.0** | **171.8** | 195.6 | (7.1) | (4.5) | 184.0 |
| Dividends on equity and non-equity shares | **(121.7)** | **–** | **–** | **(121.7)** | (157.3) | – | – | (157.3) |
| Gain arising on the early redemption of redeemable convertible cumulative preference shares | **10.8** | **–** | **–** | **10.8** | – | – | – | – |
| **Retained profit** | **62.8** | **(8.9)** | **7.0** | **60.9** | 38.3 | (7.1) | (4.5) | 26.7 |
| **Earnings per share** | | | | | | | | |
| Basic | **18.78p** | | | **18.53p** | 20.41p | | | 18.91p |
| Diluted | **18.21p** | | | **18.01p** | 19.63p | | | 18.47p |
| **Dividends per ordinary share†** | | | | **12.00p** | | | | 12.00p |

* Exceptional items exclude operating exceptional items.

† Dividends per ordinary share for the year ended 31 December 2002 are calculated taking the dividends for the eight months to 31 December 2002, plus four months pro rata based upon dividends for the year ended 30 April 2002.

# CONSOLIDATED PROFIT AND LOSS ACCOUNT

| | | Year ended 3 January 2004 | | | | Eight months ended 31 December 2002 | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Notes | Before goodwill amortisation and exceptional items £ million | Goodwill amortisation £ million | Exceptional items* £ million | Total £ million | Before goodwill amortisation and exceptional items £ million | Goodwill amortisation £ million | Exceptional items* £ million | Total £ million |
| **Turnover** | | | | | | | | | |
| Continuing operations | | 3,073.3 | – | – | 3,073.3 | 2,033.3 | – | – | 2,033.3 |
| Discontinued operations | | 77.1 | – | – | 77.1 | 63.9 | – | – | 63.9 |
| | 1 | 3,150.4 | – | – | 3,150.4 | 2,097.2 | – | – | 2,097.2 |
| **Operating profit** | | | | | | | | | |
| Continuing operations | | 243.5 | (11.9) | – | 231.6 | 144.7 | (6.8) | – | 137.9 |
| Utilisation of provision for loss on exit of business | | 1.6 | – | – | 1.6 | – | – | – | – |
| | | 245.1 | (11.9) | – | 233.2 | 144.7 | (6.8) | – | 137.9 |
| Discontinued operations | | (10.1) | – | – | (10.1) | 5.2 | – | – | 5.2 |
| | | 235.0 | (11.9) | – | 223.1 | 149.9 | (6.8) | – | 143.1 |
| Share of profits of associates | | 0.9 | – | – | 0.9 | 0.7 | – | – | 0.7 |
| **Operating profit including associates** | 1 & 2 | 235.9 | (11.9) | – | 224.0 | 150.6 | (6.8) | – | 143.8 |
| (Loss)/profit on disposal of businesses | 29 | – | – | (18.5) | (18.5) | – | – | 7.1 | 7.1 |
| Reversal of provision for loss on disposal of business | | – | – | – | – | – | – | 3.5 | 3.5 |
| Provision for loss on exit of business | | – | – | (32.6) | (32.6) | – | – | – | – |
| Reversal of other provisions: | | | | | | | | | |
| Disposal of operations and related warranties | 20 | – | – | 33.1 | 33.1 | – | – | – | – |
| Provision for loss on disposal of business to be discontinued: | | | | | | | | | |
| Impairment of goodwill | 30 | – | – | (51.4) | (51.4) | – | – | – | – |
| Impairment of assets | 30 | – | – | (21.5) | (21.5) | – | – | – | – |
| Profit on disposal of fixed assets | | – | – | 7.7 | 7.7 | – | – | – | – |
| **Profit before interest** | | 235.9 | (11.9) | (83.2) | 140.8 | 150.6 | (6.8) | 10.6 | 154.4 |
| Net interest | 4 | (8.4) | – | – | (8.4) | (1.3) | – | – | (1.3) |
| **Profit on ordinary activities before tax** | | 227.5 | (11.9) | (83.2) | 132.4 | 149.3 | (6.8) | 10.6 | 153.1 |
| Before exceptional items | | 227.5 | (11.9) | – | 215.6 | 149.3 | (6.8) | – | 142.5 |
| Exceptional items* | | – | – | (83.2) | (83.2) | – | – | 10.6 | 10.6 |
| Tax on profit on ordinary activities | 6 | (45.7) | 3.0 | 90.2 | 47.5 | (22.8) | 2.2 | (8.6) | (29.2) |
| **Profit on ordinary activities after tax** | | 181.8 | (8.9) | 7.0 | 179.9 | 126.5 | (4.6) | 2.0 | 123.9 |
| Equity minority interest | | (8.1) | – | – | (8.1) | (6.1) | – | – | (6.1) |
| **Profit attributable to shareholders** | | 173.7 | (8.9) | 7.0 | 171.8 | 120.4 | (4.6) | 2.0 | 117.8 |
| Dividends on equity and non-equity shares | 7 | (121.7) | – | – | (121.7) | (86.4) | – | – | (86.4) |
| Gain arising on the early redemption of redeemable convertible cumulative preference shares | | 10.8 | – | – | 10.8 | – | – | – | – |
| **Retained profit** | 23 | 62.8 | (8.9) | 7.0 | 60.9 | 34.0 | (4.6) | 2.0 | 31.4 |
| **Earnings per share** | | | | | | | | | |
| Basic | 8 | 18.78p | | | 18.53p | 12.44p | | | 12.10p |
| Diluted | 8 | 18.21p | | | 18.01p | 12.08p | | | 11.82p |
| **Dividends per ordinary share** | 7 | | | | 12.00p | | | | 8.00p |

* Exceptional items exclude operating exceptional items (see note 3).

## CONSOLIDATED CASH FLOW STATEMENT

| | Notes | Year ended 3 January 2004 £ million | Eight months ended 31 December 2002 £ million |
|---|---|---|---|
| Net cash inflow from operating activities | 9 | 332.0 | 217.9 |
| Dividends received from associated undertakings | | 0.5 | 0.5 |
| Returns on investments and servicing of finance | 10 | (44.9) | (33.4) |
| Tax paid (net) | 10 | (29.6) | (59.5) |
| Capital expenditure (net) | 10 | (114.0) | (94.6) |
| Financial investment | 10 | (2.5) | (0.1) |
| Acquisitions and disposals | 10 | (102.3) | 44.9 |
| Equity dividends paid | | (97.5) | (57.2) |
| **Net cash (outflow)/inflow before use of liquid resources and financing** | | **(58.3)** | **18.5** |
| **Financing** | | | |
| Share issues (net of costs) | | 0.7 | 1.1 |
| Redemption of redeemable convertible cumulative preference shares | | (384.5) | – |
| Cash flow increasing/(decreasing) debt and lease financing | | 239.5 | (19.9) |
| **Net cash outflow from financing** | 10 | **(144.3)** | **(18.8)** |
| **Management of liquid resources** | | | |
| Cash flow decreasing cash on deposit and collateralised cash | 10 | 86.1 | 109.4 |
| **(Decrease)/increase in cash in the year** | | **(116.5)** | **109.1** |

## RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

| | Notes | Year ended 3 January 2004 £ million | Eight months ended 31 December 2002 £ million |
|---|---|---|---|
| (Decrease)/increase in cash in the year | | (116.5) | 109.1 |
| Cash flow (decreasing)/increasing debt and lease financing | 10 | (239.5) | 19.9 |
| Cash flow decreasing cash on deposit and collateralised cash | 10 | (86.1) | (109.4) |
| Change in net (debt)/funds resulting from cash flows | 11 | (442.1) | 19.6 |
| Loans and finance leases acquired with subsidiaries | | (2.8) | – |
| New finance leases | | (4.3) | – |
| Translation difference | 11 | 26.9 | (12.8) |
| (Decrease)/increase in net funds in the year | | (422.3) | 6.8 |
| Net funds at the beginning of the year | 11 | 157.6 | 150.8 |
| **Net (debt)/funds at the end of the year** | 11 | **(264.7)** | **157.6** |

## CONSOLIDATED BALANCE SHEET

| | Notes | 3 January 2004 £ million | 31 December 2002 (restated*) £ million |
|---|---|---|---|
| **CAPITAL EMPLOYED** | | | |
| **Fixed assets** | | | |
| Intangible assets | 12 | 216.7 | 168.4 |
| Tangible assets | 13 | 793.7 | 787.6 |
| Investments | 14 | 7.4 | 8.2 |
| | | 1,017.8 | 964.2 |
| **Current assets** | | | |
| Stock | 15 | 373.9 | 400.4 |
| Debtors | 16 | 624.2 | 624.5 |
| Cash | | 175.6 | 341.5 |
| | | 1,173.7 | 1,366.4 |
| **Current liabilities** | | | |
| Creditors: amounts falling due within one year | 17 | (502.3) | (490.2) |
| **Net current assets** | | 671.4 | 876.2 |
| **Total assets less current liabilities** | | 1,689.2 | 1,840.4 |
| Creditors: amounts falling due after more than one year | 18 | (488.4) | (243.3) |
| Provisions for liabilities and charges | 20 | (423.5) | (519.8) |
| **Net assets** | | 777.3 | 1,077.3 |
| **CAPITAL AND RESERVES** | | | |
| **Called up share capital** | | | |
| Ordinary shares | 22 | 38.7 | 38.7 |
| Convertible cumulative preference shares | 22 | 337.2 | 337.2 |
| Redeemable convertible cumulative preference shares | 22 | – | 386.3 |
| | | 375.9 | 762.2 |
| Share premium account | 23 | 92.8 | 92.2 |
| Capital redemption reserve | 23 | 461.9 | 66.6 |
| Own shares | 23 | (6.4) | (4.1) |
| Profit and loss account | 23 | (180.2) | 122.4 |
| **Shareholders' funds** | | 744.0 | 1,039.3 |
| Equity shareholders' funds | | 406.8 | 315.8 |
| Non-equity shareholders' funds | | 337.2 | 723.5 |
| Equity minority interest | | 33.3 | 38.0 |
| | | 777.3 | 1,077.3 |

*Comparative figures have been restated (see note 23).

Approved by the Board on 26 February 2004 and signed on its behalf by

**J Nicol**
Director

**K Lever**
Director

## COMPANY BALANCE SHEET

| | Notes | 3 January 2004 £ million | 31 December 2002 (restated*) £ million |
|---|---|---|---|
| **CAPITAL EMPLOYED** | | | |
| **Fixed assets** | | | |
| Tangible assets | 13 | 5.2 | 4.7 |
| Investments | 14 | 1,553.5 | 1,583.7 |
| | | 1,558.7 | 1,588.4 |
| **Current assets** | | | |
| Debtors: amounts falling due within one year | 16 | 62.3 | 18.2 |
| Debtors: amounts falling due after more than one year | 16 | 153.7 | 351.0 |
| Cash | | 3.6 | 70.4 |
| | | 219.6 | 439.6 |
| **Current liabilities** | | | |
| Creditors: amounts falling due within one year | 17 | (76.5) | (83.7) |
| **Net current assets** | | 143.1 | 355.9 |
| **Total assets less current liabilities** | | 1,701.8 | 1,944.3 |
| Creditors: amounts falling due after more than one year | 18 | (303.0) | (551.4) |
| Provisions for liabilities and charges | 20 | (0.1) | – |
| **Net assets** | | 1,398.7 | 1,392.9 |
| | | | |
| **CAPITAL AND RESERVES** | | | |
| **Called up share capital** | | | |
| Ordinary shares | 22 | 38.7 | 38.7 |
| Convertible cumulative preference shares | 22 | 337.2 | 337.2 |
| Redeemable convertible cumulative preference shares | 22 | – | 386.3 |
| | | 375.9 | 762.2 |
| Share premium account | 23 | 92.8 | 92.2 |
| Capital redemption reserve | 23 | 461.9 | 66.6 |
| Merger reserve | 23 | 115.4 | 115.4 |
| Capital reserve | 23 | 56.5 | 56.5 |
| Own shares | 23 | (5.0) | (2.7) |
| Profit and loss account | 23 | 301.2 | 302.7 |
| Equity shareholders' funds | | 1,061.5 | 669.4 |
| Non-equity shareholders' funds | | 337.2 | 723.5 |
| **Shareholders' funds** | | 1,398.7 | 1,392.9 |

*Comparative figures have been restated (see note 23).

Approved by the Board on 26 February 2004 and signed on its behalf by

**J Nicol**         **K Lever**
Director         Director

## CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

| | Year ended 3 January 2004 £ million | Eight months ended 31 December 2002 £ million |
|---|---|---|
| Profit attributable to shareholders | 171.8 | 117.8 |
| Foreign exchange translation: | | |
| – group | (41.5) | (112.1) |
| – associated undertakings | (0.4) | (0.3) |
| | (41.9) | (112.4) |
| Total recognised gains and losses | 129.9 | 5.4 |

## RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

| | Notes | Year ended 3 January 2004 £ million | Eight months ended 31 December 2002 (restated*) £ million |
|---|---|---|---|
| Total recognised gains and losses | | 129.9 | 5.4 |
| Dividends | 7 | (121.7) | (86.4) |
| Gain arising on the early redemption of redeemable convertible cumulative preference shares | | 10.8 | – |
| | | 19.0 | (81.0) |
| Share issues (net of costs) | 22 & 23 | 0.6 | 2.8 |
| Early redemption of redeemable convertible cumulative preference shares (including stamp duty, commissions and other costs) | 23 | (395.3) | – |
| Goodwill written back on disposals | 23 | 29.9 | 10.8 |
| Provision for impairment of goodwill on proposed disposal | 23 | 51.4 | – |
| Purchase of own shares | 23 | (2.5) | (1.8) |
| Cost of employee share schemes charged to the profit and loss account | 23 | 1.6 | 2.2 |
| Net reduction to shareholders' funds | | (295.3) | (67.0) |
| Shareholders' funds at the beginning of the year as previously stated | | 1,039.5 | 1,106.9 |
| Prior year adjustment | 23 | (0.2) | (0.6) |
| Shareholders' funds at the beginning of the year as restated* | | 1,039.3 | 1,106.3 |
| **Shareholders' funds at the end of the year** | | **744.0** | **1,039.3** |

*Comparative figures have been restated (see note 23).

# PRINCIPAL ACCOUNTING POLICIES

## Accounting convention
The accounts have been prepared under the historical cost convention and in accordance with applicable UK accounting standards.

## Basis of consolidation
The accounts include the results of all subsidiary undertakings ("subsidiaries"). The results of subsidiaries acquired or sold are consolidated for the periods from the effective dates of acquisition or to the effective dates of sale.

## Accounting period
The accounts are for the 368 days ended 3 January 2004. The comparative figures are for the 245 days ended 31 December 2002.

## Foreign currencies
Trading results denominated in foreign currencies are translated into sterling at the average rates of exchange ruling throughout the year. Assets and liabilities are translated at the rates of exchange ruling at the balance sheet date, or at composite rates specified in related forward contracts. Foreign exchange differences arising on the translation of the opening net assets of foreign subsidiaries, the translation of foreign subsidiaries' profit and loss accounts from average or composite rates to closing rates and from transactions executed solely for the purpose of hedging foreign currency translation exposure are taken to reserves. Other exchange differences are taken to the profit and loss account when they arise.

## Derivative financial instruments
Derivative financial instruments are held to reduce exposure to foreign exchange risk and interest rate movements. None are held for speculative purposes.

To qualify as a hedge, a financial instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group's operations. Gains and losses arising on these contracts are deferred and recognised in the profit and loss account, or as adjustments to the carrying amount of fixed assets, only when the hedged transaction has itself been reflected in the Group's accounts.

If an instrument ceases to be accounted for as a hedge, for example, because the underlying hedged position is eliminated, the instrument is marked to market and any resulting profit or loss recognised at that time.

## Fixed assets
Fixed assets are stated at cost less accumulated depreciation and any provision for impairment.

Freehold land and assets under construction are not depreciated. Depreciation of tangible fixed assets, other than freehold land and assets under construction, is provided on the straight line basis over anticipated useful lives:

| | |
|---|---|
| Freehold buildings and long leasehold land and buildings | Ten to fifty years |
| Short leasehold land and buildings | Length of lease |
| Plant, equipment and vehicles | Two to twenty years |

## Finance leases
Assets held under leases which confer rights and obligations similar to those attaching to owned assets are capitalised at fair value as tangible fixed assets and the corresponding liability to pay rentals is shown net of interest in the accounts as obligations under finance leases. The capitalised values of the assets are written off on the straight line basis over the shorter of the period of the lease or the useful life of the asset concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

## Investments
Shares in subsidiaries are stated at cost less provisions for impairment.

An associated undertaking ("associate") is an investment in which the Group has substantial long-term minority equity interest and in which it participates in commercial and financial policy decisions. The consolidated profit and loss account includes the Group's share of the results of associates. Investments in associates, all of which were acquired before 2 May 1998, are incorporated in the consolidated balance sheet at cost, less goodwill written off, plus the Group's share of post-acquisition reserves.

Other investments are stated at the lower of cost and net realisable value.

## Stock
Stock is valued at the lower of cost and net realisable value with due allowance for any obsolete or slow moving items. Net realisable value is the estimated selling price less costs to complete and sell. Work in progress, finished goods and goods held for resale include an appropriate proportion of overhead expense.

Long-term contracts are valued at cost plus attributable profit less provisions for foreseeable loss. If the outcome of a contract can be assessed with reasonable certainty, profit is taken by the percentage of completion method, otherwise profit is taken at the conclusion of each contract.

Certain commodities used by operating companies are purchased or sold by way of forward contracts in order to fix the purchase price of the underlying raw material or product. Where such an arrangement exists, commodities are accounted for at the cost fixed by the forward contract.

## Own shares
Own shares deducted in arriving at shareholders' funds represent the cost of the Company's ordinary shares acquired by ESOP trusts in connection with the Group's employee share schemes.

The accounting policy for own shares held in an ESOP trust has been amended to conform with Urgent Issues Task Force Abstract No. 38 "Accounting for ESOP trusts" ("UITF 38"). See note 23.

## Goodwill
Goodwill, being the excess of the cost of an acquisition over the fair values attributed to the net assets at acquisition, is now capitalised and is being amortised over its useful economic life which is usually expected not to exceed twenty years. Provision is made for any impairment.

Goodwill arising on acquisitions made on or before 2 May 1998 was charged directly to reserves. The profit or loss on disposal or closure of a business includes any attributable goodwill previously charged to reserves.

## Turnover
Turnover comprises sales in the ordinary course of business to external customers for goods supplied and despatched and services provided, exclusive of sales related taxes.

Application Note G to Financial Reporting Standard No.5 "Reporting the substance of transactions", ("FRS 5") which deals with revenue recognition, has been adopted during the year. The Group's revenue recognition policy was already compliant with this pronouncement.

## PRINCIPAL ACCOUNTING POLICIES
continued

**Research and development**
Expenditure on research and development and on patents and trademarks is written off in the period in which it is incurred.

**Operating leases**
Operating lease rentals are charged to the profit and loss account on the straight line basis over the period of the lease.

**Employee share schemes**
With the exception of awards made under SAYE option schemes in respect of which no cost is recognised, the cost of awards made under the Group's share based compensation schemes is based on the intrinsic value of the awards and is charged to the profit and loss account on a straight line basis over the period to which the employees' performance relates.

**Pensions and other post-retirement benefits**
The costs of pension plans and other post-retirement benefits are charged to the profit and loss account so as to spread the costs over the employees' working lives with the Group.

As permitted by the transitional arrangements of Financial Reporting Standard No. 17 "Retirement benefits" ("FRS 17") the Group has elected to defer its implementation. The disclosures required under the transitional arrangements are set out in note 26.

**Government grants**
Government grants relating to tangible fixed assets are treated as deferred income and credited to the profit and loss account in equal instalments over the anticipated useful lives of the assets to which the grants relate. Other grants are credited to the profit and loss account when they are received.

**Tax**
The tax charge is based on the profit for the year and takes into account tax deferred due to timing differences between the treatment of certain items for tax and accounting purposes. Deferred tax is provided in full on all liabilities. Deferred tax assets are recognised to the extent it is regarded that it is more likely than not that they will be recovered. Deferred tax assets and liabilities have not been discounted.

## 1 SEGMENTAL ANALYSIS

| | Turnover | | Operating profit | | Operating net assets | |
|---|---|---|---|---|---|---|
| | **Year ended 3 January 2004 £ million** | Eight months ended 31 December 2002 £ million | **Year ended 3 January 2004 £ million** | Eight months ended 31 December 2002 £ million | **3 January 2004 £ million** | 31 December 2002 £ million |
| **By activity** | | | | | | |
| Continuing operations | | | | | | |
| Industrial & Automotive | **1,977.2** | 1,263.9 | **169.2** | 92.8 | **777.4** | 743.9 |
| Air Systems Components | **447.9** | 325.7 | **38.2** | 25.6 | **100.3** | 122.2 |
| Engineered & Construction Products | **648.2** | 443.7 | **62.6** | 42.2 | **125.2** | 151.1 |
| Central costs | **–** | – | **(24.0)** | (15.2) | **(15.3)** | (54.9) |
| | **3,073.3** | 2,033.3 | **246.0** | 145.4 | **987.6** | 962.3 |
| Discontinued operations | | | | | | |
| Engineered & Construction Products | **77.1** | 63.9 | **(10.1)** | 5.2 | **13.2** | 44.8 |
| | **3,150.4** | 2,097.2 | **235.9** | 150.6 | **1,000.8** | 1,007.1 |
| Goodwill amortisation | **–** | – | **(11.9)** | (6.8) | **–** | – |
| | **3,150.4** | 2,097.2 | **224.0** | 143.8 | **1,000.8** | 1,007.1 |
| **By geographical origin** | | | | | | |
| United States of America | **2,075.1** | 1,470.1 | **186.1** | 123.3 | **510.0** | 604.0 |
| United Kingdom | **219.0** | 125.6 | **(32.7)** | (6.4) | **91.2** | 71.6 |
| Rest of Europe | **329.1** | 191.1 | **20.5** | 1.6 | **119.5** | 132.6 |
| Rest of the World | **527.2** | 310.4 | **62.0** | 32.1 | **280.1** | 198.9 |
| | **3,150.4** | 2,097.2 | **235.9** | 150.6 | **1,000.8** | 1,007.1 |
| Goodwill amortisation | **–** | – | **(11.9)** | (6.8) | **–** | – |
| | **3,150.4** | 2,097.2 | **224.0** | 143.8 | **1,000.8** | 1,007.1 |

Operating profit includes the Group's share of the profits of associated undertakings. The split of the profits of associated undertakings analysed by class of business is Industrial & Automotive £0.7 million (31 December 2002 – £0.3 million), Air Systems Components £nil (31 December 2002 – £nil) and Engineered & Construction Products £0.2 million (31 December 2002 – £0.4 million). The split of the goodwill amortisation charged for the year, analysed by class of business, is Industrial & Automotive £3.5 million (31 December 2002 – £0.9 million), Air Systems Components £8.1 million (31 December 2002 – £5.6 million) and Engineered & Construction Products £0.3 million (31 December 2002 – £0.3 million). Details of businesses acquired and disposed of by segment are disclosed in note 29.

| | **3 January 2004 £ million** | 31 December 2002 £ million |
|---|---|---|
| **Operating net assets comprise:** | | |
| Tangible fixed assets | **793.7** | 787.6 |
| Stock | **373.9** | 400.4 |
| Debtors | **540.8** | 543.8 |
| Creditors: amounts falling due within one year | **(396.4)** | (401.6) |
| Creditors: amounts falling due after more than one year | **(74.5)** | (75.2) |
| Provisions for liabilities and charges | **(236.7)** | (247.9) |
| | **1,000.8** | 1,007.1 |

Debtors exclude corporation tax, deferred tax and collateralised cash. Creditors exclude loans and overdrafts, obligations under finance leases, corporation tax and dividends. Provisions for liabilities and charges exclude deferred tax and other tax provisions.

| | **Year ended 3 January 2004 £ million** | Eight months ended 31 December 2002 £ million |
|---|---|---|
| **Turnover by geographical destination** | | |
| United States of America | **2,117.4** | 1,442.3 |
| United Kingdom | **126.1** | 80.4 |
| Rest of Europe | **372.8** | 215.9 |
| Rest of the World | **534.1** | 358.6 |
| | **3,150.4** | 2,097.2 |

## 1 SEGMENTAL ANALYSIS continued

| | Year ended 3 January 2004 | | | Eight months ended 31 December 2002 | | |
|---|---|---|---|---|---|---|
| | Continuing operations £ million | Discontinued operations £ million | Total £ million | Continuing operations £ million | Discontinued operations £ million | Total £ million |
| **Operating expenses** | | | | | | |
| Cost of sales | **2,200.9** | **64.1** | **2,265.0** | 1,446.1 | 50.1 | 1,496.2 |
| Distribution costs | **358.0** | **8.0** | **366.0** | 246.4 | 7.9 | 254.3 |
| Administration expenses | **281.2** | **15.1** | **296.3** | 202.9 | 0.7 | 203.6 |
| | **2,840.1** | **87.2** | **2,927.3** | 1,895.4 | 58.7 | 1,954.1 |

## 2 OPERATING PROFIT

| | Year ended 3 January 2004 £ million | Eight months ended 31 December 2002 £ million |
|---|---|---|
| *Operating profit is stated after charging/(crediting):* | | |
| Depreciation of fixed assets | **125.2** | 81.9 |
| Depreciation of fixed assets held under finance leases | **3.5** | 2.6 |
| Loss/(profit) on disposal of fixed assets | **1.3** | (0.7) |
| Provision for impairment of listed investments | **0.4** | – |
| Government grants – capital | **(0.1)** | (0.1) |
| – revenue | **(1.2)** | (0.3) |
| Amortisation of goodwill | **11.9** | 6.8 |
| Research and development expenditure | **58.6** | 34.3 |
| Hire of plant and machinery under operating leases | **9.3** | 3.8 |
| Rentals payable under other operating leases | **12.5** | 7.7 |
| Auditors' remuneration (see below) | **4.9** | 3.3 |

| **Auditors' remuneration** | £ million | | £ million | |
|---|---|---|---|---|
| Deloitte & Touche LLP | | | | |
| *Audit services* | | | | |
| Statutory audit | | **2.1** | | 2.1 |
| Audit regulatory services[1] | | **0.1** | | 0.1 |
| | | **2.2** | | 2.2 |
| Further assurance services[2] | | **0.6** | | 0.3 |
| Tax services[3] | | | | |
| Compliance services | **0.1** | | 0.1 | |
| Advisory services | **2.0** | | 0.7 | |
| | | **2.1** | | 0.8 |
| Total fees | | **4.9** | | 3.3 |

(1) Audit related regulatory services include the review of the interim financial statements and audit of the 20-F filing with the Securities and Exchange Commission in the US.

(2) Further assurance services include advice on accounting matters and non-regulatory reporting. All such fees must be reported to the Audit Committee and prior approval is required from the Chairman of the Audit Committee for any projects above specified limits.

(3) Compliance services are carried out as part of the statutory audit. Tax advisory services must be reported to the Audit Committee as set out in (2) above.

## 3 OPERATING EXCEPTIONAL ITEMS

| | Year ended 3 January 2004 | | | Eight months ended 31 December 2002 |
| | Continuing operations £ million | Discontinued operations £ million | Total £ million | Continuing operations £ million |
|---|---|---|---|---|
| *Operating profit is stated after charging the following operating exceptional items:* | | | | |
| **Restructuring costs** | | | | |
| Industrial & Automotive | (20.7) | – | (20.7) | (22.2) |
| Air Systems Components | (4.1) | – | (4.1) | (8.2) |
| Engineered & Construction Products | (0.7) | (10.4) | (11.1) | (1.6) |
| Total before tax | (25.5) | (10.4) | (35.9) | (32.0) |
| Tax attributable | 8.9 | 2.6 | 11.5 | 12.5 |
| Total after tax | (16.6) | (7.8) | (24.4) | (19.5) |

The restructuring costs of £35.9 million (31 December 2002 – £32.0 million) primarily relate to the relocation of wiper blade production, the rationalisation of manufacturing capacity in North America and the restructuring of the UK valves, taps and mixers business. Net cash flow from operating activities include £34.3 million (31 December 2002 – £25.4 million) outflow in respect of the above restructuring costs.

## 4 NET INTEREST

| | Year ended 3 January 2004 £ million | Eight months ended 31 December 2002 £ million |
|---|---|---|
| **Interest receivable** | | |
| Bank interest | 6.9 | 13.9 |
| Other interest | 3.6 | 4.3 |
| | 10.5 | 18.2 |
| **Interest payable** | | |
| Interest on bank loans, overdrafts and bills discounted | (5.5) | (10.5) |
| Interest on other loans | (12.3) | (8.1) |
| Finance lease interest | (1.1) | (0.9) |
| | (18.9) | (19.5) |
| Net interest | (8.4) | (1.3) |

## 5 DIRECTORS AND EMPLOYEES

| | Year ended 3 January 2004 £ million | Eight months ended 31 December 2002 £ million |
|---|---|---|
| *Staff costs, including directors, were:* | | |
| Wages and salaries | 752.4 | 515.9 |
| Social security costs | 74.5 | 49.2 |
| Pension costs (see note 26) | 43.4 | 27.4 |
| Other post-retirement benefits (see note 20) | 11.2 | 7.8 |
| | 881.5 | 600.3 |

| | Number | Number |
|---|---|---|
| *Average number of persons employed by the Group during the year was:* | | |
| Production | 30,697 | 30,666 |
| Selling and distribution | 4,546 | 4,737 |
| Administration | 4,085 | 4,193 |
| | 39,328 | 39,596 |

Full details of directors' remuneration and payments to former directors are given in the Remuneration Committee report on pages 31 to 37.

## 6 TAXATION

| | Year ended 3 January 2004 £ million | Eight months ended 31 December 2002 £ million |
|---|---|---|
| **Tax on profit on ordinary activities** | | |
| *Analysis of (credit)/charge for the year:* | | |
| **Current tax** | | |
| UK corporation tax on profits for the year | – | 5.9 |
| Adjustments in respect of prior periods | (93.7) | (8.5) |
| Total UK corporation tax | (93.7) | (2.6) |
| Overseas tax on profits for the year | 64.3 | 50.5 |
| Adjustments in respect of prior periods | (7.4) | (14.0) |
| Total overseas tax | 56.9 | 36.5 |
| Total current tax | (36.8) | 33.9 |
| **Deferred tax** | | |
| Timing differences originating in the year | (6.8) | (4.0) |
| Deferred tax asset recognised in the year | (7.2) | (2.4) |
| Adjustments in respect of prior periods | 3.0 | 1.2 |
| Total deferred tax | (11.0) | (5.2) |
| **Associated undertakings' tax** | 0.3 | 0.5 |
| **Tax on profit on ordinary activities** | (47.5) | 29.2 |

The tax charge on non-operating exceptional items is £0.5 million (31 December 2002 – £8.6 million). Exceptional items also include a £90.7 million release of prior year tax provisions. There is no cash flow impact of this release.

| *Factors affecting the tax charge for the year:* | | |
|---|---|---|
| Profit on ordinary activities before tax | 132.4 | 153.1 |
| Tax at the standard rate of corporation tax in the UK of 30% (31 December 2002 – 30%) | 39.7 | 45.9 |
| Effect of: | | |
| Permanent differences | 4.3 | (3.1) |
| Non deductible exceptional items | 23.0 | 3.5 |
| Timing differences originating in the year | 6.8 | 4.0 |
| Tax rates on overseas earnings | (9.5) | 6.1 |
| Adjustments to current tax charge in respect of prior years: | | |
| Exceptional release of prior year tax provisions | (90.7) | – |
| Other adjustments in respect of prior year tax provisions | (10.4) | (22.5) |
| Current tax (credit)/charge for the year | (36.8) | 33.9 |
| **Provision for deferred tax** | | |
| *The deferred tax balance comprises:* | | |
| Excess of tax depreciation over book depreciation | 47.8 | 57.0 |
| Other timing differences | (86.7) | (98.4) |
| Net deferred tax asset | (38.9) | (41.4) |
| *The balance is made up of:* | | |
| Deferred tax asset (see note 16) | (55.7) | (46.7) |
| Deferred tax liability (see note 20) | 16.8 | 5.3 |
| | (38.9) | (41.4) |

**6 TAXATION** continued

|  | Year ended 3 January 2004 £ million |
|---|---:|
| *The movements in the net deferred tax asset were as follows:* | |
| At 31 December 2002 | (41.4) |
| Foreign exchange translation | 3.1 |
| Subsidiaries acquired | 11.2 |
| Charge for the year (see above) | (11.0) |
| Subsidiaries disposed | (0.8) |
| At 3 January 2004 | (38.9) |

*Factors that may affect future tax charges:*
There are other deferred tax assets in relation to capital losses carried forward of £119.6 million (31 December 2002 – £129.3 million) and other losses carried forward and other timing differences of £19.1 million (31 December 2002 – £27.8 million), totalling £138.7 million (31 December 2002 – £157.1 million), that have not been recognised on the basis that their future economic benefit is uncertain. These assets will be recognised when it is regarded as more likely than not that they will be recovered.

## 7 DIVIDENDS ON EQUITY AND NON-EQUITY SHARES

|  | Year ended 3 January 2004 £ million | Eight months ended 31 December 2002 £ million |
|---|---:|---:|
| **Ordinary shares** | | |
| First interim 4.60p (31 December 2002 – 4.60p) paid 10 November 2003 | 35.6 | 35.6 |
| Second interim nil (31 December 2002 – 3.40p) | – | 26.3 |
| Final 7.40p (31 December 2002 – nil) to be paid 1 June 2004 | 57.2 | – |
|  | 92.8 | 61.9 |

|  | Convertible cumulative £ million | Redeemable convertible cumulative £ million |  |  |
|---|---:|---:|---:|---:|
| **Preference shares** | | | | |
| Accrued at 31 December 2002 | (2.3) | (2.1) | (4.4) | (8.1) |
| Foreign exchange translation | 0.3 | 0.2 | 0.5 | 0.4 |
| Paid during year | 17.9 | 12.7 | 30.6 | 27.8 |
| Accrued at 3 January 2004 | 2.2 | – | 2.2 | 4.4 |
|  | 18.1 | 10.8 | 28.9 | 24.5 |
| Total dividends | | | 121.7 | 86.4 |

## 8 EARNINGS PER SHARE

| | Year ended 3 January 2004 | | | | Eight months ended 31 December 2002 | | | |
| | Basic | | Diluted | | Basic | | Diluted | |
| | Before goodwill amortisation and exceptional items £ million | £ million | Before goodwill amortisation and exceptional items £ million | £ million | Before goodwill amortisation and exceptional items £ million | £ million | Before goodwill amortisation and exceptional items £ million | £ million |
|---|---|---|---|---|---|---|---|---|
| **Earnings** | | | | | | | | |
| Profit attributable to shareholders | 173.7 | 171.8 | 173.7 | 171.8 | 120.4 | 117.8 | 120.4 | 117.8 |
| Less preference dividends | (28.9) | (28.9) | – | – | (24.5) | (24.5) | – | – |
| | 144.8 | 142.9 | 173.7 | 171.8 | 95.9 | 93.3 | 120.4 | 117.8 |
| | **Number** | **Number** | **Number** | **Number** | Number | Number | Number | Number |
| **Weighted average shares** | | | | | | | | |
| Ordinary shares in issue | 771,037,499 | 771,037,499 | 771,037,499 | 771,037,499 | 770,927,221 | 770,927,221 | 770,927,221 | 770,927,221 |
| Exercise of share options | – | – | 2,034,111 | 2,034,111 | – | – | 1,498,374 | 1,498,374 |
| Conversion of preference shares | – | – | 180,917,242 | 180,917,242 | – | – | 224,181,340 | 224,181,340 |
| | 771,037,499 | 771,037,499 | 953,988,852 | 953,988,852 | 770,927,221 | 770,927,221 | 996,606,935 | 996,606,935 |
| **Earnings per share** | 18.78p | 18.53p | 18.21p | 18.01p | 12.44p | 12.10p | 12.08p | 11.82p |

Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year. The weighted average number of ordinary shares in issue excludes the weighted average number of ordinary shares held by trusts relating to employee share schemes to which the participating employees are not unconditionally entitled. Diluted earnings per share takes into account the dilutive effect of share options outstanding under employee share schemes and the dilutive effect of the conversion of convertible preference shares.

The directors have presented earnings per share before exceptional items and goodwill amortisation on the basis that they believe it represents a useful measure of underlying year on year performance.

## 9 RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

| | Year ended 3 January 2004 | | | Eight months ended 31 December 2002 |
| | Continuing operations £ million | Discontinued operations £ million | Total £ million | £ million |
|---|---|---|---|---|
| Operating profit | 233.2 | (10.1) | 223.1 | 143.1 |
| Depreciation (net of capital government grants) | 124.3 | 4.3 | 128.6 | 84.4 |
| Loss/(profit) on sale of tangible fixed assets | 0.4 | 0.9 | 1.3 | (0.7) |
| Amortisation of goodwill | 11.9 | – | 11.9 | 6.8 |
| Cost of employee share schemes | 1.6 | – | 1.6 | 0.4 |
| Impairment of fixed asset investment | 0.4 | – | 0.4 | – |
| Post-retirement benefits | (3.3) | – | (3.3) | (2.0) |
| (Decrease)/increase in other provisions | (13.2) | 4.5 | (8.7) | 1.0 |
| (Increase)/decrease in stock | (5.0) | 0.8 | (4.2) | (28.0) |
| (Increase)/decrease in debtors | (18.1) | 0.9 | (17.2) | 27.1 |
| Increase/(decrease) in creditors | 1.1 | (2.6) | (1.5) | (14.2) |
| Net cash inflow from operating activities | 333.3 | (1.3) | 332.0 | 217.9 |

The impact of the operating exceptional items on the cash flow is disclosed in note 3.

# 10 ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CONSOLIDATED CASH FLOW STATEMENT

| | | Year ended 3 January 2004 £ million | | Eight months ended 31 December 2002 £ million |
|---|---|---|---|---|
| **Returns on investments and servicing of finance** | | | | |
| Interest received | | 10.2 | | 23.0 |
| Interest paid | | (18.7) | | (26.6) |
| Interest element of finance lease rental payments | | (1.1) | | (0.8) |
| Preference dividends paid | | (30.6) | | (27.8) |
| Investment by minority shareholder | | 0.7 | | 3.2 |
| Repayment of capital to minority shareholder | | (1.5) | | – |
| Dividends paid to subsidiary companies' minority shareholders | | (3.9) | | (4.4) |
| Net cash outflow from returns on investments and servicing of finance | | (44.9) | | (33.4) |
| **Tax paid** | | | | |
| Tax paid | | (60.0) | | (67.4) |
| Tax received | | 30.4 | | 7.9 |
| Net cash outflow from tax paid | | (29.6) | | (59.5) |
| **Capital expenditure** | | | | |
| Purchase of tangible fixed assets | | (141.1) | | (105.8) |
| Sale of tangible fixed assets | | 27.1 | | 11.2 |
| Net cash outflow from capital expenditure | | (114.0) | | (94.6) |
| **Financial investment** | | | | |
| Purchase of fixed asset investments | | – | | (0.2) |
| Purchase of own shares | | (2.5) | | – |
| Sale of fixed asset investments | | – | | 0.1 |
| Net cash outflow from financial investment | | (2.5) | | (0.1) |
| **Acquisitions and disposals** | | | | |
| Purchase of subsidiary undertakings | | (153.5) | | (10.9) |
| Net cash/(overdrafts) acquired with subsidiary undertakings | | 11.0 | | (0.3) |
| Sale of subsidiary undertakings | | 41.5 | | 56.2 |
| Net cash disposed with subsidiary undertakings | | (1.3) | | (0.1) |
| Net cash (outflow)/inflow from acquisitions and disposals | | (102.3) | | 44.9 |
| **Financing** | | | | |
| Share issues (net of costs) | | 0.7 | | 1.1 |
| Redemption of redeemable convertible cumulative preference shares | | (384.5) | | – |
| Debt due within one year: | | | | |
| Decrease in short term borrowings | (1.4) | | (7.1) | |
| Additional bank loans | 1.4 | | 1.2 | |
| Repayment of other loans | (0.5) | | (1.5) | |
| Debt due after more than one year: | | | | |
| Additional bank and other loans | 304.0 | | – | |
| Repayment of bank and other loans | (60.0) | | (11.5) | |
| Capital element of finance lease rental payments | (4.0) | | (1.0) | |
| Cash flow increasing/(decreasing) debt and lease financing | | 239.5 | | (19.9) |
| Net cash outflow from financing | | (144.3) | | (18.8) |
| **Management of liquid resources** | | | | |
| Decrease in cash on deposit | | 88.4 | | 109.2 |
| (Increase)/decrease in collateralised cash | | (2.3) | | 0.2 |
| Cash flow decreasing cash on deposit and collateralised cash | | 86.1 | | 109.4 |

Discontinued operations utilised £1.2 million of the Group's net operating cash flow, contributed £0.5 million in respect of net returns on investment and servicing of finance, paid £0.5 million in respect of taxation and utilised £9.5 million for capital expenditure.

## NOTES TO THE ACCOUNTS
continued

### 11 ANALYSIS OF NET DEBT

| | 3 January 2004 £ million | Cash flow £ million | Other non-cash changes £ million | Acquisitions £ million | Exchange movement £ million | 31 December 2002 £ million |
|---|---|---|---|---|---|---|
| Cash on demand | 126.0 | (102.0) | – | – | 29.1 | 198.9 |
| Overdrafts | (13.6) | (14.5) | – | – | 2.7 | (1.8) |
| | | (116.5) | | | | |
| Debt due after more than one year | (401.0) | (244.0) | – | (2.8) | (0.1) | (154.1) |
| Debt due within one year | (13.1) | 0.5 | – | – | (1.6) | (12.0) |
| Finance leases | (16.4) | 4.0 | (4.3) | – | 1.4 | (17.5) |
| | | (239.5) | | | | |
| Cash on deposit | 49.6 | (88.4) | – | – | (4.6) | 142.6 |
| Collateralised cash | 3.8 | 2.3 | – | – | – | 1.5 |
| | | (86.1) | | | | |
| Net (debt)/funds | (264.7) | (442.1) | (4.3) | (2.8) | 26.9 | 157.6 |

### 12 INTANGIBLE FIXED ASSETS

| | Goodwill £ million |
|---|---|
| **Cost** | |
| At 31 December 2002 | 197.6 |
| Foreign exchange translation | (21.3) |
| Subsidiaries acquired (see note 29) | 77.8 |
| At 3 January 2004 | 254.1 |
| **Amortisation** | |
| At 31 December 2002 | 29.2 |
| Foreign exchange translation | (3.7) |
| Charge for the year | 11.9 |
| At 3 January 2004 | 37.4 |
| **Net book value** | |
| At 31 December 2002 | 168.4 |
| **At 3 January 2004** | **216.7** |

## 13 TANGIBLE FIXED ASSETS

| | The Group | | | The Company | | |
|---|---|---|---|---|---|---|
| | Land and buildings £ million | Plant, equipment and vehicles £ million | Total £ million | Land and buildings £ million | Plant, equipment and vehicles £ million | Total £ million |
| **Cost** | | | | | | |
| At 31 December 2002 | 465.2 | 1,356.8 | 1,822.0 | 5.4 | 2.4 | 7.8 |
| Foreign exchange translation | (29.5) | (85.8) | (115.3) | – | – | – |
| Subsidiaries acquired | 9.8 | 130.4 | 140.2 | – | – | – |
| Additions | 22.0 | 123.4 | 145.4 | 0.1 | 0.7 | 0.8 |
| Disposals | (19.5) | (51.7) | (71.2) | – | (0.1) | (0.1) |
| Subsidiaries disposed | (6.0) | (33.9) | (39.9) | – | – | – |
| At 3 January 2004 | 442.0 | 1,439.2 | 1,881.2 | 5.5 | 3.0 | 8.5 |
| **Depreciation** | | | | | | |
| At 31 December 2002 | 164.8 | 869.6 | 1,034.4 | 1.0 | 2.1 | 3.1 |
| Foreign exchange translation | (12.0) | (52.9) | (64.9) | – | – | – |
| Subsidiaries acquired | 3.1 | 66.4 | 69.5 | – | – | – |
| Charge for the year | 12.6 | 116.1 | 128.7 | 0.1 | 0.1 | 0.2 |
| Provision for impairment – loss on exit of business | 0.1 | 0.7 | 0.8 | – | – | – |
| Disposals | (9.9) | (45.4) | (55.3) | – | – | – |
| Subsidiaries disposed | (0.6) | (25.1) | (25.7) | – | – | – |
| At 3 January 2004 | 158.1 | 929.4 | 1,087.5 | 1.1 | 2.2 | 3.3 |
| **Net book value** | | | | | | |
| At 31 December 2002 | 300.4 | 487.2 | 787.6 | 4.4 | 0.3 | 4.7 |
| At 3 January 2004 | 283.9 | 509.8 | 793.7 | 4.4 | 0.8 | 5.2 |

The net book value for the Group includes £16.9 million (31 December 2002 – £19.0 million) in respect of assets held under finance leases.

| | The Group | | The Company | |
|---|---|---|---|---|
| | 3 January 2004 £ million | 31 December 2002 £ million | 3 January 2004 £ million | 31 December 2002 £ million |
| The net book value of land and buildings comprises: | | | | |
| Freehold properties | 279.1 | 296.1 | 4.3 | 4.3 |
| Long leasehold properties | 0.3 | 0.4 | 0.1 | 0.1 |
| Short leasehold properties | 4.5 | 3.9 | – | – |
| | 283.9 | 300.4 | 4.4 | 4.4 |

Freehold land amounting to £47.8 million (31 December 2002 – £51.7 million) is not depreciated. Total fixed assets include assets under construction of £82.7 million (31 December 2002 – £87.6 million) which are also not depreciated.

## 14 FIXED ASSET INVESTMENTS

| | The Group | | | | The Company | | |
|---|---|---|---|---|---|---|---|
| | Listed investments £ million | Associated undertakings £ million | Own shares £ million | Total £ million | Subsidiary undertakings £ million | Own shares £ million | Total £ million |
| At 31 December 2002 | | | | | | | |
| As previously stated | 2.0 | 6.2 | 0.2 | 8.4 | 1,583.7 | 0.1 | 1,583.8 |
| Prior year adjustment – UITF 38 (see note 23) | – | – | (0.2) | (0.2) | – | (0.1) | (0.1) |
| At 31 December 2002 as restated | 2.0 | 6.2 | – | 8.2 | 1,583.7 | – | 1,583.7 |
| Foreign exchange translation | – | (0.4) | – | (0.4) | – | – | – |
| Additions | 0.1 | – | – | 0.1 | 2.0 | – | 2.0 |
| Disposals | – | (0.3) | – | (0.3) | – | – | – |
| Transfer from subsidiary undertaking | – | – | – | – | 1,512.6 | – | 1,512.6 |
| Transfer to subsidiary undertaking | – | – | – | – | (1,512.6) | – | (1,512.6) |
| Share of profit in excess of distribution | – | 0.2 | – | 0.2 | – | – | – |
| Provision for impairment | (0.4) | – | – | (0.4) | (32.2) | – | (32.2) |
| At 3 January 2004 | 1.7 | 5.7 | – | 7.4 | 1,553.5 | – | 1,553.5 |

The market value of the listed investments at 3 January 2004 was £1.7 million (31 December 2002 – £2.0 million).

The principal subsidiary and associated undertakings are listed in note 31. Each operates wholly or mainly in its country of incorporation.

### 15 STOCK

| | 3 January 2004 £ million | 31 December 2002 £ million |
|---|---|---|
| Raw materials | 118.1 | 129.0 |
| Work in progress | 59.5 | 65.7 |
| Finished goods and goods held for resale | 196.3 | 205.7 |
| | 373.9 | 400.4 |

### 16 DEBTORS

| | The Group | | The Company | |
|---|---|---|---|---|
| | 3 January 2004 £ million | 31 December 2002 £ million | 3 January 2004 £ million | 31 December 2002 £ million |
| **Amounts falling due within one year** | | | | |
| Trade debtors | 412.7 | 405.6 | – | – |
| Amounts owing by subsidiary undertakings | – | – | 52.8 | 5.9 |
| Amounts recoverable on long term contracts | 11.2 | 13.4 | – | – |
| Corporation tax | 23.9 | 32.5 | 4.4 | 9.2 |
| Deferred tax | 41.0 | 32.2 | – | 0.2 |
| Other taxes and social security | 4.1 | 4.8 | 0.4 | 0.3 |
| Other debtors | 37.1 | 35.9 | 3.7 | 1.4 |
| Prepayments and accrued income | 52.1 | 55.9 | 1.0 | 1.2 |
| Collateralised cash | 3.8 | 1.5 | – | – |
| | 585.9 | 581.8 | 62.3 | 18.2 |
| **Amounts falling due after more than one year** | | | | |
| Amounts owing by subsidiary undertakings | – | – | 153.7 | 351.0 |
| Deferred tax | 14.7 | 14.5 | – | – |
| Other debtors | 23.6 | 28.2 | – | – |
| | 624.2 | 624.5 | 216.0 | 369.2 |

The amounts falling due after more than one year owing by and to subsidiary undertakings have no specified terms of repayment and are considered unlikely to be settled within twelve months (see note 18). The majority of the amounts owing to subsidiary undertakings are interest free but some do bear interest. The interest rate used was the UK base rate minus 0.5% until 30 November 2003, and UK base rate after that date.

The Group is the beneficiary of a number of corporate owned life assurance policies. At 3 January 2004 the surrender value of the policies was £166.8 million (31 December 2002 – £165.1 million) and loans due to the life assurance company totalled £165.6 million (31 December 2002 – £163.6 million). The net debtor of £1.2 million (31 December 2002 – £1.5 million) is included in other debtors. These balances are offset in accordance with FRS 5.

## 17 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

| | The Group | | The Company | |
|---|---|---|---|---|
| | 3 January 2004 £ million | 31 December 2002 £ million | 3 January 2004 £ million | 31 December 2002 £ million |
| Unsecured loan notes | 0.4 | 0.4 | 0.4 | 0.4 |
| Other loans | – | 0.5 | – | – |
| Obligations under finance leases (see note 19) | 3.5 | 3.6 | – | – |
| Bank loans and overdrafts | 26.3 | 12.8 | 4.3 | 8.4 |
| Amounts owing to subsidiary undertakings | – | – | 5.5 | 0.4 |
| Amounts owing to associated undertakings | 0.2 | – | – | – |
| Amounts due on long term contracts | 0.8 | 0.9 | – | – |
| Trade creditors | 199.4 | 193.6 | 0.6 | 0.6 |
| Bills of exchange payable | 1.0 | 1.6 | – | – |
| Corporation tax | 16.3 | 5.0 | – | – |
| Other taxes and social security | 15.7 | 12.9 | 0.3 | 0.2 |
| Other creditors | 63.0 | 63.9 | 2.7 | 6.0 |
| Proposed and accrued dividends | 59.4 | 66.3 | 59.4 | 66.3 |
| Accruals and deferred income | 116.3 | 128.7 | 3.3 | 1.4 |
| | 502.3 | 490.2 | 76.5 | 83.7 |

The holders of the unsecured loan notes have the right to require all or part repayment, at par, half yearly until 30 June 2012. Some suppliers include in their conditions of sale a clause under which, until they are paid, they reserve title to the goods supplied. These goods are included in stock.

## 18 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

| | The Group | | The Company | |
|---|---|---|---|---|
| | 3 January 2004 £ million | 31 December 2002 £ million | 3 January 2004 £ million | 31 December 2002 £ million |
| Other loans | 400.1 | 152.5 | 150.0 | 150.0 |
| Obligations under finance leases (see note 19) | 12.9 | 13.9 | – | – |
| Bank loans | 0.9 | 1.7 | – | – |
| Amounts owing to subsidiary undertakings (see note 16) | – | – | 146.5 | 398.8 |
| Other creditors | 70.2 | 70.6 | 4.9 | 1.9 |
| Accruals and deferred income | 4.3 | 4.6 | 1.6 | 0.7 |
| | 488.4 | 243.3 | 303.0 | 551.4 |
| **Bank loans, overdrafts and other loans** | | | | |
| *Repayable:* | | | | |
| Between one and two years | 0.9 | 1.7 | – | – |
| Over five years: 2010 to 2021 | 400.1 | 152.5 | 150.0 | 150.0 |
| | 401.0 | 154.2 | 150.0 | 150.0 |
| Within one year | 26.7 | 13.7 | 4.7 | 8.8 |
| | 427.7 | 167.9 | 154.7 | 158.8 |
| *Unsecured:* | | | | |
| Bank loans and overdrafts | 23.8 | 10.5 | 4.3 | 8.4 |
| Unsecured loan notes, 2002 to 2012, 2.24% to 3.99% | 0.4 | 0.4 | 0.4 | 0.4 |
| Other unsecured loans, 2002 to 2011, interest free to 8.00% | 400.0 | 150.5 | 150.0 | 150.0 |
| | 424.2 | 161.4 | 154.7 | 158.8 |
| *Secured:* | | | | |
| Bank loans | 3.5 | 4.0 | – | – |
| Other secured loans, 2021, 1.20% to 1.95% | – | 2.5 | – | – |
| | 3.5 | 6.5 | – | – |
| | 427.7 | 167.9 | 154.7 | 158.8 |

The security for the £3.5 million secured loans (31 December 2002 – £6.5 million) consists of £2.4 million fixed assets (31 December 2002 – £5.1 million) and £1.1 million trade debtors (31 December 2002 – £1.4 million).

## 19 OBLIGATIONS UNDER FINANCE LEASES

| | 3 January 2004 £ million | 31 December 2002 £ million |
|---|---|---|
| *The future finance lease payments, to which the Group was committed are as follows:* | | |
| Within one year | 4.4 | 4.6 |
| Between one and two years | 4.4 | 4.1 |
| Between two and five years | 5.7 | 7.0 |
| Over five years | 6.6 | 7.0 |
| | 21.1 | 22.7 |
| Less: interest charges allocated to future periods | (4.7) | (5.2) |
| | 16.4 | 17.5 |
| Obligations included in creditors falling due within one year | 3.5 | 3.6 |
| Obligations included in creditors falling due after more than one year | 12.9 | 13.9 |
| | 16.4 | 17.5 |

## 20 PROVISIONS FOR LIABILITIES AND CHARGES

| | The Group | | | | | The Company |
|---|---|---|---|---|---|---|
| | Post-retirement benefits £ million | Deferred tax £ million | Other tax provisions £ million | Other provisions £ million | Total £ million | Deferred tax £ million |
| At 31 December 2002 | 183.8 | 5.3 | 266.6 | 64.1 | 519.8 | – |
| Foreign exchange translation | (16.7) | (0.4) | (10.4) | (0.8) | (28.3) | – |
| Subsidiaries acquired | – | 12.0 | – | – | 12.0 | – |
| Charge for the year | 11.2 | 0.7 | 5.6 | 89.4 | 106.9 | 0.1 |
| Exceptional release of prior year provision | – | – | (90.7) | – | (90.7) | – |
| Reversal of provisions for disposal of operations and related warranties | – | – | – | (33.1) | (33.1) | – |
| Subsidiaries disposed | (0.7) | (0.8) | – | – | (1.5) | – |
| Utilised during the year | (14.5) | – | (1.1) | (46.0) | (61.6) | – |
| At 3 January 2004 | 163.1 | 16.8 | 170.0 | 73.6 | 423.5 | 0.1 |

**Post-retirement benefits other than pensions:**
Other post-retirement benefits, mainly healthcare, are provided by certain US subsidiaries to current and former employees. The cost relating to the benefits is assessed in accordance with the advice of qualified actuaries, and the provision in the accounts for the accrued cost of the benefits at 3 January 2004 is based on an actuarial valuation at that date. The assumption which has the most significant effect on the cost relating to the benefits is the weighted average annual rate of increase in the per capita cost of health care benefits of approximately 6.5 per cent.

**Deferred tax and other tax provisions:**
Provisions relate to deferred tax and other tax liabilities where there is uncertainty over the timing of settlement of such amounts. For details of the Group deferred tax balance see note 6.

**Other provisions:**
Other provisions include provisions for restructuring costs, disposals and warranties. Provision is made for warranty claims on various products depending on specific market expectations and the type of product. The period of warranty can extend indefinitely, however, the majority of relevant sales have warranty periods of two years. Provision has been made for warranties based on actual and anticipated claims.

## 21 FINANCIAL COMMITMENTS

| | Land and buildings | | Other | |
|---|---|---|---|---|
| | **3 January 2004 £ million** | 31 December 2002 £ million | **3 January 2004 £ million** | 31 December 2002 £ million |
| *Obligations under operating leases to pay rentals during the next year, which expire as follows:* | | | | |
| Within one year | **1.0** | 1.4 | **1.8** | 1.3 |
| Between one and five years | **4.3** | 3.9 | **2.3** | 2.4 |
| Over five years | **6.1** | 2.9 | **1.4** | 0.9 |
| | **11.4** | 8.2 | **5.5** | 4.6 |

## 22 SHARE CAPITAL

| | Authorised | | Allotted and fully paid | |
|---|---|---|---|---|
| | Number | £ million | Number | £ million |
| *Ordinary shares of 5p each:* | | | | |
| At 31 December 2002 | 1,585,164,220 | 79.2 | 772,973,339 | 38.7 |
| Shares issued | – | – | 289,021 | – |
| At 3 January 2004 | 1,585,164,220 | 79.2 | 773,262,360 | 38.7 |

| | Number | $ million | Number | £ million |
|---|---|---|---|---|
| *Convertible cumulative preference shares of US$50 each:* | | | | |
| At 31 December 2002 | 13,920,000 | 696.0 | 10,507,478 | 337.2 |
| Share conversions | – | – | (757) | – |
| At 3 January 2004 | 13,920,000 | 696.0 | 10,506,721 | 337.2 |
| *Redeemable convertible cumulative preference shares of US$50 each:* | | | | |
| At 31 December 2002 | 25,200,000 | 1,260.0 | 12,438,282 | 386.3 |
| Foreign exchange translation | – | – | – | 9.0 |
| Early redemption 26 August 2003 | – | – | (12,438,282) | (395.3) |
| At 3 January 2004 | 25,200,000 | 1,260.0 | – | – |
| Total preference shares at 3 January 2004 | 39,120,000 | 1,956.0 | 10,506,721 | 337.2 |
| Total share capital at 31 December 2002 | – | – | 795,919,099 | 762.2 |
| **Total share capital at 3 January 2004** | **–** | **–** | **783,769,081** | **375.9** |

During the year 262,500 and 19,126 ordinary shares of 5p each were allotted pursuant to options exercised under the executive share option schemes and savings related share option schemes respectively, for total consideration of £675,592.

During the year 757 of the US dollar denominated 5.560 per cent voting convertible cumulative preference shares of US$50 each ("perpetual convertible shares") were converted into 7,395 ordinary shares of 5p each. The perpetual convertible shares were issued on terms that they could be converted at any time, at the shareholder's option, into fully paid ordinary shares of 5p each of the Company on the basis of 9.77 ordinary shares of 5p each for every perpetual convertible share so converted. The Company has the option, at any time when the total amount of perpetual convertible shares issued and outstanding is less than 10% of the amount originally issued and in any event on or after 29 July 2006, to redeem, in the first case, all but not some only and, in the second case, all or any of the perpetual convertible shares which remain issued and outstanding at that time.

Following agreement being reached with Bear Creek Inc., a corporate trustee administering certain Gates family trusts which controlled approximately 90 per cent of the US dollar denominated 4.344 per cent voting redeemable convertible cumulative preference shares of US$50 each ("redeemable convertible shares"), the terms of the redeemable convertible shares, as contained in Tomkins Articles of Association, were amended at an extraordinary general meeting of the Company and at a separate class meeting of the holders of the redeemable convertible shares so that on 26 August 2003 all of the outstanding redeemable convertible shares were redeemed at a price of US$48.5 each ("the redemption"). None of the redeemable convertible shares were converted into ordinary shares of 5p each during the year. The redeemable convertible shares had been issued on terms that they could be converted at any time, at the shareholder's option, into fully paid ordinary shares of 5p each in the Company on the basis of 9.77 ordinary shares of 5p each for every redeemable convertible share so converted. Prior to the redemption the Company would have been required to redeem, at a price of US$50 each, all of the redeemable convertible shares which remained issued and outstanding on 26 July 2006.

At the date of issue the conversion terms of the perpetual convertible shares were equivalent to an ordinary share price of 334p.

On a return of assets on liquidation or otherwise (other than on redemption or repurchase of shares) the assets of the Company available to shareholders will be applied first in repaying the capital paid up or credited as paid up thereon together with all arrears and accruals of dividend to the holders of the perpetual convertible shares and any other classes of shares ranking pari passu with the perpetual convertible shares as to capital.

## 22 SHARE CAPITAL continued

Until such time as the shares are converted or redeemed, the holders of the perpetual convertible shares have a right to receive dividends at an annual rate of 5.560 per cent in preference to the holders of the ordinary shares.

The holders of the perpetual convertible shares are entitled to vote at a general meeting of the Company where, on a show of hands, each holder will have one vote and, on a poll, each holder will have one vote in respect of every seven fully paid ordinary shares to which the holder would be entitled on the full exercise of his conversion rights, except if two or more consecutive quarterly dividends are in arrears whereupon, on a poll, each holder shall have one vote in respect of every fully paid ordinary share to which the holder would be entitled on the full exercise of his conversion rights; such voting rights to continue until such time as any arrears of dividends as described above have been paid in full.

Options in existence at the end of the year over ordinary shares of 5p each were:

| | | Number of shares | |
| Date of grant | Subscription price | 3 January 2004 | 31 December 2002 |
|---|---|---|---|
| *Executive share option schemes:* | | | |
| 3 March 1993 | 262.00p | – | 41,646 |
| 14 July 1993 | 219.00p | – | 10,000 |
| 9 February 1994 | 259.00p | – | 23,000 |
| 27 July 1994 | 226.00p | 54,000 | 120,000 |
| 9 May 1995 | 242.00p | 367,500 | 432,000 |
| 26 February 1996 | 268.00p | – | 275,000 |
| 11 April 1996 | 259.00p | – | 400,000 |
| 31 July 1996 | 249.00p | 9,000 | 548,000 |
| 12 August 1997 | 330.00p | – | 600,000 |
| 10 February 1998 | 330.00p | 1,079,500 | 1,254,500 |
| 6 August 1998 | 293.50p | 102,000 | 558,000 |
| 3 February 1999 | 247.50p | 1,038,000 | 1,138,000 |
| 20 August 1999 | 275.25p | 50,000 | 100,000 |
| 8 November 1999 | 215.00p | 339,000 | 399,000 |
| 19 January 2001 | 171.00p | 329,000 | 329,000 |
| 19 February 2001 | 170.50p | 2,439,000 | 2,520,000 |
| 20 September 2001 | 150.00p | 76,666 | 76,666 |
| 11 February 2002 | 197.00p | 2,538,072 | 2,538,072 |
| 11 February 2002 | 276.00p | 1,522,842 | 1,522,842 |
| 11 February 2002 | 345.00p | 1,015,228 | 1,015,228 |
| 11 February 2002 | 197.00p | 1,522,842 | 1,522,842 |
| 12 February 2002 | 202.75p | 70,754 | 70,754 |
| 3 July 2002 | 244.75p | 2,415,500 | 2,484,500 |
| 19 August 2002 | 230.00p | 16,304 | 16,304 |
| 17 January 2003 | 208.25p | 4,331,076 | – |
| 18 July 2003 | 246.50p | 600,000 | – |
| 1 September 2003 | 262.75p | 150,000 | – |
| 12 December 2003 | 265.75p | 4,592,380 | – |
| | | 24,658,664 | 17,995,354 |

| | | Number of shares | |
| Date of grant | Subscription price | 3 January 2004 | 31 December 2002 |
|---|---|---|---|
| *Savings related share option scheme:* | | | |
| 10 March 1997 | 232.40p | – | 1,780 |
| 12 March 1998 | 266.20p | 1,296 | 247,353 |
| 24 March 1999 | 187.60p | 613,482 | 675,888 |
| | | 614,778 | 925,021 |

At 3 January 2004, 209 participants (31 December 2002 – 204) held options under the Company's executive share option schemes and 388 participants (31 December 2002 – 519) held options under the savings related share option scheme. Options are exercisable between 4 January 2004 and 11 December 2013 under the executive share option schemes and between 4 January 2004 and 31 October 2004 under the savings related share option scheme.

## 23 RESERVES

| | Share premium account £ million | Capital redemption reserve £ million | Merger reserve £ million | Capital reserve £ million | Own shares £ million | Profit and loss account £ million | Total £ million |
|---|---|---|---|---|---|---|---|
| **The Group** | | | | | | | |
| At 31 December 2002 | | | | | | | |
| As previously stated | 92.2 | 66.6 | – | – | – | 118.5 | 277.3 |
| Prior year adjustment – UITF 38 (see below) | – | – | – | – | (4.1) | 3.9 | (0.2) |
| At 31 December 2002 as restated | 92.2 | 66.6 | – | – | (4.1) | 122.4 | 277.1 |
| Retained profit for the year | – | – | – | – | – | 60.9 | 60.9 |
| Net premium on shares issued | 0.6 | – | – | – | – | – | 0.6 |
| Redemption of preference shares | – | 395.3 | – | – | – | (395.3) | – |
| Foreign exchange translation | – | – | – | – | – | (50.9) | (50.9) |
| Goodwill written back on disposals | – | – | – | – | – | 29.9 | 29.9 |
| Provision for impairment of goodwill on proposed disposal | – | – | – | – | – | 51.4 | 51.4 |
| Purchase of own shares | – | – | – | – | (2.5) | – | (2.5) |
| Shares vested | – | – | – | – | 0.2 | (0.2) | – |
| Cost of employee share schemes | – | – | – | – | – | 1.6 | 1.6 |
| **At 3 January 2004** | **92.8** | **461.9** | **–** | **–** | **(6.4)** | **(180.2)** | **368.1** |
| **The Company** | | | | | | | |
| At 31 December 2002 | | | | | | | |
| As previously stated | 92.2 | 66.6 | 115.4 | 56.5 | – | 300.1 | 630.8 |
| Prior year adjustment – UITF 38 (see below) | – | – | – | – | (2.7) | 2.6 | (0.1) |
| At 31 December 2002 as restated | 92.2 | 66.6 | 115.4 | 56.5 | (2.7) | 302.7 | 630.7 |
| Retained profit for the year | – | – | – | – | – | 401.4 | 401.4 |
| Net premium on shares issued | 0.6 | – | – | – | – | – | 0.6 |
| Redemption of preference shares | – | 395.3 | – | – | – | (395.3) | – |
| Purchase of own shares | – | – | – | – | (2.4) | – | (2.4) |
| Shares vested | – | – | – | – | 0.1 | (0.1) | – |
| Cost of employee share schemes | – | – | – | – | – | 1.4 | 1.4 |
| Foreign exchange translation | – | – | – | – | – | (8.9) | (8.9) |
| **At 3 January 2004** | **92.8** | **461.9** | **115.4** | **56.5** | **(5.0)** | **301.2** | **1,022.8** |

In the opinion of the directors, all of the capital reserve and £297.3 million of the profit and loss account of the Company are distributable.

UITF 38 "Accounting for ESOP trusts" has been adopted during the year, which states that the consideration paid for shares in Tomkins plc, held by an ESOP trust on behalf of the Company, should be accounted for as a reduction in shareholders' funds rather than as a fixed asset investment. Consideration paid for the purchase of own shares represents the cost of shares purchased by the Company. UITF 38 requires any compensation expense related to share awards to be based on the intrinsic value of the awards. In the past the compensation expense has been based on the cost of the shares purchased, which has been equal to the intrinsic value. As a result of the adoption of UITF 38, net assets and shareholders' funds at 31 December 2002 have decreased by £0.2 million. Comparative figures have been restated accordingly. The adoption had no impact on the Group's results in previous accounting periods, but resulted in a £0.2 million increase in operating profit in the current year.

Own shares represent the cost to the Tomkins Employee Share Trust ("the Trust") of the Company's ordinary shares that it has acquired to meet the expected requirements of the share based compensation schemes described in the Remuneration Committee report on pages 34 to 36.

As at 3 January 2004, the Group was deemed to hold 2,628,859 of the Company's ordinary shares (31 December 2002 – 1,827,382 ordinary shares) by way of the Trust with a market value of £7.1 million (31 December 2002 – £3.5 million). As at 3 January 2004, the Company was deemed to hold 2,077,583 of its own ordinary shares (31 December 2002 – 1,257,778 ordinary shares) by way of the Trust with a market value of £5.6 million (31 December 2002 – £2.4 million). Dividends relating to the Company's ordinary shares held by the Trust have been waived with the exception of those that are payable to participants in the relevant schemes.

Following the agreement to sell Pegler Limited and the business and assets of Hattersley Newman Hender Limited subsequent to the year end, a provision of £51.4 million was charged to the profit and loss account for the resulting impairment of goodwill.

In addition to the above, the goodwill arising since 1 March 1973 on the acquisition of subsidiary and associated undertakings owned at 3 January 2004 written off against reserves, totals £1,054.8 million (31 December 2002 – £1,136.1 million).

## 24 RESULT FOR THE FINANCIAL YEAR

The Company has not presented its own profit and loss account, as permitted by Section 230 of the Companies Act 1985. The profit for the financial year in the accounts of the Company, after the receipt of £607.6 million of dividends from subsidiaries, amounted to £512.3 million (31 December 2002 – loss of £2.1 million).

## 25 FUTURE CAPITAL EXPENDITURE

|  | 3 January 2004 £ million | 31 December 2002 £ million |
|---|---|---|
| Contracts placed | 34.2 | 29.8 |

## 26 PENSIONS

The Group has continued to account for pensions in accordance with Statement of Standard Accounting Practice No. 24 "Accounting for Pension Costs" ("SSAP 24") and the disclosures given in (a) comply with that standard. As permitted by the transitional arrangements of FRS 17 the Group has elected to defer full implementation of the standard until the year ended 31 December 2005. Nevertheless, a number of items determined in accordance with FRS 17 must be disclosed. These disclosures, to the extent not given under (a), are set out in (b) for funded defined benefit schemes and in (c) for unfunded defined benefit schemes. The disclosures in respect of post retirement benefits other than pensions are set out in note 20.

### (a) SSAP 24 Disclosures

As at 3 January 2004, the Group operates pension plans throughout the world, covering the majority of its employees. These plans are structured to accord with local conditions and practices in each country and include defined contribution and defined benefit plans. In the case of the defined benefit plans, amounts are charged to the profit and loss account so as to spread the cost of providing benefits over employees' service lives. Further details on the schemes in the two principal countries (the United Kingdom and the United States) are set out below.

At 3 January 2004, pension related assets of £25.3 million (31 December 2002 – £23.6 million) (Company – £3.1 million (31 December 2002 – £0.8 million)) and pension related liabilities of £53.4 million (31 December 2002 – £43.8 million) (Company – £6.7 million (31 December 2002 – £6.1 million)) were included in debtors and creditors respectively.

### United Kingdom

The majority of plans in the United Kingdom are defined benefit in nature and provide benefits based on final pensionable salary and length of service. The assets of the plans are held by trustees in separate pension funds and day to day management of those assets is carried out by independent professional investment managers who, at the request of the Company, are prohibited by the trustees from investing directly in Tomkins. All plan assets are held by custodians who are independent of the investment managers and of Tomkins.

The latest actuarial valuations and formal reviews of the plans were carried out by independent consulting actuaries, with effective dates between April 2002 and September 2003 using the projected unit method of valuation, which includes allowance for future earnings growth. Assets were valued at market value. The principal assumptions used in valuing the scheme liabilities are set out in the tables on page 63.

At the dates of the latest formal actuarial valuations, the market value of the assets of the plans amounted to £174.5 million which was sufficient to cover 90 per cent (31 December 2002 – 81 per cent) of the liabilities for benefits accrued to members. At 3 January 2004 total plan assets had a market value of approximately £186.0 million (31 December 2002 – £160.5 million).

Certain employees whose benefits exceed the maximum that can be paid from the approved arrangements are entitled to an additional pension payable directly from the company following retirement. An accrued liability of £2.7 million (31 December 2002 – £1.8 million) is included in the balance sheet in respect of this.

There are a small number of defined contribution plans where contributions are charged to the profit and loss account in the year in which they fall due.

### United States of America

Both defined benefit and defined contribution plans are operated in the United States of America. Assets are held in trustee administered funds independent of the assets of the companies.

Defined benefit plans are operated by a number of the Group's US subsidiaries providing benefits based upon pensionable salary and length of service. Actuarial valuations of the assets and liabilities are performed annually by independent consulting actuaries, using the projected unit method of valuation which includes allowance for future earnings growth. Assets were valued at market value.

At 3 January 2004, total plan assets had a market value of £212.8 million (31 December 2002 – £226.1 million). The actuarial valuation of the assets was sufficient to cover 84 per cent (31 December 2002 – 78 per cent) of the estimated accrued liabilities of the funded plans.

Defined contribution plans, which include profit sharing plans, cover most of Tomkins US employees. Contributions are charged to the profit and loss account in the year in which they fall due.

### Other countries

Over 60 per cent of Tomkins employees are either in the UK or in the US. For the balance, Tomkins operates both defined benefit and defined contribution plans. Where these are not available, state benefits are considered adequate. Full provision is made for liabilities arising under defined benefit schemes in these countries, as calculated in accordance with actuarial advice and contributions to defined contribution plans are accounted for in the year in which they fall due.

## 26 PENSIONS continued

During the year ended 3 January 2004, the total amount charged to the profit and loss account in respect of all the Group's pension plans was £43.4 million (31 December 2002 – £27.4 million), as analysed below.

| | Year ended 3 January 2004 | | | Eight months ended 31 December 2002 | | |
|---|---|---|---|---|---|---|
| | Defined benefit £ million | Defined contribution £ million | Total £ million | Defined benefit £ million | Defined contribution £ million | Total £ million |
| United Kingdom | 5.4 | 1.4 | 6.8 | 4.1 | 0.8 | 4.9 |
| United States | 8.8 | 20.9 | 29.7 | 6.3 | 13.4 | 19.7 |
| Other countries | 4.9 | 2.0 | 6.9 | 2.0 | 0.8 | 2.8 |
| | 19.1 | 24.3 | 43.4 | 12.4 | 15.0 | 27.4 |

The principal weighted average assumptions used in the most recent actuarial valuations of the defined benefit plans in the derivation of the above pension cost is analysed below.

| | United Kingdom | United States of America | Other countries |
|---|---|---|---|
| **At 3 January 2004:** | | | |
| Investment return | 4.5% – 7.0% | 8.0% | 2.0% – 10.25% |
| Salary increases | 2.7% – 4.25% | 3.0% – 5.5% | 2.0% – 6.07% |
| Increase to pensions in payment | 2.25% – 2.75% | n/a | n/a |
| Inflation rate | 2.25% – 2.75% | 3.0% | (0.2)% – 4.0% |

### (b) Additional FRS 17 Disclosures

The scheme valuations used for FRS 17 disclosures have been based on the latest formal actuarial valuations updated to 3 January 2004 by qualified, independent actuaries.

The major assumptions used by the actuaries were:

| | United Kingdom | United States of America | Other countries |
|---|---|---|---|
| **At 3 January 2004:** | | | |
| Salary increases | 4.0% | 3.0% – 5.5% | 2.0% – 6.07% |
| Increase to pensions in payment | 2.25% – 2.75% | n/a | n/a |
| Increase to deferred pensions | 2.25% – 2.75% | n/a | n/a |
| Discount rate | 5.5% | 6.1% | 2.0% – 6.5% |
| Inflation rate | 2.25% – 2.75% | 3.0% | (0.2)% – 4.0% |

| | United Kingdom | United States of America | Other countries |
|---|---|---|---|
| *At 31 December 2002:* | | | |
| Salary increases | 3.5% – 4.2% | 4.0% – 5.5% | 3.0% – 12.0% |
| Increase to pensions in payment | 0% – 2.5% | n/a | 7.6% |
| Increase to deferred pensions | 2.5% | n/a | 7.6% |
| Discount rate | 5.75% | 6.5% | 2.0% – 13% |
| Inflation rate | 2.5% | 3.0% | 0% – 5.4% |

| | United Kingdom | United States of America | Other countries |
|---|---|---|---|
| *At 30 April 2002:* | | | |
| Salary increases | 3.5% – 4.5% | 4% – 5.5% | 3% – 8.12% |
| Increase to pensions in payment | 0% – 2.5% | n/a | n/a |
| Increase to deferred pensions | 0% – 2.5% | n/a | n/a |
| Discount rate | 6.0% | 7.16% | 3% – 12.36% |
| Inflation rate | 3.0% | 3.0% | 1.5% – 10.0% |

**26 PENSIONS** continued

The assets in the scheme and the expected rates of return were:

| | United Kingdom | | United States of America | | Other countries | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Long term rate of return expected % p.a. | £ million | Long term rate of return expected % p.a. | £ million | Long term rate of return expected % p.a. | £ million | Long term rate of return expected % p.a. | £ million |
| **The Group** | | | | | | | | |
| *At 3 January 2004:* | | | | | | | | |
| Equities | 8.14 | 121.4 | 9.00 | 147.5 | 1.0 – 8.36 | 26.1 | 1.0 – 8.36 | 295.0 |
| Bonds | 5.27 – 6.40 | 64.2 | 6.25 | 62.1 | 1.0 – 5.99 | 9.3 | 1.0 – 6.25 | 135.6 |
| Other | 3.73 – 7.01 | 0.4 | 3.50 – 7.00 | 13.4 | 1.0 – 7.11 | 1.2 | 1.0 – 7.11 | 15.0 |
| Total market value of assets | | 186.0 | | 223.0 | | 36.6 | | 445.6 |
| *At 31 December 2002:* | | | | | | | | |
| Equities | 8.75 | 125.9 | 9.00 | 136.8 | 3.5 – 14.0 | 24.4 | 3.5 – 14.0 | 287.1 |
| Bonds | 6.00 | 15.5 | 6.25 | 70.1 | 3.5 – 14.0 | 4.6 | 3.5 – 14.0 | 90.2 |
| Other | 4.00 | 19.1 | 3.5 – 7.0 | 19.2 | 3.5 – 14.0 | 10.6 | 3.5 – 14.0 | 48.9 |
| Total market value of assets | | 160.5 | | 226.1 | | 39.6 | | 426.2 |
| *At 30 April 2002:* | | | | | | | | |
| Equities | 8.75 | 146.7 | 8.5 | 184.6 | 3.5 – 7.5 | 13.0 | 3.5 – 8.75 | 344.3 |
| Bonds | 6.00 | 17.0 | 6.4 | 84.2 | 3.5 – 7.5 | 6.0 | 3.5 – 7.50 | 107.2 |
| Other | 4.00 | 16.4 | 4.2 – 7.0 | 22.0 | 3.5 – 7.5 | 10.1 | 3.5 – 7.50 | 48.5 |
| Total market value of assets | | 180.1 | | 290.8 | | 29.1 | | 500.0 |
| **The Company** | | | | | | | | |
| *At 3 January 2004:* | | | | | | | | |
| Equities | 8.14 | 19.9 | – | – | – | – | 8.14 | 19.9 |
| Bonds | 5.27 – 6.4 | 24.4 | – | – | – | – | 5.27 – 6.4 | 24.4 |
| Total market value of assets | | 44.3 | | – | | – | | 44.3 |
| *At 31 December 2002:* | | | | | | | | |
| Equities | 8.75 | 16.7 | – | – | – | – | 8.75 | 16.7 |
| Bonds | 6.00 | 4.5 | – | – | – | – | 6.00 | 4.5 |
| Total market value of assets | | 21.2 | | – | | – | | 21.2 |
| *At 30 April 2002:* | | | | | | | | |
| Equities | 8.75 | 18.1 | – | – | – | – | 8.75 | 18.1 |
| Bonds | 6.00 | 7.8 | – | – | – | – | 6.00 | 7.8 |
| Total market value of assets | | 25.9 | | – | | – | | 25.9 |

The amounts that would be charged to operating profit under FRS 17 are as follows:

| | The Group | | The Company | |
|---|---|---|---|---|
| | Year ended 3 January 2004 £ million | Eight months ended 31 December 2002 £ million | Year ended 3 January 2004 £ million | Eight months ended 31 December 2002 £ million |
| Current service cost | 10.7 | (6.7) | 0.6 | (0.3) |
| Past service cost | (4.9) | – | – | – |
| Gains or losses on settlements or curtailments | 0.2 | (2.7) | – | – |
| Total charged/(credited) to operating profit | 6.0 | (9.4) | 0.6 | (0.3) |

A number of the Group's defined benefit plans are closed to new entrants. The projected unit method of valuation has been used to calculate charge to operating profit and, in the case of the closed plans, the service cost as a percentage of payroll will increase over time as members approach retirement.

The amounts that would be (charged)/credited to other finance income under FRS 17 are as follows:

| | The Group | | The Company | |
|---|---|---|---|---|
| | **Year ended 3 January 2004** £ million | Eight months ended 31 December 2002 £ million | **Year ended 3 January 2004** £ million | Eight months ended 31 December 2002 £ million |
| Expected return on scheme assets | **32.2** | 25.1 | **2.8** | 1.2 |
| Interest cost on scheme liabilities | **(37.4)** | (25.9) | **(2.7)** | (0.9) |
| Net finance (charge)/return | **(5.2)** | (0.8) | **0.1** | 0.3 |

The amounts that would be taken to the statement of total recognised gains and losses under FRS 17 are as follows:

| | The Group | | | The Company | | |
|---|---|---|---|---|---|---|
| | £ million | % of scheme assets at year end | % of present value of scheme liabilities at year end | £ million | % of scheme assets at year end | % of present value of scheme liabilities at year end |
| *Year ended 3 January 2004:* | | | | | | |
| Difference between actual and expected return on assets | **36.9** | **8.3** | | **1.0** | **2.3** | |
| Experience gains arising on scheme liabilities | **20.0** | | **3.4** | **1.6** | | **3.2** |
| Effects of changes in assumptions underlying the present value of scheme liabilities | **(24.4)** | | | **(2.2)** | | |
| Adjustment for unrecoverable surplus | **(1.5)** | | | | | |
| Total actuarial gain | **31.0** | | **5.2** | **0.4** | | **0.8** |
| *Eight months ended 31 December 2002:* | | | | | | |
| Difference between actual and expected return on assets | (54.2) | (12.7) | | (3.6) | (17.0) | |
| Experience gains arising on scheme liabilities | (13.9) | | (2.2) | (2.1) | | (7.6) |
| Effects of changes in assumptions underlying the present value of scheme liabilities | (39.5) | | | (1.3) | | |
| Total actuarial loss | (107.6) | | (17.3) | (7.0) | | (25.2) |

Reconciliation of scheme assets and liabilities to the balance sheet:

| | United Kingdom £ million | United States of America £ million | Other countries £ million | Total £ million |
|---|---|---|---|---|
| **The Group** | | | | |
| *At 3 January 2004:* | | | | |
| Total market value of assets | **186.0** | **223.0** | **36.6** | **445.6** |
| Present value of scheme liabilities | **(197.1)** | **(330.2)** | **(66.5)** | **(593.8)** |
| Deficit in the scheme | **(11.1)** | **(107.2)** | **(29.9)** | **(148.2)** |
| Related deferred tax asset[1] | **3.3** | **32.2** | **9.0** | **44.5** |
| Net pension liability | **(7.8)** | **(75.0)** | **(20.9)** | **(103.7)** |
| *At 31 December 2002:* | | | | |
| Total market value of assets | 160.5 | 226.1 | 39.6 | 426.2 |
| Present value of scheme liabilities | (202.4) | (360.6) | (58.0) | (621.0) |
| Deficit in the scheme | (41.9) | (134.5) | (18.4) | (194.8) |
| Related deferred tax asset[1] | 12.6 | 40.3 | 5.5 | 58.4 |
| Net pension liability | (29.3) | (94.2) | (12.9) | (136.4) |
| *At 30 April 2002:* | | | | |
| Total market value of assets | 180.1 | 290.8 | 29.1 | 500.0 |
| Present value of scheme liabilities | (185.7) | (369.3) | (48.5) | (603.5) |
| Deficit in the scheme | (5.6) | (78.5) | (19.4) | (103.5) |
| Related deferred tax asset[1] | 1.7 | 23.6 | 5.8 | 31.1 |
| Net pension liability | (3.9) | (54.9) | (13.6) | (72.4) |

1. The related deferred tax asset is calculated at a notional rate of 30 per cent of the FRS 17 deficit. This assumes that any future pension contributions required to fund the deficit would be allowable at this rate for tax purposes.

**26 PENSIONS** continued

| | United Kingdom £ million | United States of America £ million | Other countries £ million | Total £ million |
|---|---|---|---|---|
| **The Company** | | | | |
| *At 3 January 2004:* | | | | |
| Total market value of assets | **44.3** | **–** | **–** | **44.3** |
| Present value of scheme liabilities | **(49.4)** | **–** | **–** | **(49.4)** |
| Deficit in the scheme | **(5.1)** | **–** | **–** | **(5.1)** |
| Related deferred tax asset[1] | **1.5** | **–** | **–** | **1.5** |
| Net pension liability | **(3.6)** | **–** | **–** | **(3.6)** |
| *At 31 December 2002:* | | | | |
| Total market value of assets | 21.2 | – | – | 21.2 |
| Present value of scheme liabilities | (27.8) | – | – | (27.8) |
| Deficit in the scheme | (6.6) | – | – | (6.6) |
| Related deferred tax asset[1] | 2.0 | – | – | 2.0 |
| Net pension liability | (4.6) | – | – | (4.6) |
| *At 30 April 2002:* | | | | |
| Total market value of assets | 25.9 | – | – | 25.9 |
| Present value of scheme liabilities | (26.2) | – | – | (26.2) |
| Deficit in the scheme | (0.3) | – | – | (0.3) |
| Related deferred tax asset[1] | 0.1 | – | – | 0.1 |
| Net pension liability | (0.2) | – | – | (0.2) |

1. The related deferred tax asset is calculated at a notional rate of 30 per cent of the FRS 17 deficit. This assumes that any future pension contributions required to fund the deficit would be allowable at this rate for tax purposes.

Analysis of the movement in the scheme deficit during the year ending 3 January 2004:

| | The Group | | The Company | |
|---|---|---|---|---|
| | **3 January 2004 £ million** | 31 December 2002 £ million | **3 January 2004 £ million** | 31 December 2002 £ million |
| Opening deficit in the scheme | **(194.8)** | (103.5) | **(6.6)** | (0.3) |
| Current service cost | **(10.7)** | (6.7) | **(0.6)** | (0.3) |
| Contributions | **24.3** | 10.3 | **5.5** | 0.7 |
| Past service costs | **4.9** | – | **–** | – |
| Other finance (charges)/income | **(5.2)** | (0.8) | **0.1** | 0.3 |
| Actuarial gains | **31.0** | (107.6) | **0.4** | (7.0) |
| Curtailments/settlements | **(0.2)** | (2.7) | **–** | – |
| Pension schemes of subsidiaries acquired/disposed | **(10.4)** | – | **(3.9)** | – |
| Adjustment due to exchange rate differences | **12.9** | 16.2 | **–** | – |
| Closing deficit in the scheme | **(148.2)** | (194.8) | **(5.1)** | (6.6) |

If FRS 17 had been adopted for the financial statements the net assets and the profit and loss account would be as follows:

| | The Group | | The Company | |
|---|---|---|---|---|
| | **3 January 2004 £ million** | 31 December 2002 (restated) £ million | **3 January 2004 £ million** | 31 December 2002 (restated) £ million |
| Net assets | **777.3** | 1,077.3 | **1,398.7** | 1,392.9 |
| Less: SSAP 24 pension prepayments | **(25.3)** | (23.6) | **–** | (0.8) |
| Add: SSAP 24 liabilities included in creditors | **30.8** | 17.9 | **0.9** | 0.2 |
| Net assets excluding pension assets and liabilities | **782.8** | 1,071.6 | **1,399.6** | 1,392.3 |
| Net pension liability | **(103.7)** | (136.4) | **(3.6)** | (4.6) |
| Net assets including pension assets and liabilities | **679.1** | 935.2 | **1,396.0** | 1,387.7 |
| Profit and loss reserve excluding pension assets and liabilities | **(180.2)** | 122.4 | **301.2** | 302.7 |
| Pension liability reserve | **(103.7)** | (136.4) | **(3.6)** | (4.6) |
| Profit and loss reserve including pension assets and liabilities | **(283.9)** | (14.0) | **297.6** | 298.1 |

## 26 PENSIONS continued

### (c) Unfunded defined benefit schemes

The Group has unfunded defined benefit schemes with present value of scheme liabilities of £22.6 million (31 December 2002 – £24.1 million), which are already provided for. Accordingly, no adjustment for these schemes is necessary. The assumptions used to derive the present value of scheme liabilities are broadly similar to those used for the funded schemes.

### 27 CONTINGENCIES

The Company guarantees the bank facilities of certain subsidiaries and the Group provides cash as security for letters of credit in order to reduce their cost. The maximum amount covered by these arrangements at 3 January 2004 was £156.2 million (31 December 2002 – £122.6 million) and £3.8 million (31 December 2002 – £1.5 million) respectively. The Company has also guaranteed certain property leases and performance bonds entered into in the ordinary course of business by certain of its subsidiaries. The Group is also, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business. The directors do not anticipate that the outcome of any of the above proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.

### 28 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Tomkins policy in relation to financial risk management is discussed in the Financial Review on page 14. As permitted by FRS 13, short term debtors and creditors have been omitted from all disclosures other than the currency analysis. The disclosures also exclude the Company's preference shares (see note 22) and the financial guarantees (see note 27).

**Interest rate and currency profile at 3 January 2004:**

|  | Sterling £ million | US dollar £ million | Euro £ million | Canadian dollar £ million | Other £ million | Total £ million |
|---|---|---|---|---|---|---|
| **Financial assets** | | | | | | |
| Cash and deposits | 59.5 | 65.8 | 12.2 | 11.2 | 30.7 | 179.4 |
| Other | 0.2 | 19.6 | 0.2 | 8.5 | 0.7 | 29.2 |
|  | 59.7 | 85.4 | 12.4 | 19.7 | 31.4 | 208.6 |
| *Floating rate* | *59.7* | *57.9* | *12.3* | *19.2* | *26.5* | *175.6* |
| *Fixed rate* | *–* | *15.1* | *–* | *–* | *–* | *15.1* |
| *Interest free* | *–* | *12.4* | *0.1* | *0.5* | *4.9* | *17.9* |
| *Weighted average fixed interest rate (%)* | *–* | *9.0* | *–* | *–* | *–* | |
| *Weighted average period for which rate is fixed (years)* | *–* | *7.3* | *–* | *–* | *–* | |
| *Weighted average period for which no interest received (years)* | *–* | *–* | *–* | *–* | *–* | |
| **Financial liabilities** | | | | | | |
| Borrowings | (400.9) | (24.8) | (3.7) | (1.0) | (13.7) | (444.1) |
| Other | – | – | – | (1.7) | – | (1.7) |
|  | (400.9) | (24.8) | (3.7) | (2.7) | (13.7) | (445.8) |
| *Floating rate* | *(400.9)* | *(24.8)* | *(3.7)* | *(2.7)* | *(11.2)* | *(443.3)* |
| *Fixed rate* | *–* | *–* | *–* | *–* | *(2.5)* | *(2.5)* |
| *Interest free* | *–* | *–* | *–* | *–* | *–* | *–* |
| *Weighted average fixed interest rate (%)* | *–* | *–* | *–* | *–* | *10.2* | |
| *Weighted average period for which rate is fixed (years)* | *–* | *–* | *–* | *–* | *3.0* | |
| *Weighted average period for which no interest paid (years)* | *–* | *–* | *–* | *–* | *–* | |
| **Off balance sheet hedging contracts** | 333.0 | (217.7) | (43.3) | (55.3) | (16.7) | – |
| Net total | (8.2) | (157.1) | (34.6) | (38.3) | 1.0 | (237.2) |
| *Floating rate* | *(8.2)* | *(184.6)* | *(34.7)* | *(38.8)* | *(1.4)* | *(267.7)* |
| *Fixed rate* | *–* | *15.1* | *–* | *–* | *(2.5)* | *12.6* |
| *Interest free* | *–* | *12.4* | *0.1* | *0.5* | *4.9* | *17.9* |

## 28 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS continued

**Interest rate and currency profile at 31 December 2002:**

| | Sterling £ million | US dollar £ million | Euro £ million | Canadian dollar £ million | Other £ million | Total £ million |
|---|---|---|---|---|---|---|
| **Financial assets** | | | | | | |
| Cash and deposits | 97.9 | 173.0 | 22.0 | 16.4 | 33.7 | 343.0 |
| Other | 0.2 | 23.8 | 0.2 | – | 3.0 | 27.2 |
| | 98.1 | 196.8 | 22.2 | 16.4 | 36.7 | 370.2 |
| *Floating rate* | *97.8* | *171.9* | *21.9* | *16.1* | *27.3* | *335.0* |
| *Fixed rate* | *–* | *18.6* | *–* | *–* | *–* | *18.6* |
| *Interest free* | *0.3* | *6.3* | *0.3* | *0.3* | *9.4* | *16.6* |
| *Weighted average fixed interest rate (%)* | *–* | *9.0* | *–* | *–* | *–* | |
| *Weighted average period for which rate is fixed (years)* | *–* | *8.3* | *–* | *–* | *–* | |
| *Weighted average period for which no interest received (years)* | *–* | *–* | *–* | *–* | *–* | |
| **Financial liabilities** | | | | | | |
| Borrowings | (150.5) | (19.9) | (2.5) | – | (12.5) | (185.4) |
| *Floating rate* | *(150.5)* | *(19.7)* | *(2.5)* | *–* | *(10.7)* | *(183.4)* |
| *Fixed rate* | *–* | *–* | *–* | *–* | *(1.8)* | *(1.8)* |
| *Interest free* | *–* | *(0.2)* | *–* | *–* | *–* | *(0.2)* |
| *Weighted average fixed interest rate (%)* | *–* | *–* | *–* | *–* | *12.2* | |
| *Weighted average period for which rate is fixed (years)* | *–* | *–* | *–* | *–* | *1.4* | |
| *Weighted average period for which no interest paid (years)* | *–* | *3.3* | *–* | *–* | *–* | |
| **Off balance sheet hedging contracts** | 79.6 | (67.7) | (14.1) | (5.5) | 7.7 | – |
| Net total | 27.2 | 109.2 | 5.6 | 10.9 | 31.9 | 184.8 |
| *Floating rate* | *26.9* | *84.5* | *5.3* | *10.6* | *24.3* | *151.6* |
| *Fixed rate* | *–* | *18.6* | *–* | *–* | *(1.8)* | *16.8* |
| *Interest free* | *0.3* | *6.1* | *0.3* | *0.3* | *9.4* | *16.4* |

The above analysis is shown after taking account of interest rate hedging agreements, excluding interest rate swaps of £117.3 million used to manage the interest rate exposure on US dollar debt, on which the company receives floating and pays a weighted average fixed rate of 3.1 per cent over a weighted average period of 3.4 years. All other interest rate hedging agreements are included. Interest payments on floating rate assets and liabilities are determined mainly by reference to LIBOR in the relevant currency.

**Currency analysis**

The table below shows the Group's currency exposures that give rise to net currency gains and losses that are recognised in the profit and loss account. Such exposures comprise monetary assets and liabilities that are not denominated in the functional currency of the Group company involved.

The amounts shown below take into account the effect of any forward exchange contracts entered into to manage these currency exposures.

| | Net foreign currency monetary assets/(liabilities) | | | | | |
|---|---|---|---|---|---|---|
| | Sterling £ million | US dollar £ million | Euro £ million | Canadian dollar £ million | Other £ million | Total £ million |
| *At 3 January 2004:* | | | | | | |
| **Functional currency of Group operation** | | | | | | |
| Sterling | – | 1.6 | 7.6 | 0.1 | – | 9.3 |
| US dollar | (0.5) | – | (0.3) | (0.2) | (0.4) | (1.4) |
| Euro | 3.2 | 0.9 | – | – | 0.2 | 4.3 |
| Canadian dollar | (0.2) | (2.1) | 2.2 | – | 1.3 | 1.2 |
| Other | (3.3) | 3.2 | (1.0) | (0.3) | – | (1.4) |
| | (0.8) | 3.6 | 8.5 | (0.4) | 1.1 | 12.0 |
| *At 31 December 2002:* | | | | | | |
| **Functional currency of Group operation** | | | | | | |
| Sterling | – | 1.7 | 5.4 | – | – | 7.1 |
| US dollar | (0.5) | – | (0.1) | – | – | (0.6) |
| Euro | 0.2 | (2.4) | – | – | 0.1 | (2.1) |
| Canadian dollar | – | (0.8) | (0.1) | – | (0.1) | (1.0) |
| Other | (2.4) | (0.5) | (0.9) | – | – | (3.8) |
| | (2.7) | (2.0) | 4.3 | – | – | (0.4) |

## 28 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS continued

The table below shows the Group's currency exposures that give rise to net currency gains or losses that are dealt with in reserves in accordance with SSAP 20.

Net (debt)/funds comprise cash and deposits, borrowings and off balance sheet contracts. The borrowings and off balance sheet contracts shown against each currency are matched against the assets and liabilities of that currency under the requirements of SSAP 20 and to that extent produce no net gain or loss on translation into sterling for the purposes of the Group profit and loss account.

Net currency gains of £35 million (31 December 2002 – £2.3 million) relating to net (debt)/funds and foreign currency derivatives used to ensure that the Group's net borrowings are retained in proportion to the currencies in which the Group's net assets are denominated have been included in the foreign exchange translation movement in the profit and loss account.

| At 3 January 2004 | Net assets excluding net (debt)/funds £ million | Net (debt)/funds £ million | Net assets £ million |
|---|---|---|---|
| **Currency:** | | | |
| Sterling | (53.0) | (8.4) | (61.4) |
| US dollar | 623.5 | (176.7) | 446.8 |
| Euro | 103.0 | (34.8) | 68.2 |
| Canadian dollar | 204.2 | (45.1) | 159.1 |
| Other | 164.3 | 0.3 | 164.6 |
| | 1,042.0 | (264.7) | 777.3 |

| At 31 December 2002 (restated see note 23) | Net assets excluding net funds £ million | Net funds £ million | Net assets £ million |
|---|---|---|---|
| **Currency:** | | | |
| Sterling | (147.5) | 27.0 | (120.5) |
| US dollar | 772.4 | 85.4 | 857.8 |
| Euro | 113.5 | 5.4 | 118.9 |
| Canadian dollar | 52.5 | 10.9 | 63.4 |
| Other | 128.8 | 28.9 | 157.7 |
| | 919.7 | 157.6 | 1,077.3 |

### Maturity of borrowings
The maturity of the Group's borrowings is as follows:

| | 3 January 2004 £ million | 31 December 2002 £ million |
|---|---|---|
| Within one year | 30.2 | 17.3 |
| Between one and two years | 3.7 | 4.9 |
| Between two and five years | 5.0 | 5.4 |
| Over five years | 405.2 | 157.8 |
| | 444.1 | 185.4 |

### Undrawn committed facilities
The Group had the following undrawn committed facilities available, for which all conditions precedent had been met, which expire:

| | 3 January 2004 £ million | 31 December 2002 £ million |
|---|---|---|
| Between one and two years | 400.0 | – |
| Between two and three years | – | 400.0 |

On 9 February 2004 the Group entered into a new £400 million committed facility for a period of 5 years. The existing facility referred to above was terminated on the same date.

## 28 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS continued

### Fair values of financial instruments

Set out below is a comparison of current and book values of the Group's financial instruments by category.

| | 3 January 2004 | | 31 December 2002 | |
| --- | --- | --- | --- | --- |
| | Book value<br>£ million | Fair value<br>£ million | Book value<br>£ million | Fair value<br>£ million |
| **Assets/(liabilities)** | | | | |
| Financial instruments held or issued to finance the Group's operations: | | | | |
| Short term borrowings and current portion of long term borrowings | (30.2) | (30.2) | (17.3) | (17.3) |
| Long term borrowings | (413.9) | (434.7) | (168.1) | (183.8) |
| Cash and deposits | 179.4 | 179.4 | 343.0 | 343.0 |
| Other financial assets | 29.2 | 30.5 | 27.2 | 28.7 |
| Other financial liabilities | (1.7) | (1.7) | – | – |
| Financial instruments held to manage the interest rate and currency profile: | | | | |
| Derivatives to manage interest rate risk | 4.1 | 3.5 | 0.1 | 6.6 |
| Derivatives to manage currency transaction exposure | (0.1) | 0.1 | (0.6) | (2.1) |
| Derivatives to manage currency profile of net assets | 1.4 | 1.4 | 0.6 | 0.6 |

The fair value of short term borrowings is approximately equal to book value as they comprise mainly bank overdrafts which attract floating rates. Long term borrowings consist mainly of the £250 million and £150 million medium term notes, the fair values of which have been determined by reference to market rates. Deposits are held short term and mainly attract floating rates.

Foreign currency derivatives are used to ensure that the Group's net borrowings are retained in proportion to the currencies in which the Group's assets are denominated. These are marked to market and the resulting differences recognised, thereby avoiding significant divergence between book and fair values.

Where foreign currency cash flows generated by overseas investments have not been remitted to Tomkins plc at the time of dividend payment, forward contracts are used to ensure the currency profile of the Group is in line with policy.

### Fair value of preference shares

The above analysis excludes the details of the fair value of the preference shares. These preference shares are not traded on an organised market and fair values are therefore not readily available. Other details of the preference shares are given in note 22.

### Hedges of future transactions

Gains and losses on derivative instruments used for hedging purposes are not recognised until the exposure that is being hedged is recognised. The unrecognised gains and losses by category are set out below:

| | 3 January<br>2004<br>£ million | 31 December<br>2002<br>£ million |
| --- | --- | --- |
| Foreign exchange transaction exposure hedging: | | |
| Unrecognised gains | 0.8 | 0.2 |
| Unrecognised losses | (0.6) | (1.7) |
| | 0.2 | (1.5) |
| Interest rate hedging: | | |
| Unrecognised gains | 2.7 | 6.5 |
| Unrecognised losses | (3.3) | – |
| | (0.6) | 6.5 |
| | (0.4) | 5.0 |

Of the unrecognised gains and losses on foreign exchange transaction exposure hedging outstanding at 31 December 2002, all were realised in the year ended 3 January 2004.

Of the unrecognised gains and losses on foreign exchange transaction exposure hedging outstanding at 3 January 2004, all are expected to be realised in the year ending 31 December 2004.

The unrecognised gain on interest rate hedging at 31 December 2002 related to interest rate swaps used to hedge the Tomkins plc £150 million medium term note. At 31 December 2003 the gains and losses relate to interest rate swaps used to hedge the Tomkins plc £150 million medium term note, the Tomkins Finance plc £250 million medium term note, Forward Rate Agreements ("FRAs") and interest rate swaps to manage the interest rate risk on the Group's US dollar net debt.

### Credit risk

The Group manages its credit risk by dealing only with highly rated counterparties.

## 29 ACQUISITIONS AND DISPOSALS

### Acquisitions

Tomkins acquired the business, assets and liabilities of Stackpole Limited on 18 June 2003 for a cash consideration of Cdn$349.1 million (£153.1million). Provisional goodwill of £78.3 million arising on the acquisition was capitalised. The acquisition is included in the Industrial & Automotive group. Deferred consideration of £0.4 million in respect of a prior period acquisition made by the Air Systems Components group was paid during the year. Revisions to the fair value of assets acquired resulted in a reduction of £0.5 million in the related goodwill.

Details of all acquisitions, including the fair value adjustments made to the assets and liabilities acquired, are set out below:

| | Book value £ million | Accounting policy alignment £ million | Fair value adjustments £ million | Fair value to the Group £ million |
|---|---|---|---|---|
| Intangible fixed assets | 0.3 | – | (b)(0.3) | – |
| Tangible fixed assets | 62.5 | – | (c)8.2 | 70.7 |
| Stock | 5.5 | (a)(0.4) | – | 5.1 |
| Debtors | 18.3 | – | (d)7.3 | 25.6 |
| Creditors: amounts falling due within one year | (12.8) | – | (e)(2.5) | (15.3) |
| Creditors: amounts falling due after more than one year | – | – | (f)(7.0) | (7.0) |
| Current tax | (0.4) | – | – | (0.4) |
| Deferred tax | (9.9) | – | (g)(1.3) | (11.2) |
| Cash | 11.0 | – | – | 11.0 |
| Debt | (2.8) | – | – | (2.8) |
| Net assets | 71.7 | (0.4) | 4.4 | 75.7 |
| Goodwill capitalised (see note 12) | | | | 77.8 |
| Cash consideration | | | | 153.5 |

Acquisition costs included in the consideration are £2.0 million.
Notes:
(a) Alignment of stock carrying value and provisioning policies.
(b) Write off of intangibles.
(c) Revaluation of land and buildings and plant and equipment. The valuation was undertaken by external, qualified valuers and was assessed on an existing use or open market value basis.
(d) Mark to market valuation of outstanding foreign exchange contracts.
(e) Mark to market valuation of outstanding foreign exchange contracts and recognition of liabilities for leasehold property dilapidations.
(f) Recognition of pension liabilities at fair value.
(g) Deferred tax on fair value adjustments.

The profit after tax of Stackpole Limited for the year ended 31 December 2002 was £8.1 million, and the profit after tax for the period from 1 January 2003 to 17 June 2003 was £1.9 million after charging £1.4 million of exceptional costs related to the sale of the company.

Stackpole Limited contributed £10.5 million to net cash inflow from operating activities.

### Disposals

#### Industrial & Automotive

On 22 August 2003 Tomkins sold Gates Formed-Fibre Products, Inc., for a cash consideration of US$47.0 million (£29.7 million). There was a net gain on disposal of £3.5 million, after charging £8.9 million of goodwill previously written off to reserves and costs of £1.3 million.

#### Engineered & Construction Products

On 27 January 2003 Tomkins sold the business and assets of Milliken Valve Company Inc. for a cash consideration of US$7.3 million (£4.5 million), resulting in a gain on disposal of £2.5 million.

On 30 June 2003 Tomkins sold its 62.4% investment in the business and assets of Cobra Investments (Pty) Limited for a cash consideration of £7.4 million of which £1.7 million was deferred. £1.3 million of the deferred consideration has now been received. A loss of £24.3 million arose on the disposal, after charging £21.0 million of goodwill previously written off to reserves.

Net cash consideration of £1.6 million was received during the year, which related to disposals completed in previous years.

Costs of £0.2 million relating to the ongoing sale of companies were incurred during the year.

## 29 ACQUISITIONS AND DISPOSALS continued

**Disposals** continued

The total net assets disposed of in the year to 3 January 2004, the aggregate consideration and loss on disposal are set out below:

|  | £ million |
|---|---:|
| **Total net assets sold** | |
| Tangible fixed assets | 14.2 |
| Investment in associates | 0.3 |
| Stock | 13.9 |
| Debtors | 17.4 |
| Creditors | (7.4) |
| Provisions | (0.7) |
| Tax | (1.5) |
| Deferred tax | (0.8) |
| Net cash | 1.3 |
| Minority interests | (6.5) |
| Net assets | 30.2 |
| Goodwill | 29.9 |
|  | 60.1 |
| **Aggregate consideration** | |
| Cash | (41.5) |
| Deferred consideration | (0.4) |
| Provision for costs arising on disposal | 0.3 |
|  | (41.6) |
| Loss on disposal | 18.5 |

## 30 POST BALANCE SHEET EVENT

On 30 January 2004 and 31 January 2004 respectively, the business and assets of Hattersley Newman Hender Limited, and Pegler Limited were sold for a combined cash consideration of £13.0 million of which £5.8 million is deferred. This will result in a loss on disposal of £72.9 million, after costs, including recycled goodwill of £51.4 million.

## 31 PRINCIPAL TRADING SUBSIDIARIES AND ASSOCIATES

The principal businesses are wholly owned and registered in England and Wales, unless otherwise stated. A complete list of subsidiary and associated undertakings is filed with the Company's Annual Return.

### INDUSTRIAL & AUTOMOTIVE

**Formflo Limited**
Powertrain components, systems and assemblies

**Gates GmbH**
Belts *Germany*

**Gates SA**
Belts, hose and couplings
*France*

**Gates Argentina SA**
Belt and hose distributor
*Argentina*

**Gates Australia Pty Ltd**
Belt and hose distributor
*Australia*

**Gates do Brasil Industria e Comercio Ltda**
Belts and hose *Brazil*

**Gates Canada Inc**
Belts and hose *Canada*

**Gates Europe NV**
Belts and hose *Belgium*

**Gates (India) Private Ltd**
Hose *India*

**Gates Korea Company Ltd**
(ordinary shares – 51% owned)
Belts *Korea*

**Gates Nitta Belt Company (Suzhou) Ltd**
(ordinary shares – 51% owned)
Belts *China*

**Gates Polska S.p.z.o.o.**
Belts *Poland.*

**The Gates Rubber Company**
Belts and hose *US*

**Gates Rubber Company (NSW) Pty Ltd**
Hose *Australia*

**Gates Rubber Company (Singapore) Pte Ltd**
Hose distributor
*Singapore*

**Gates Rubber de Mexico SA de CV**
Belts and hose *Mexico*

**Gates (U.K.) Ltd**
Belts and couplings
*Scotland*

**Gates Unitta Asia Company Ltd**
(ordinary shares – 51% owned)
Belts *Japan*

**Gates Unitta Asia Trading Company Pte Ltd**
(ordinary shares – 51% owned)
Belts *Singapore*

**Gates Unitta (Thailand) Company Ltd**
Belts *Thailand*

**Gates Vulca SA**
Belts and hose *Spain*

**Ideal**
Hose clamps *US*

**Ideal International SA\***
(ordinary shares – 40% owned)
Hose clamps *Mexico*

**Plews/Edelmann**
Lubrication tools *US*

**Schrader-Bridgeport International Inc**
Valves and fittings US

**Schrader Bridgeport Brasil Ltda**
Valves and fittings *Brazil*

**Schrader Duncan Ltd\***
(ordinary shares – 50% owned)
Valves and fittings *India*

**Schrader Electronics Ltd**
Automotive electronics
*Northern Ireland*

**Schrader SA**
Valves and fittings *France*

**Stackpole Limited**
Powertrain components, systems and assemblies *Canada*

**Standard-Thomson Corporation**
Automotive thermostats *US*

**Stant Manufacturing, Inc**
Automotive closure caps *US*

**Trico Ltd**
Wiper blades and systems

**Trico Latinoamericana, SA**
Wiper blades and systems
*Argentina*

**Trico Products Corporation**
Wiper blades and systems *US*

**Trico Pty Ltd**
Wiper blades and systems
*Australia*

### AIR SYSTEMS COMPONENTS

**Air System Components LP**
Heating, ventilating and air conditioning components *US*

**Hart & Cooley Inc**
Heating, ventilating and air conditioning components *US*

**Ruskin Company**
Air, fire and smoke dampers, louvres and fibreglass products *US*

**Ruskin Air Management Ltd**
Air handling products and louvred windows

**Ruskin (Thailand) Co., Ltd**
Commercial and industrial air, fire/smoke, and control dampers
*Thailand*

### ENGINEERED & CONSTRUCTION PRODUCTS

**Aquatic Industries Inc**
Whirlpools *US*

**Dearborn Mid-West Conveyor Company**
Heavy duty conveyor systems for OEM plants *US*

**Dexter Axle Company Inc**
Manufactured housing, mobile home and trailer products *US*

**Lasco Bathware Inc**
Fibreglass and acrylic baths and whirlpools *US*

**Lasco Fittings Inc**
PVC pipe fittings *US*

**Mayfran International Inc**
Conveyor systems for industrial plants *US*

**Mayfran Europe**
Conveyor systems for industrial plants *The Netherlands*

**Philips Products Inc**
Aluminium, wood and vinyl windows, vinyl clad steel doors and ventilating devices *US*

**Olympus (Ormskirk) Limited (formerly Hattersley Newman Hender Ltd)+**
Cast iron and bronze valves

*Sold post year end:*
**Pegler Ltd+**
Non-ferrous taps (faucets), valves and plumbing fittings

+ Directly owned by Tomkins plc
* Associated undertaking

## RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (UNAUDITED)

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United Kingdom ("UK GAAP") which differ in certain respects from accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the material adjustments to profit attributable to shareholders and shareholders' equity determined in accordance with UK GAAP, necessary to reconcile to net income and shareholders' equity determined in accordance with US GAAP.

### Reconciliation from UK GAAP to US GAAP

| | Notes | 3 January 2004 12 months £ million | 31 December 2002 12 months £ million | 31 December 2002 8 months £ million |
|---|---|---|---|---|
| **Profit attributable to shareholders** | | | | |
| Net income before preference dividend under UK GAAP | | 171.8 | 184.0 | 117.8 |
| US GAAP adjustments: | | | | |
| Goodwill amortisation | a | 11.9 | (1.8) | 6.8 |
| Goodwill impairment | a | (30.0) | (30.9) | (30.9) |
| Reversal of UK provision for impairment | a | 51.4 | – | – |
| Intangibles amortisation | b | (1.6) | (0.3) | (0.1) |
| Valuation of net assets acquired in a business combination | c | (0.2) | – | – |
| Gain/(loss) on disposal of operations | d | 22.6 | 1.0 | (2.5) |
| Pension costs | e | 3.4 | 10.4 | 6.8 |
| Share options | f | (4.0) | 2.2 | 3.7 |
| Capitalised interest | g | 2.2 | 3.4 | 2.2 |
| Deferred income tax | h | (2.1) | (3.8) | (4.5) |
| Derivatives | i | 29.5 | 0.8 | 10.5 |
| Restructuring costs | j | 13.0 | – | – |
| Net income under US GAAP before cumulative effect of adopting SFAS 142 | | 267.9 | 165.0 | 109.8 |
| Cumulative effect of adopting SFAS 142 | a | – | (32.7) | (32.7) |
| Net income under US GAAP | | 267.9 | 132.3 | 77.1 |

| | | $ million | $ million | $ million |
|---|---|---|---|---|
| Net income under US GAAP expressed in US dollars at an average exchange rate of £1 = $1.6306 | | | | |
| (December 2002 12 months £1 = $1.4984 and December 2002 8 months £1 = $1.5335) | | 436.8 | 198.2 | 118.2 |
| Differences arising from use of average exchange rate versus actual exchange rate | | (6.0) | (1.0) | 0.6 |
| | | 430.8 | 197.2 | 118.8 |

| | Notes | 3 January 2004 £ million | 31 December 2002 (restated) £ million |
|---|---|---|---|
| **Shareholders' equity** | | | |
| Shareholders' equity under UK GAAP | | 744.0 | 1,039.3 |
| US GAAP adjustments: | | | |
| Goodwill (net) | a | 728.9 | 863.5 |
| Intangibles (net) | b | 24.5 | 6.0 |
| Pension liabilities | e | (127.0) | (173.9) |
| Share options | f | 0.7 | 0.7 |
| Capitalised interest (net) | g | 13.5 | 12.8 |
| Dividends | k | 57.2 | 61.9 |
| Deferred income tax | h | 54.6 | 69.6 |
| Derivatives | i | (0.5) | 5.0 |
| Restructuring costs | j | 13.0 | – |
| Redeemable convertible cumulative preference shares | l | – | (386.3) |
| Shareholders' equity under US GAAP | | 1,508.9 | 1,498.6 |

| | | $ million | $ million |
|---|---|---|---|
| Shareholders' equity under US GAAP expressed in US dollars at a closing exchange rate of £1 = $1.7901 (December 2002 £1 = $1.6099) | | 2,701.1 | 2,412.6 |

Certain reclassifications have been made to the prior period amounts to conform with the current period's presentation.

**Restatement of shareholders' equity for the year ended 31 December 2002**

In the year ended 3 January 2004, the Company corrected an error in the previously reported adjustment from UK GAAP to US GAAP in respect of pension obligations. Accordingly, shareholders' equity on a US GAAP basis has been restated as shown below:

|  | 31 December 2002 £ million |
| --- | --- |
| Shareholders' equity in accordance with US GAAP as previously reported | 1,514.8 |
| Restatement adjustment | (16.2) |
| Shareholders' equity in accordance with US GAAP as restated | 1,498.6 |

There was no impact on US GAAP net income as previously reported for any of the periods presented.

## DESCRIPTION OF DIFFERENCES FROM ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED KINGDOM

### (a) Goodwill

Goodwill arising on acquisitions subsequent to 3 May 1998 is capitalised and amortised through the profit and loss account over its estimated useful economic life which is estimated not to exceed a maximum of 20 years. Goodwill arising on acquisitions made on or before 2 May 1998 was charged directly to reserves and is recaptured through the profit and loss on disposal. Under US GAAP, effective 1 May 2002 Tomkins adopted US Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets". This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and requires that goodwill and some intangibles no longer be amortised on a recurring basis. Instead, goodwill and intangible assets with an indefinite life are subject to an initial impairment test and an annual impairment test thereafter. As of 1 May 2002, Tomkins had goodwill with a net carrying value of approximately £1,200 million that was subject to the transition provision of SFAS No. 142. Tomkins performed the required impairment tests of goodwill as of 1 May 2002 and determined that a total goodwill impairment of £32.7 million should be recorded. Additionally, an annual impairment test has also been completed as of 31 December 2002 and 3 January 2004. These reviews resulted in an additional total goodwill impairment of £30.9 million and £30.0 million respectively. In the future, the annual impairment test will be performed by the Group as of 31 December.

### (b) Recognition of intangibles arising on a business combination

Under UK GAAP, intangible assets, other than goodwill, may only be separately recognised in a business combination if they can be disposed of separately from the business of the entity and their value can be reasonably estimated.

Under US GAAP, intangible assets arising on a business combination should be recognised (i) if they arise from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other legal rights or obligations) or (ii) they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or otherwise exchanged.

### (c) Valuation of net assets acquired in a business combination

Under US GAAP manufactured stock acquired in business combinations is recorded at estimated selling price less future disposal costs (and a reasonable profit allowance) whereas it is recognised at replacement cost under UK GAAP.

### (d) Disposal of operations

The gain or loss on the disposal of operations is a result of the difference in values between assets and liabilities disposed of under UK GAAP and under US GAAP. The majority of the difference arises from the differing treatment of goodwill.

### (e) Pension costs

In Tomkins consolidated financial statements, pension costs are accounted for in accordance with UK Statement of Standard Accounting Practice No. 24 "Accounting for Pension Costs", with costs being charged to income over employees' estimated working lives. Under US GAAP, pension costs are determined in accordance with the requirements of SFAS No. 87 – "Employers' Accounting for Pensions" and SFAS No. 88 – "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". Key differences between the UK and US GAAP figures arise from the requirement to use different methods and assumptions for valuing scheme assets and a different method of amortising surpluses or deficits.

Under UK GAAP, the effect of the variations in cost can be accumulated at successive valuations and amortised on an aggregate basis. Under US GAAP, the amortisation of the transition asset and the costs of past service benefit improvements are separately tracked: experience gains/losses are dealt with on an aggregate basis but amortised only if outside a 10 per cent corridor. UK GAAP allows measurements of plan assets and liabilities to be based on the result of the latest actuarial valuation, whereas US GAAP requires measurement of plan assets and liabilities to be made at the date of the financial statements or up to three months prior to that date. US GAAP also requires that a minimum pension liability must be recorded for the amount by which the plan is under funded (ignoring projected future salary increases). A corresponding amount is recorded as an intangible asset, to the extent of unrecognised prior service cost, and the balance is recorded in other comprehensive income, net of tax.

### (f) Share options

Under UK GAAP, the difference between the exercise price and the market price of the shares at the grant date is recorded as compensation expense in the income statement. Under US GAAP, stock based compensation is accounted for in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, the Company recognises compensation expense for the difference between the exercise price and market price at the measurement date over the vesting period. The measurement date is the first date on which the employer knows the number of shares that an employee is entitled to receive and the exercise price is known. Where the measurement date occurs after the grant date, as in the case of performance related options, compensation cost is recorded over the vesting period for the difference between the share price at the balance sheet date and the exercise price and is adjusted in subsequent periods up to the measurement date. Where the performance condition is such that management cannot make a reasonable estimate because the company cannot control the outcome of the performance conditions, such as the achievement of a target share price, no compensation cost is recognised until the performance condition is satisfied.

Under UK GAAP, the compensation costs relating to share options granted to employees under annual bonus plans that vest in future periods are recognised on the grant date. Under US GAAP, the compensation cost relating to such grants are recognised over the future vesting period.

### (g) Capitalisation of interest
In Tomkins consolidated financial statements, interest expense is not capitalised. To comply with US GAAP, the estimated amount of interest expense incurred while constructing major projects is included in fixed assets and amortised over the estimated useful lives of the related assets. The amount of interest capitalised is determined by reference to the average interest rate on outstanding borrowings.

### (h) Deferred income tax
In Tomkins consolidated financial statements, deferred tax is provided in full on all liabilities. Deferred tax assets are recognised to the extent it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted, and for this purpose Tomkins considers only future periods for which forecasts are prepared. Under US GAAP, deferred taxes are provided for all temporary differences on a full asset and liability basis. A valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will not be realised. The look forward period is not limited to the period for which forecasts are prepared.

### (i) Derivative instruments
Tomkins has entered into derivative financial instrument contracts in order to reduce exposure to foreign exchange risk and interest rate movements. Under UK GAAP , where there are derivative instruments that qualify as a hedge, gains and losses are deferred and recognised in the profit and loss account, or as adjustments to the carrying amount of assets and liabilities, only when the hedged transaction has itself settled and been reflected in the Group's accounts. If an instrument ceases to be accounted for as a hedge, the instrument is marked to market and any resulting profit or loss recognised at that time. Derivatives entered into to hedge the net investment in overseas entities are recorded directly to shareholders' equity. Under US GAAP, derivative instruments are not regarded as hedges and any unrealised gains or losses arising at the period end are taken to income. Derivatives entered into to hedge the net investment in overseas entities do not qualify as a hedge under US GAAP and any gains or losses are charged to the income statement.

### (j) Restructuring costs
In Tomkins consolidated financial statements, restructuring costs are recognised when there is an unavoidable obligation as a result of a past event and a reliable estimate of the obligation can be made. Under US GAAP, restructuring costs and one time termination benefits are recognised as incurred.

### (k) Ordinary dividends
In Tomkins consolidated financial statements, ordinary dividends are provided for in the period in respect of which they are proposed on the basis of the recommendation made by the directors. Under US GAAP, ordinary dividends are not provided for until formally declared.

### (l) Redeemable convertible cumulative preference shares
In Tomkins consolidated financial statements, redeemable convertible cumulative preference shares are considered to be part of shareholders' equity. Under US GAAP, redeemable convertible cumulative preference shares are classified outside of shareholders' equity and not included in any presentation total of shareholders' equity in the balance sheet.

### (m) Earnings per share
The earnings per share calculated under UK GAAP does not include the gain arising on the redemption of the redeemable convertible cumulative preference shares. Under US GAAP, this gain is included in the net earnings available to common shareholders in the calculation of earnings per share.

## PRESENTATION AND CLASSIFICATION DIFFERENCES

In addition to the recognition and measurement differences between UK and US GAAP there are a number of differences in the manner in which amounts are presented and classified in the accounts. The principal presentation and classification differences are summarised below:

### (1) Balance sheet and profit and loss account presentation

**General**

The format of a balance sheet prepared in accordance with UK GAAP differs in certain respects from US GAAP. UK GAAP requires assets to be presented in ascending order of liquidity in accordance with the requirements of the Companies Act 1985, whereas under US GAAP assets are presented in descending order of liquidity. In addition current assets under UK GAAP include amounts that fall due after more than one year, whereas under US GAAP such assets are classified as non-current assets.

**Pensions**

Under UK GAAP assets and liabilities relating to different plans are not offset in presentation. Under US GAAP, assets and liabilities of different plans are offset in presentation.

**Exceptional items**

UK GAAP requires profits and losses in relation to the disposal of fixed assets to be shown separately on the face of the profit and loss account below operating profit. In addition, items that result from the ongoing activities of the business but are significant because of their size or nature may be separately highlighted on the face of the profit and loss account. Under US GAAP, the items described above are included in operating income. Items that form part of operating activities and are significant in size or nature may be separately highlighted on the face of the profit and loss account or in the accompanying notes.

**Discontinued operations**

Under UK GAAP, discontinued operations are defined as those where the sale or termination is completed either in the period or before the earlier of three months after the year end or the date of approval of the financial statements. The disposal must have a material effect on the nature of operations resulting from its withdrawal from a particular market or from a material reduction in turnover from continuing markets. Sales and operating profit are disclosed separately on the face of the profit and loss account. Assets and liabilities are not separately distinguished. Under US GAAP, the results of a component of an entity that has been disposed of or is classified as held for sale are separately reported in a single caption. Furthermore the assets and liabilities of a disposal group classified as held for sale are presented separately in the balance sheet.

### (2) Consolidated statement of cash flow

The consolidated statement of cash flow prepared under UK GAAP presents substantially the same information as that required under US GAAP. Cash flow under UK GAAP represents increases or decreases in "cash," which comprises cash in hand, deposits repayable on demand and bank overdrafts. Under US GAAP, cash flow represents increases or decreases in "Cash and Cash Equivalents", which includes short-term, highly liquid investments with original maturities of less than three months, and excludes overdrafts.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investment and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends, management of liquid resources and financing activities. Under US GAAP, only three categories of cash flow activity are presented, being cash flows relating to operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance are, with the exception of servicing of shareholder finance, included as operating.

## CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following is condensed consolidated financial information presented in accordance with US GAAP, which reflects the reconciliation adjustments and the presentation and classification differences discussed above. This financial information is presented in US dollars using the current rate method. Accordingly, assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect at the balance sheet date. Revenues and expenses are translated at the exchange rate at the dates on which those elements are recognised or at an appropriately weighted average exchange rate for the period. Differences arising from the translation are recorded in accumulated other comprehensive income.

## SUPPLEMENTAL FINANCIAL INFORMATION IN US DOLLARS UNDER US GAAP

### CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT
Prepared under accounting principles generally accepted in the United States of America (unaudited)

| | Notes | 3 January 2004 12 months $ million | 31 December 2002 12 months $ million | 31 December 2002 8 months $ million |
|---|---|---|---|---|
| **Net sales** | A | 4,795.3 | 4,451.9 | 2,962.6 |
| Cost of sales | | (3,410.7) | (3,152.8) | (2,088.0) |
| **Gross profit** | | 1,384.6 | 1,299.1 | 874.6 |
| Selling, general and administrative expenses | | (1,024.1) | (902.8) | (619.4) |
| Restructuring costs | | (20.9) | (66.7) | (46.6) |
| **Operating income from continuing operations** | A | 339.6 | 329.6 | 208.6 |
| Interest income | | 15.2 | 52.4 | 26.7 |
| Interest expense | | (30.2) | (46.3) | (25.3) |
| Other income, net | | 54.8 | 1.2 | 16.1 |
| **Income from continuing operations before taxes, minority interest, equity in net income of associates and cumulative effect of change in accounting principle** | | 379.4 | 336.9 | 226.1 |
| Income taxes | | 75.8 | (59.6) | (38.7) |
| **Income from continuing operations before minority interest, equity in net income of associates and cumulative effect of change in accounting principle** | | 455.2 | 277.3 | 187.4 |
| Minority interest in net income | | (12.4) | (10.3) | (8.1) |
| Equity in net income/(loss) of associates | | 0.7 | (0.9) | 0.6 |
| **Income from continuing operations before cumulative effect of change in accounting principle** | | 443.5 | 266.1 | 179.9 |
| Loss from discontinued operations, net of tax of $0.5m, ($1.2m), ($1.2m) | | (73.3) | (16.4) | (13.0) |
| Gain/(loss) on disposal of discontinued operations, net of tax of $0.8m, ($13.2m), ($13.2m) | | 60.6 | (5.2) | (0.8) |
| **Income before cumulative effect of change in accounting principle** | | 430.8 | 244.5 | 166.1 |
| Cumulative effect of change in accounting principle, net of tax of $nil, ($nil), ($nil) | C | – | (47.3) | (47.3) |
| **Net income** | | 430.8 | 197.2 | 118.8 |
| Gain on redemption of redeemable convertible cumulative preference shares | | 17.4 | – | – |
| Preference dividends | | (47.1) | (51.6) | (37.5) |
| **Net income attributable to common shareholders** | | 401.1 | 145.6 | 81.3 |
| | | | | |
| **Net income per common share** | | | | |
| *Basic* | | | | |
| **Income from continuing operations before cumulative effect of change in accounting principle** | | 53.67c | 27.84c | 18.47c |
| Loss from discontinued operations | | (9.51c) | (2.13c) | (1.69c) |
| Gain/(loss) on disposal of discontinued operations | | 7.86c | (0.67c) | (0.10c) |
| **Income before cumulative effect of change in accounting principle** | | 52.02c | 25.04c | 16.68c |
| Cumulative effect of change in accounting principle | | – | (6.14c) | (6.14c) |
| **Net income** | B | 52.02c | 18.90c | 10.54c |
| *Diluted* | | | | |
| **Income from continuing operations before cumulative effect of change in accounting principle** | | 46.49c | 26.71c | 18.05c |
| Loss from discontinued operations | | (7.68c) | (1.65c) | (1.30c) |
| Gain/(loss) on disposal of discontinued operations | | 6.35c | (0.52c) | (0.08c) |
| **Income before cumulative effect of change in accounting principle** | | 45.16c | 24.54c | 16.67c |
| Cumulative effect of change in accounting principle | | – | (4.75c) | (4.75c) |
| **Net income** | B | 45.16c | 19.79c | 11.92c |

## CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Prepared under accounting principles generally accepted in the United States of America (unaudited)

| | 3 January 2004 12 months $ million | 31 December 2002 12 months $ million | 31 December 2002 8 months $ million |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net income | **430.8** | 197.2 | 118.8 |
| Depreciation and amortisation | **202.5** | 197.6 | 121.0 |
| Impairment of goodwill | **12.5** | 30.1 | 30.1 |
| Deferred income taxes | **(14.5)** | (12.0) | (1.1) |
| Unremitted equity (earnings)/losses | **(1.1)** | 0.6 | (0.6) |
| Loss from discontinued operations | **73.3** | 16.4 | 13.0 |
| (Gain)/loss on disposal of business | **(60.6)** | 5.2 | 0.8 |
| Cumulative effect of change in accounting principle | **–** | 47.3 | 47.3 |
| (Gain)/loss on sale of businesses and properties | **–** | (0.3) | 1.2 |
| Impairment of fixed asset investment | **0.7** | – | – |
| Minority interest | **12.4** | 12.1 | 8.1 |
| Stock compensation | **9.1** | (2.2) | (5.1) |
| Change in current taxes | **(109.1)** | (11.4) | (49.0) |
| (Increase)/decrease in accounts receivable | **(35.4)** | 42.7 | 80.8 |
| Decrease/(increase) in prepaid expenses and other assets | **13.2** | (7.8) | (37.3) |
| (Increase)/decrease in inventory | **(9.8)** | 14.4 | (45.2) |
| Increase/(decrease) in accounts payable | **17.9** | 3.4 | (31.0) |
| Decrease in accrued liabilities | **(4.4)** | (21.0) | (19.2) |
| **Net cash provided by operating activities** | **537.5** | 512.3 | 232.6 |
| **Cash flows from investing activities** | | | |
| Payments to acquire fixed assets | **(213.0)** | (219.8) | (152.6) |
| Proceeds from disposal of fixed assets | **32.0** | 16.5 | 12.6 |
| Proceeds from the sale of subsidiaries | **64.0** | 91.2 | 82.7 |
| Investment in subsidiaries, net of cash acquired | **(240.0)** | (18.1) | (17.7) |
| Dividends received from associated undertakings | **0.8** | 0.9 | 0.8 |
| Other (net) | **–** | (0.1) | (0.2) |
| **Net cash used in investing activities** | **(356.2)** | (129.4) | (74.4) |
| **Cash flows from financing activities** | | | |
| Bank loans repayment | **(83.8)** | (217.4) | (84.2) |
| Bank loans drawdown | **498.0** | – | 1.8 |
| Buy back of shares | **–** | (0.3) | – |
| Issuance of ordinary shares | **1.1** | 3.1 | 1.7 |
| Redemption of redeemable convertible cumulative preference shares | **(603.3)** | – | – |
| Payments to acquire treasury stock | **(4.1)** | – | – |
| Dividend payments | **(210.8)** | (212.1) | (138.4) |
| (Repayment of capital to)/investment by minority shareholder | **(1.3)** | 12.3 | 4.9 |
| Other (net) | **–** | (9.1) | – |
| **Net cash used in financing activities** | **(404.2)** | (423.5) | (214.2) |
| Net cash (used)/provided by discontinued operations | **(11.1)** | 16.4 | (1.5) |
| Effect of exchange rate changes on cash and cash equivalents | **2.9** | 32.8 | 30.3 |
| **Net (decrease)/increase in cash and cash equivalents** | **(231.1)** | 8.6 | (27.2) |
| **Cash and cash equivalents at beginning of year** | **552.2** | 543.6 | 579.4 |
| **Cash and cash equivalents at end of year** | **321.1** | 552.2 | 552.2 |
| **Supplemental schedule of investing and financing activities:** | | | |
| Cash paid during the year for interest | **(32.3)** | (55.7) | (42.0) |
| Cash paid during the period for income taxes | **(97.8)** | (131.7) | (103.4) |
| Non-cash investing and financing activities: | | | |
| Capital lease additions | **(7.0)** | – | – |

# SUPPLEMENTAL FINANCIAL INFORMATION IN US DOLLARS UNDER US GAAP
continued

## CONDENSED CONSOLIDATED BALANCE SHEET
Prepared under accounting principles generally accepted in the United States of America (unaudited)

| | 3 January 2004 $ million | 31 December 2002 (restated) $ million |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | 321.1 | 552.2 |
| Accounts receivable (net) | 660.4 | 660.4 |
| Inventories (net) | 633.2 | 622.2 |
| Deferred income taxes | 77.8 | 54.9 |
| Prepayments and other assets | 167.9 | 175.3 |
| Assets held for sale | 187.4 | 22.9 |
| **Total current assets** | 2,047.8 | 2,087.9 |
| **Long term assets** | | |
| Property, plant and equipment | 1,377.7 | 1,270.2 |
| Goodwill | 1,706.7 | 1,661.3 |
| Intangible assets | 44.2 | 9.7 |
| Deferred income taxes | 122.4 | 125.6 |
| Other long term assets | 41.3 | 47.9 |
| **Total assets** | 5,340.1 | 5,202.6 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current liabilities** | | |
| Bank loans | 54.1 | 27.9 |
| Accounts payable | 332.1 | 321.2 |
| Other current liabilities | 407.6 | 409.9 |
| Taxes payable | 290.7 | 384.4 |
| Deferred income taxes | 0.4 | 1.8 |
| Liabilities related to assets held for sale | 73.9 | 1.1 |
| **Total current liabilities** | 1,158.8 | 1,146.3 |
| **Long term liabilities** | | |
| Bank loans | 740.9 | 270.6 |
| Pension obligations | 291.1 | 337.8 |
| Post retirement obligations other than pensions | 292.0 | 295.9 |
| Deferred income taxes | 47.6 | – |
| Other long term liabilities | 49.0 | 56.3 |
| **Total liabilities** | 2,579.4 | 2,106.9 |
| Redeemable convertible cumulative preference shares, par value $50; authorised shares – 25,200,000; issued and outstanding shares – nil (31 December 2002 – 12,438,282) | – | 621.9 |
| **Minority interest** | 59.6 | 61.2 |
| **Shareholders' equity** | | |
| Common stock, par value 5p; authorised shares – 1,585,164,220; issued and outstanding shares – 773,262,360 (31 December 2002 – 772,973,339) | 69.3 | 62.3 |
| Convertible cumulative preferred stock, par value $50; authorised shares – 13,920,000; issued and outstanding shares – 10,506,721 (31 December 2002 – 10,507,478) | 603.6 | 542.9 |
| Treasury stock | (11.5) | (6.6) |
| Additional paid-in capital | 194.4 | 161.5 |
| Retained earnings | 1,543.2 | 1,930.8 |
| Restricted reserves | 826.8 | 107.2 |
| Accumulated other comprehensive loss | (524.7) | (385.5) |
| **Total shareholders' equity** | 2,701.1 | 2,412.6 |
| **Total liabilities and shareholders' equity** | 5,340.1 | 5,202.6 |

## NOTES TO THE YEAR ENDED 3 JANUARY 2004 CONDENSED FINANCIAL STATEMENTS
Prepared under accounting principles generally accepted in the United States of America (unaudited)

### A) Analysis by business segment

| | 3 January 2004 12 months $ million | 31 December 2002 12 months $ million | 31 December 2002 8 months $ million |
|---|---|---|---|
| **Net sales** | | | |
| Industrial & Automotive | **3,172.7** | 2,810.7 | 1,877.6 |
| Air Systems Components | **730.3** | 749.8 | 499.5 |
| Engineered & Construction Products | **892.3** | 891.4 | 585.5 |
| | **4,795.3** | 4,451.9 | 2,962.6 |
| **Operating income from continuing operations before goodwill amortisation and impairment** | | | |
| Industrial & Automotive | **235.6** | 223.7 | 126.6 |
| Air Systems Components | **61.1** | 65.6 | 39.3 |
| Engineered & Construction Products | **100.9** | 114.6 | 89.4 |
| Central Costs | **(45.5)** | (26.5) | (16.6) |
| | **352.1** | 377.4 | 238.7 |
| Goodwill amortisation | **–** | (17.7) | – |
| Goodwill impairment | **(12.5)** | (30.1) | (30.1) |
| | **339.6** | 329.6 | 208.6 |

Tomkins adopted SFAS No. 142 with effect from 1 May 2002. As a result there was no goodwill amortisation charged to operating profit in the twelve months ended 3 January 2004 under US GAAP, whilst the twelve months ended 31 December 2002 included goodwill amortisation of $17.7 million (eight months ended 31 December 2002 – $nil). For the twelve months ended 3 January 2004 there was a goodwill impairment charge of $53.9 million (eight months and twelve months ended 31 December 2002 – $49.7 million), following the initial impairment charge on adoption of the standard discussed in note C. $41.4 million (eight months and twelve months ended 31 December 2002 – $19.6 million) of this impairment relates to discontinued operations, and therefore is not included in operating profit from continuing operations.

### B) Net income per common share
Basic net income per common share is calculated on net income attributable to common shareholders of $401.1 million (December 2002 (12 months) – $145.6 million and December 2002 (8 months) – $81.3 million), representing the net income for the period after adjusting for the preference dividend of $47.1 million (December 2002 (12 months) – $51.6 million and December 2002 (8 months) – $37.5 million), and on 771,037,499 ordinary shares being the weighted average in issue during the period (December 2002 (12 months) – 770,569,165 and December 2002 (8 months) – 770,927,221).

Diluted net income per common share is calculated on an adjusted weighted average number of ordinary shares of 953,988,852 (December 2002 (12 months) – 996,233,827 and December 2002 (8 months) – 996,606,935) after allowing for the exercise of 2,034,111 share options (December 2002 (12 months) – 1,470,913 and December 2002 (8 months) – 1,498,374) and is calculated on net income of $430.8 million (December 2002 (12 months) – $197.2 million and December 2002 (8 months) – $118.8 million). The weighted average number of shares also allows for the conversion of preference shares equating to 180,917,242 ordinary shares for the year ended 3 January 2004 (December 2002 (12 months) – 224,193,749 and December 2002 (8 months) – 224,181,340) and income was adjusted for the preference dividend of $47.1 million (December 2002 (12 months) – $51.6 million and December 2002 (8 months) – $37.5 million) and the gain on redemption of the redeemable convertible cumulative preference shares of $17.4 million.

### C) Changes of accounting principle
#### SFAS No. 142, "Goodwill and Other Intangible Assets"
With effect from 1 May 2002, Tomkins adopted SFAS No. 142, which requires, inter alia, that goodwill should no longer be amortised but should be subject to an impairment review initially on adoption of the standard and, thereafter, at least on an annual basis.

As a result of the initial impairment review, an impairment loss of £32.7 million ($47.3 million) was recognised as a cumulative effect of change in accounting principle on 1 May 2002. Since the initial impairment review, further impairment losses of £30.0 million ($53.9 million) (31 December 2002 – £30.9 million ($49.7 million)) have been recognised.

## ADDITIONAL FINANCIAL INFORMATION
For the year ended 3 January 2004

| | Industrial & Automotive £ million | Air Systems Components £ million | Engineered & Construction Products £ million | Central costs £ million | Total £ million |
|---|---|---|---|---|---|
| **Turnover** | | | | | |
| Continuing operations | **1,977.2** | **447.9** | **648.2** | **–** | **3,073.3** |
| Discontinued operations | **–** | **–** | **77.1** | **–** | **77.1** |
| | **1,977.2** | **447.9** | **725.3** | **–** | **3,150.4** |
| Continuing operations | | | | | |
| Operating profit before operating exceptional items and goodwill amortisation | **189.9** | **42.3** | **63.3** | **(24.0)** | **271.5** |
| Operating exceptional items | **(20.7)** | **(4.1)** | **(0.7)** | **–** | **(25.5)** |
| Operating profit before goodwill amortisation | **169.2** | **38.2** | **62.6** | **(24.0)** | **246.0** |
| Discontinued operations | | | | | |
| Operating profit before operating exceptional items and goodwill amortisation | **–** | **–** | **0.3** | **–** | **0.3** |
| Operating exceptional items | **–** | **–** | **(10.4)** | **–** | **(10.4)** |
| Operating profit before goodwill amortisation | **–** | **–** | **(10.1)** | **–** | **(10.1)** |
| Total operating profit before operating exceptional items and goodwill amortisation | **189.9** | **42.3** | **63.6** | **(24.0)** | **271.8** |
| Total operating exceptional items | **(20.7)** | **(4.1)** | **(11.1)** | **–** | **(35.9)** |
| Total operating profit before goodwill amortisation | **169.2** | **38.2** | **52.5** | **(24.0)** | **235.9** |
| Goodwill amortisation | **(3.5)** | **(8.1)** | **(0.3)** | **–** | **(11.9)** |
| Operating profit | **165.7** | **30.1** | **52.2** | **(24.0)** | **224.0** |
| Operating profit margin before operating exceptional items and goodwill amortisation | **9.6%** | **9.4%** | **8.8%** | **–** | **8.6%** |

## UNAUDITED ADDITIONAL INFORMATION
For the year ended 31 December 2002

| | Industrial & Automotive £ million | Air Systems Components £ million | Engineered & Construction Products £ million | Central costs £ million | Total £ million |
|---|---|---|---|---|---|
| **Turnover** | | | | | |
| Continuing operations | 1,948.7 | 500.4 | 702.6 | – | 3,151.7 |
| Discontinued operations | – | – | 93.7 | – | 93.7 |
| | 1,948.7 | 500.4 | 796.3 | – | 3,245.4 |
| Continuing operations | | | | | |
| Operating profit before operating exceptional items and goodwill amortisation | 181.6 | 50.9 | 67.0 | (16.1) | 283.4 |
| Operating exceptional items | (36.3) | (8.2) | (1.6) | – | (46.1) |
| Operating profit before goodwill amortisation | 145.3 | 42.7 | 65.4 | (16.1) | 237.3 |
| Discontinued operations | | | | | |
| Operating profit before operating exceptional items and goodwill amortisation | – | – | 5.4 | – | 5.4 |
| Operating exceptional items | – | – | – | – | – |
| Operating profit before goodwill amortisation | – | – | 5.4 | – | 5.4 |
| Total operating profit before operating exceptional items and goodwill amortisation | 181.6 | 50.9 | 72.4 | (16.1) | 288.8 |
| Total operating exceptional items | (36.3) | (8.2) | (1.6) | – | (46.1) |
| Total operating profit before goodwill amortisation | 145.3 | 42.7 | 70.8 | (16.1) | 242.7 |
| Goodwill amortisation | (1.4) | (8.6) | (0.4) | – | (10.4) |
| Operating profit | 143.9 | 34.1 | 70.4 | (16.1) | 232.3 |
| Operating profit margin before operating exceptional items and goodwill amortisation | 9.3% | 10.2% | 9.1% | – | 8.9% |

## FINANCIAL RECORD

| | Year ended 3 January 2004 £ million | Eight months ended 31 December 2002 Δ £ million | Year ended 30 April 2002 Δ £ million | Year ended 30 April 2001*Δ £ million | Year ended 29 April 2000*Δ £ million |
|---|---|---|---|---|---|
| Turnover | 3,150.4 | 2,097.2 | 3,373.8 | 4,105.5 | 5,640.4 |
| Profit before tax† | 227.5 | 149.3 | 272.5 | 299.3 | 478.6 |
| Profit attributable to shareholders† | 173.7 | 120.4 | 195.1 | 208.6 | 331.1 |
| Dividends | 121.7 | 86.4 | 131.9 | 132.9 | 200.2 |
| Shareholders' funds as previously stated | 744.0 | 1,039.5 | 1,106.9 | 1,084.9 | 726.4 |
| Investment in own shares | – | (0.2) | (0.6) | (1.4) | (2.3) |
| Shareholders' funds as restated | 744.0 | 1,039.3 | 1,106.3 | 1,083.5 | 724.1 |
| Average number of employees | 39,328 | 39,596 | 40,670 | 52,755 | 70,039 |
| Per share | | | | | |
| Earnings† | 18.78p | 12.44p | 20.14p | 19.94p | 31.30p |
| Ordinary dividends | 12.00p | 8.00p | 12.00p | 12.00p | 17.45p |
| Ordinary share price at fiscal year end | 269.0p | 190.0p | 264.0p | 156.5p | 197.3p |
| Enterprise value (£ million) | 2,682.0 | 2,034.5 | 2,651.0 | 1,994.7 | 3,406.0 |

* Years ended 29 April 2000 and 30 April 2001 have been restated for the adoption of Financial Reporting Standard No. 19 "Deferred Tax".

Δ Periods ended 31 December 2002, 30 April 2002, 30 April 2001 and 29 April 2000 have been restated to reflect the adoption of UITF 38 "Accounting for ESOP trusts".

† Profit before tax, profit attributable to shareholders and earnings per share are stated after operating exceptional items and before goodwill amortisation, exceptional items relating to the disposal of subsidiaries and profit on disposal of fixed assets.

Enterprise value consists of market capitalisation, preference shares and net debt/(funds).

# INVESTOR INFORMATION

## Annual General Meeting

Shareholders are invited to attend the Annual General Meeting to be held at 11.00 am on 21 May 2004. The venue is The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The nearest Underground stations are St. James's Park and Westminster.

## Dividends

The final dividend of 7.4 pence per ordinary share will be paid on 1 June 2004 to shareholders on the register at the close of business on 30 April 2004. For holders of American Depositary Receipts (ADRs), the dividend, declared in pence, is converted to US dollars on the UK dividend payment date using the exchange rate prevailing on that day.

## Payment of dividend

Shareholders who have mandated their dividends to be credited to a nominated bank or building society account should note that dividends are paid automatically to their account through the Bankers' Automated Clearing Services (BACS) with the associated tax voucher being sent direct to shareholders at their registered address unless requested otherwise. If the nominated account is with a bank or building society which is not a member of BACS, both the payment and tax voucher are sent to the account holding branch. Shareholders who do not currently mandate their dividends and who wish to have their dividend paid direct to a bank or building society account should complete a dividend mandate instruction form obtainable from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, or by telephoning 0870 600 3953.

## Dividend Reinvestment Plan

The Company offers a Dividend Reinvestment Plan. This allows shareholders to invest their cash dividend in purchasing shares of the Company in the market. The Company's Registrar arranges, on behalf of participants, through the agency of a suitably authorised stockbroking business, the purchase of the maximum whole number of ordinary shares possible on, or as soon as reasonably practicable after, the dividend payment date. Favourable dealing costs have been arranged. For further details or an application form please write to Lloyds TSB Registrars, Share Dividend Team, The Causeway, Worthing, West Sussex BN99 6DA, or telephone their Helpline on 0870 241 3018.

## Individual Savings Accounts (ISAs)

A Tomkins ISA enables UK residents to invest in the Company in a tax efficient manner. You can obtain more information on ISAs from our corporate ISA provider, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6UY, or by telephoning 0870 242 4244.

## Share Dealing

A telephone and internet dealing service has been arranged through Lloyds TSB Registrars which provides a simple way of selling Tomkins ordinary shares. Commission is 0.5% with a minimum charge of £20 for telephone dealing and £17.50 for internet dealing. For telephone sales call 0870 850 0852 between 8.30 am and 4.30 pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing. You will need your shareholder reference number shown on your share certificate. A weekly postal dealing service is also available and a form together with terms and conditions can be obtained by calling 0870 242 4244. Commission is 1% with a minimum of £10.

## Global BuyDIRECT

A simple dealing service is available, to US residents only, for buying and selling Tomkins ADRs. Details can be obtained from The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, or by telephoning 1 888 BNY ADRS (US callers only) or 1 610 382 7836.

## World Wide Web

The Company's web site address is shown on the back cover of this Annual Report. All Tomkins recent press releases are accessible, together with the latest Annual Report and Accounts, Summary Financial Statement and Interim Report. In addition, callers may obtain direct access to the web sites of many Tomkins operating companies.

## Share price information

The price of Tomkins ordinary shares is available on the Investor Information page of the Company's web site. The Financial Times Cityline Service also provides share price information. This telephone service is available on 0906 843 4244 and calls within the UK are charged at 60 pence per minute at all times. In addition, the share price is listed in most national daily newspapers and on Teletext.

## Registrar

Administrative enquiries concerning shareholdings in Tomkins plc, such as loss of a share certificate, dividend payment instructions, or a change of address, should be notified direct to the registrar, whose address is on the inside back cover of this Annual Report. Your correspondence should refer to Tomkins plc and state the registered name and address of the shareholder.

Every effort is made to prevent multiple mailing of documents to shareholders. If you have received more than one copy of this Annual Report or Summary Financial Statement and would like to amalgamate your holdings, please complete the Shareholder Register Multiple Accounts form enclosed with this Annual Report and return it to the registrar at the address on the form.

## Electronic communication

The registrar operates a share register internet enquiry service to provide shareholders with details of their shareholdings. To register for the service please go to www.shareview.co.uk. You will need your shareholder reference (which can be found on your share certificate or tax voucher) and you will be asked to select your own PIN. A user ID will then be posted to you. Once registered, shareholders may elect to receive future shareholder information and Company documents electronically, thereby improving speed of communication and reducing administrative costs of printing and postage. A visit to www.shareview.co.uk will also provide you with more details of the service and practical help and information on other share registration matters. Further details can be found on the Electronic Communications letter enclosed with this Annual Report.

## Electronic proxy voting

Shareholders may register their voting instructions for the forthcoming Annual General Meeting via the internet. If you have registered for the registrar's shareview service described above, you may submit your voting instructions by logging on to your shareview portfolio and accessing the Company Meetings – Tomkins site. If you have not registered with shareview, you may still register your vote electronically by going to www.sharevote.co.uk. You will be required to key in the three security numbers printed on your form of proxy to access the voting site.

## US listing

Tomkins ordinary shares are listed on the New York Stock Exchange in the form of ADRs. Each ADR represents four Tomkins ordinary shares. Tomkins is subject to the regulations of the Securities and Exchange

Commission (SEC) in the USA as they apply to foreign companies and files with the SEC its Annual Report on Form 20-F and other information as required. ADR holders are not members of the Company but may instruct The Bank of New York (at the address on the inside back cover), which administers the Tomkins ADR programme, as to the exercise of voting rights pertaining to the number of ordinary shares represented by their ADRs.

### Trading symbols

Tomkins' London Stock Exchange SEDOL number is 0896265 and its trading symbol is TOMK. The Company's trading symbol for its American Depositary Receipts is TKS.

### Report and Accounts – Companies House

In accordance with the requirements of the Registrar of Companies in England and Wales (the "registrar") and following the passing of the resolution to be proposed at the 2004 Annual General Meeting to receive these financial statements, a copy of this document omitting photographic representations and with such further modifications as may be necessary to comply with such requirements will be lodged with the registrar in accordance with the Companies Act 1985 (as amended). After being so lodged, further copies of this Annual Report and Accounts or the Summary Financial Statement in the form sent to shareholders will be available from the Company Secretary upon request.

### Share price information

The price range of a Tomkins ordinary share and ADR during the year ended 3 January 2004 was:

| | Ordinary shares of 5p each pence | | American Depositary Receipts US Dollars | |
| --- | --- | --- | --- | --- |
| | high | low | high | low |
| 1st quarter | 208.25 | 168.75 | 13.43 | 11.16 |
| 2nd quarter | 245.00 | 177.00 | 16.20 | 11.25 |
| 3rd quarter | 278.75 | 225.75 | 17.80 | 15.11 |
| 4th quarter | 288.50 | 250.00 | 19.32 | 16.97 |

### Analysis of ordinary shareholdings at 25 February 2004

| | Number of shareholders | Number of shares (000) | % of share capital |
| --- | --- | --- | --- |
| By type: | | | |
| Directors' interests | 8 | 1,949 | 0.25 |
| Other individuals | 21,636 | 63,529 | 8.22 |
| Insurance companies and pension funds | 8 | 4,474 | 0.58 |
| Banks, nominees, companies and others | 5,202 | 703,310 | 90.95 |
| | 26,854 | 773,262 | 100.00 |
| By size: | | | |
| 1-500 | 6,122 | 1,469 | 0.19 |
| 501-2,500 | 12,944 | 17,077 | 2.21 |
| 2,501-5,000 | 4,022 | 14,357 | 1.85 |
| 5,001-20,000 | 2,648 | 24,269 | 3.14 |
| 20,001-50,000 | 429 | 13,589 | 1.76 |
| 50,001-100,000 | 176 | 12,983 | 1.68 |
| 100,001-500,000 | 299 | 69,139 | 8.94 |
| above 500,000 | 214 | 620,379 | 80.23 |
| | 26,854 | 773,262 | 100.00 |

# FINANCIAL CALENDAR

**2004**

| | |
|---|---|
| 1st Quarter results announcement – quarter to 3 April 2004 | 21 May 2004 |
| Annual General Meeting – 2004 | 21 May 2004 |
| Final dividend payment – year ended 3 January 2004 | 1 June 2004 |
| 2nd Quarter and interim results announcement – quarter to 3 July 2004 | 26 August 2004 |
| 3rd Quarter results announcement – quarter to 2 October 2004 | 24 November 2004 |
| Interim dividend payment – six months ending 3 July 2004 | November 2004 |
| Year end | 1 January 2005 |

**2005**

| | |
|---|---|
| Preliminary announcement – year ending 1 January 2005 | February 2005 |
| 1st Quarter results announcement | May 2005 |
| Annual General Meeting – 2005 | May 2005 |
| Final dividend payment – year ending 1 January 2005 | May/June 2005 |

Notice is hereby given that the seventy-eighth Annual General Meeting of the Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 21 May 2004 at 11.00 am to transact the following business:

1  To receive the Directors' report and financial statements for the year ended 3 January 2004 together with the independent auditors' report.

2  To approve the Remuneration Committee report for the year ended 3 January 2004, as set out on pages 31 to 37 of the annual report and accounts.

3  To declare a final dividend of 7.4p per ordinary share for the year ended 3 January 2004.

4  To re-appoint as a Director Mr D B Newlands.

5  To re-appoint as a Director Mr K Lever.

6  To re-appoint as a Director Sir Brian Pitman.

7  To re-appoint Deloitte & Touche LLP (the Company having agreed that Deloitte & Touche LLP succeeded to the business of Deloitte & Touche on 1 August 2003) as independent auditors.

8  To authorise the Directors to determine the independent auditors' remuneration.

To consider and, if thought fit, pass the following resolution which will be proposed as an ordinary resolution:

9  THAT the Directors be and they are hereby authorised in accordance with, and subject to the terms of, article 5 of the Company's Articles of Association to allot relevant securities up to an aggregate nominal amount of £12,887,706.

To consider and, if thought fit, pass the following resolutions which will be proposed as special resolutions:

10  THAT the Directors be and they are hereby authorised in accordance with, and subject to the terms of, article 6 of the Company's Articles of Association (whether or not such article 6 is amended pursuant to resolution 12 below) to allot shares for cash for the purposes of paragraph (ii) of article 6 up to an aggregate nominal amount of £1,933,155.

11  THAT the Company be and is hereby generally and unconditionally authorised, in substitution for any authority to purchase ordinary shares of 5p each in the capital of the Company previously conferred (save to the extent the same has been exercised), to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 5p each in the capital of the Company ("Shares") provided that:

(a)  the maximum number of Shares hereby authorised to be acquired is 77,326,236 Shares or, if lower, such number of Shares as is equal to 10 per cent of the issued ordinary share capital of the Company at the close of business on 20 May 2004;

(b)  the maximum price which may be paid for any Share is an amount equal to 105 per cent of the average of the middle market quotations for a Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Share is contracted to be purchased and the minimum price which may be paid for any such Share shall be the nominal value of that Share; and

(c)  this authority shall expire on 30 June 2005 or, if earlier, at the conclusion of the Annual General Meeting of the Company to be held in 2005, but a contract of purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of Shares may be made in pursuance of any such contract.

12  THAT the Articles of Association of the Company be and they are hereby amended by:

(i)  the insertion in article 6 after the words "section 80 of the Act" of the words "and/or, where such allotment constitutes an allotment of equity securities, by virtue of section 94(3A) of the Act";

(ii)  the insertion in article 6(i) after the words "or other offer in favour of shareholders" of the words "(excluding any shareholder holding shares as treasury shares)"; and

(iii)  the deletion from article 6(i), where it appears after the words "respectively attributable to the interests of", of the word "all".

By Order of the Board

**N C Porter**
Secretary
East Putney House
84 Upper Richmond Road
London SW15 2ST

25 March 2004

Notes:

1  Any shareholder entitled to attend and vote at this Meeting may appoint a proxy to attend and vote on his/her behalf. A proxy need not be a member of the Company. A white form of proxy for use by ordinary shareholders and/or a green form of proxy for use by convertible cumulative preference shareholders is/are enclosed.

2  Only those shareholders registered in the register of members of the Company as at 6.00 pm on Wednesday 19 May 2004 shall be entitled to attend and/or vote at this Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 pm on Wednesday 19 May 2004 shall be disregarded in determining the rights of any person to attend and/or vote at this Meeting.

3  Copies of the current Memorandum and Articles of Association of the Company and as proposed to be amended pursuant to resolution 12 will be available for inspection during usual business hours on any weekday (public holidays excepted) at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY and the Company, East Putney House, 84 Upper Richmond Road, London SW15 2ST from the date of this Notice until the time of the Meeting and at The Queen Elizabeth II Conference Centre from 15 minutes before the Meeting until it ends.

**Registrar & Transfer Office**
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
Tel: 0870 600 3953

**Tomkins Individual Savings Account**
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6UY
Tel: 0870 242 4244

**US Representatives**
ADR Depositary
The Bank of New York
PO Box 11258
Church Street Station
New York
NY 10286-1258
Tel: 610 382 7836

Designed and produced by Black Sun Plc

Photography by Noorie Parvez
Printed in England by St Ives Westerham Press

**CORPORATE OFFICE &
REGISTERED OFFICE**
Tomkins plc
East Putney House
84 Upper Richmond Road
London SW15 2ST

Tel: 020 8871 4544
Fax: 020 8877 9700

**WORLD WIDE WEB**
For further information on Tomkins
please access our web site address:
www.tomkins.co.uk